Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SENTREHEART, INC.,

ATRICURE, INC.,

STETSON MERGER SUB, INC.

SECOND STETSON MERGER SUB, LLC

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS SECURITYHOLDER REPRESENTATIVE

Dated as of August 11, 2019

THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE, AND WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE PRIOR TO THE DULY AUTHORIZED AND APPROVED EXECUTION OF THIS DOCUMENT BY ALL SUCH PARTIES AND THE DELIVERY OF AN EXECUTED COPY HEREOF BY ALL SUCH PARTIES TO ALL OTHER PARTIES.

EXHIBITS
Exhibit A	Merger Certificates
Exhibit B	Exchange Agent Agreement
Exhibit C	Form of Escrow Agreement
Exhibit D	Net Working Capital Illustration
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Milestone Diligence Report
Exhibit G	Form of Lock-Up and Liquidity Agreement

SCHEDULES
Schedule 1	Interim Success Milestone
Schedule 2	Closing Management Bonus Allocation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (including any amendment hereto, this “Agreement”), dated as of August 11, 2019, is entered into by and among SentreHEART, Inc., a Delaware corporation (the “Company”), AtriCure, Inc., a Delaware corporation (“Parent”), Stetson Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub 1”), Second Stetson Merger Sub, LLC, a Delaware limited liability company and wholly owned direct subsidiary of Parent (“Merger Sub 2”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Company Securityholders (the “Securityholder Representative,” with Parent, the Company, Merger Sub 1 and Merger Sub 2 sometimes being hereinafter referred to individually as a “Party” and collectively referred to as the “Parties”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”), (i) Merger Sub 1 will merge with and into the Company (the “Reverse Merger”) with the Company as the surviving corporation, and (ii) immediately thereafter, pursuant to the provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”) the First-Step Surviving Corporation (as defined below) will merge with and into Merger Sub 2 (the “Second-Step Merger”), with Merger Sub 2 continuing as the surviving company, with both the Reverse Merger and the Second-Step Merger occurring as part of a single integrated plan. As used in this Agreement “Mergers” shall mean the Reverse Merger and the Second-Step Merger, collectively or sequentially, as appropriate;

WHEREAS, for U.S. federal income Tax purposes, it is intended that (a) the Mergers are part of a single integrated plan undertaken by the parties to this Agreement, (b) the Mergers qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (c) this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) (the “Intended Tax Treatment”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that this Agreement and the transactions contemplated hereby, including the Mergers (the “Transactions”), are in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company in accordance with the DGCL;

WHEREAS, the respective boards of directors of each of Parent and Merger Sub 1, and Parent, as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2, have (a) determined that this Agreement and the Transactions, including the Mergers, are in the best interests of Parent, Merger Sub 1, Merger Sub 2 and their respective stockholders and members, and (b) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, the Company shall deliver, in accordance with Section 228 of the DGCL, a written consent of its stockholders approving the Agreement and the Transactions, including the Mergers, in accordance with Section 251 of the DGCL.

NOW, THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1.    Certain Definitions. As used herein, the terms below shall have the following meanings.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by or is under common Control with such Person.

“Aggregate Exercise Price” means the sum of the aggregate exercise prices of all In the Money Vested Options and In the Money Vested Warrants, in each case, that are outstanding and unexercised as of immediately prior to the Effective Time (after giving effect to any acceleration occurring prior to the Effective Time) (it being understood, however, that, upon achievement of the applicable Milestones, the calculation of the Aggregate Exercise Price shall include the exercise prices of the In the Money Vested Options and In the Money Vested Warrants, as calculated as of such date after the Effective Time, that would have been outstanding at the time of achievement of the applicable Milestones if the Effective Time occurred as of such post-Effective Time date).

“Aggregate Merger Consideration” means, as of any applicable date, collectively, the rights of the Company Securityholders to receive (a) the Closing Merger Consideration, (b) distribution from the Representative Reserve, if any, (c) the Milestone Consideration (less the amount of any Milestone Management Bonus, the amount of any Guggenheim Payment, the amount of any Additional Reserve and any Set-off Amounts), if any, and (d) any amounts payable under Section 2.11 (including amounts released from the Purchase Price Adjustment Escrow Fund).

“Additional Reserve” has the meaning assigned to such term in Section 2.16.

“Agreement” has the meaning assigned to such term in the introductory paragraph.

“aMAZE IDE Clinical Trial” means the pivotal trial aMAZE Study: LAA Ligation Adjunctive to PVI for Persistent or Longstanding Persistent Atrial Fibrillation (aMAZE) sponsored by the Company (clinicaltrials.gov ID NCT02513797).

“Anti-Boycott Regulations” has the meaning assigned to such term in Section 3.18(a).

“Applicable Privacy Laws” has the meaning assigned to such term in Section 3.15(a).

“Assets” means all of the Company’s right and title to and interest in the properties and assets of any kind, whether tangible or intangible, real or personal or mixed, and wherever located, which are used or held for use in connection with the operation of the Business, as currently conducted.

“Base Purchase Price” means Forty Million Dollars ($40,000,000).

“Blackout Notice” has the meaning assigned to such term in Section 2.13(e).

“Books and Records” means all Records of the Business, including all sales order files, distributor files, engineering and product files, purchase order files, manufacturing records, test specifications and validation procedures, client and customer lists, supplier lists, pricing information, sales and promotional literature and business files of the Business, and all Records of the Business pertaining to current and former employees, books of account, accounting, financial statements, receivables, payables, inventory, results of operations, customers, suppliers, employees, employees benefit plans, Taxes, Tax Returns, Trade Secrets and other Intellectual Property, Permits, other tangible or intangible Assets, Contracts, Liabilities or otherwise relating to the Business (but excluding any materials protected by the attorney-client privilege or any other applicable privilege or protection against disclosure and materials which cannot be disclosed without violation of any applicable Law or binding confidentiality obligation).

“Bridge Notes” means all convertible promissory notes issued by the Company in connection with that Note Purchase Agreement, dated August 21, 2018, by and among the Company and the lenders party thereto, as amended.

“Business” means the Company’s business, as conducted on the date hereof.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in the State of New York.

“Cash on Hand” means, with respect to the Company, all cash, cash equivalents and freely marketable securities (including all cash posted to support letters of credit, performance bonds or other similar obligations or deposits with third parties, including landlords), in each case determined in accordance with GAAP and expressed in United States dollars. For the avoidance of doubt, Cash on Hand shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit for the account of Company.

“Claim” means any claim, suit, action, arbitration, mediation, petition, cause of action, complaint, charge, allegation, criminal prosecution, investigation, demand letter, hearing or proceeding, whether civil, criminal, administrative or investigative, at law or at equity, before or by any Governmental Authority, arbitrator, other tribunal, and any formal information request from a Governmental Authority.

“Closing” has the meaning assigned to such term in Section 2.3.

“Closing Cash on Hand” means, without duplication, as of 12:01 am Pacific Time on the Closing Date, an amount equal to the Cash on Hand (before taking into account the consummation of the Transactions or payment of any Indebtedness, Company Transaction Fees or the Closing Management Bonus included in the calculation of Closing Merger Consideration).

“Closing Company Transaction Fees” means, without duplication, as of 12:01 am Pacific Time on the Closing Date, an amount equal to the unpaid Company Transaction Fees.

“Closing Consideration Adjustment” means an amount initially equal to zero, subject to the following adjustments pursuant to the provisions set forth in Section 2.11: (a) if the Closing Cash on Hand (as so finally determined) is less than the Estimated Cash on Hand, then the Closing Consideration Adjustment will be decreased by the amount of such difference; if the Closing Cash on Hand (as so finally determined) is greater than the Estimated Cash on Hand, then the Closing Consideration Adjustment will be increased by the amount of such difference; if the Closing Cash on Hand (as so finally determined) is equal to the Estimated Cash on Hand, there will be no adjustment to the Closing Consideration Adjustment; (b) if the Closing Company Transaction Fees (as so finally determined) are greater than the Estimated Company Transaction Fees, then the Closing Consideration Adjustment will be decreased by the amount of such difference; if the Closing Company Transaction Fees (as so finally determined) are less than the Estimated Company Transaction Fees, then the Closing Consideration Adjustment will be increased by the amount of such difference; if the Closing Company Transaction Fees (as so finally determined) are equal to the Estimated Company Transaction Fees, there will be no adjustment to the Closing Consideration Adjustment; (c) if the Closing Indebtedness (as so finally determined) is greater than the Estimated Indebtedness, then the Closing Consideration Adjustment will be decreased by the amount of such difference; if the Closing Indebtedness (as so finally determined) is less than the Estimated Indebtedness, then the Closing Consideration Adjustment will be increased by the amount of such difference; if the Closing Indebtedness (as so finally determined) is equal to the Estimated Indebtedness, there will be no adjustment to the Closing Consideration Adjustment; and (d) if the Closing Working Capital Amount (as so finally determined) is greater than the Estimated Net Working Capital, the Closing Consideration Adjustment will be increased by the amount of such difference; if the Closing Working Capital Amount (as so finally determined) is less than the Estimated Net Working Capital, the Closing Consideration Adjustment will be decreased by the amount of such difference; if the Closing Working Capital Amount (as so finally determined) is equal to the Estimated Net Working Capital, there will be no adjustment to the Closing Consideration Adjustment. By way of example, if the Closing Working Capital is a deficit equal to ($2,956,294.82), then the Closing Consideration Adjustment will be decreased by $1,000,000.

“Closing Date” has the meaning assigned to such term in Section 2.3.

“Closing Indebtedness” means, without duplication, as of 12:01 am Pacific Time on the Closing Date, an amount equal to the outstanding Indebtedness of the Company.

“Closing Management Bonus” means an amount equal to $3,500,000 in the aggregate, payable to the individuals set forth on Schedule 2 in accordance with such schedule pursuant to the Company’s Amended and Restated Management Incentive Plan in effect as of the date of this Agreement, plus the related employer portion of any payroll, employment or similar Taxes.

“Closing Merger Consideration” means (a) the Base Purchase Price, plus (b) the amount by which the Estimated Net Working Capital exceeds the Target Net Working Capital, if any, minus (c) the amount by which the Target Net Working Capital exceeds the Estimated Net Working Capital, if any, plus (d) the Estimated Cash on Hand, minus (e) the Estimated Indebtedness, minus (f) the Estimated Company Transaction Fees, minus (g) the Purchase Price Adjustment Escrow Amount, minus (h) the Representative Reserve, minus (i) the Closing Management Bonus.

“Closing Statement” has the meaning assigned to such term in Section 2.11(a).

“Closing Working Capital Amount” means, without duplication, as of 12:01 am Pacific Time on the Closing Date, an amount equal to: (a) the aggregate dollar amount of the consolidated current assets of the Company as of immediately after the Effective Time (other than any deferred Tax assets and any such assets that are included in Cash on Hand), minus (b) the aggregate dollar amount of the consolidated current liabilities of the Company as of immediately after the Effective Time (other than any such liabilities that are included in Closing Indebtedness, Closing Company Transaction Fees, the Closing Management Bonus, any deferred Tax liabilities and any deferred revenue), in the case of each of clauses “(a)” and “(b),” determined in accordance with GAAP and otherwise in accordance with Company accounting principles. Any Tax liabilities included in clause “(b)” shall (i) be calculated as of the end of the day on the Closing Date, (ii) only include liabilities for Taxes with respect to any Tax period (or portion thereof) ending on (and including) the Closing Date or any Tax period ending prior to the Closing Date for which Tax Returns are not yet due and (iii) take into account any estimated payments or prepayments of Tax (not to reduce such Tax liability below zero) and any Tax deductions arising from the Transactions (that are reasonably determined to be more likely than not to be deductible if challenged).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” means, the expenditure of efforts and resources consistent with the usual practice of Parent and its Subsidiaries with respect to development, regulatory approval, commercialization and reimbursement of products of similar commercial potential at a similar stage in product lifecycle, taking into account: (a) issues of efficacy, safety and expected and actual approved labeling, (b) the expected and actual competitiveness of alternative products sold by third parties in the marketplace, (c) the expected and actual patent and other proprietary position of the product, (d) the likelihood of obtaining FDA and other regulatory approval given the regulatory structure involved, (e) the regulatory approval of the product and scope of any marketing approval, (f) pending or actual legal proceedings with respect to products liability, invalidity proceedings with respect to Intellectual Property or infringement of a third party’s Intellectual Property involving the product and (g) pricing, reimbursement and profitability relating to the product(s), but in each case not including payments made or to be made pursuant to this Agreement.

“Common Per Share Merger Consideration” means, as of any applicable date, an amount equal to: (a) (i) the sum of the Aggregate Merger Consideration plus (ii) the Aggregate Exercise Price minus (iii) the Preference Amount, if any, divided by (b) the Fully Diluted Shares.

“Common Stockholder” means a holder of Company Common Stock immediately prior to the Effective Time.

“Company” has the meaning assigned to such term in the introductory paragraph.

“Company Associate” means any current or former officer or other employee of the Company or current or former independent contractor, consultant, agent or director of the Company or any of the Company’s former subsidiaries.

“Company Benefit Plans” means each Employee Benefit Plan that the Company maintains, to which the Company contributes or with respect to which the Company is a participating employer and in which any Company Associate participates or is owed benefits or for which an obligation or other Liability of the Company exists.

“Company Board” has the meaning assigned to such term in the Recitals.

“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.

“Company Charter” means the Certificate of Incorporation of the Company, as amended.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Disclosure Letter” has the meaning assigned to such term in the introductory paragraph to Article 3.

“Company Material Adverse Effect” means any fact, event, change, development, condition, circumstance or effect that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, operations, financial condition, assets (whether tangible or intangible), liabilities, capitalization or results of operations of the Company or its Subsidiaries, taken as a whole; provided that, “Company Material Adverse Effect” shall not include any such fact, event, change, development, condition, circumstance or effect to the extent it results or arises from (a) any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (b) changes generally affecting (i) the industry in which the Company operates, (ii) the United States or worldwide economy, (iii) financial markets in the United States or worldwide, or political conditions in the United States or worldwide, (c) changes in applicable Law or GAAP (or authoritative interpretation thereof), (d)

any action required to be taken by the Company pursuant to the terms of this Agreement, (e) any action taken by the Company that is permitted or requested to be taken by Parent in writing, (f) the announcement or pendency of the Transactions, including the impact thereof on the relationships with customers, suppliers, partners or employees of the Company or (g) any failure to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, except, in each case of the foregoing clauses (a), (b) and (c), if such event, change, development, condition, circumstance or effect disproportionately, to a material degree, affects (relative to other participants in the Company’s industry) the Company.

“Company Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock.

“Company Securityholders” means collectively, Common Stockholders, Preferred Stockholders, Option Holders, Warrant Holders and holders of any other securities or rights convertible into shares of Company Capital Stock.

“Company Transaction Fees” means (without duplication of any other amount payable in connection with this Agreement or the Transactions) the following fees, expenses and other similar amounts that have been or are expected to be incurred on or prior to the Effective Time on behalf of the Company in connection with this Agreement and the consummation of the Transactions: (a) the fees and expenses of, or other similar amounts charged by, counsel to the Company, including those of Goodwin Procter LLP, (b) the fees and expenses of, or other similar amounts charged by, any brokers, agents, auditors or financial advisors engaged by the Company, (c) the fees and expenses of, or other similar amounts charged by, any accountants engaged by the Company, (d) the fees and expenses of, or other similar amounts charged by, any other consultants, advisors or experts engaged by the Company and (e) fifty percent (50%) of the costs of the representations and warranties insurance policy bound by Parent on the date hereof. For the avoidance of doubt, “Company Transaction Fees” shall exclude (i) all stay bonus, retention bonus, incentive bonus, completion bonus, change of control bonus or any other transaction related bonuses, including all liabilities for the employer portion of any payroll, employment or similar Taxes, as a result of or otherwise related to the consummation of the Transactions and (ii) the Closing Management Bonus and any Milestone Management Bonus.

“Company Transaction Fees Schedule” has the meaning assigned to such term in Section 2.9(f).

“Contract” means any written agreement, contract, lease, license, promise, commitment or undertaking.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, the power to cause the direction of the management and policies of that Person, by Contract or otherwise (the terms “Controlled by” and “under common Control with” shall have correlative meanings).

“Covered Person” has the meaning assigned to such term in Section 5.7(a).

“CPT” has the meaning assigned to such term in Section 2.12(a)(iii).

“CPT Milestone” has the meaning assigned to such term in Section 2.12(a)(iii).

“CPT Milestone Consideration” has the meaning assigned to such term in Section 2.12(a)(iii).

“CPT Milestone Initial Period” has the meaning assigned to such term in Section 2.12(a)(iii).

“CPT Milestone Period” has the meaning assigned to such term in Section 2.12(a)(iii).

“D&O Tail Policy” means a directors’ and officers’ liability insurance and fiduciary liability insurance “tail” or “run-off” policy for the benefit of the Covered Persons which covers a period of six (6) years from and after the Effective Time.

“Damages” includes any loss, damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature, but excludes any consequential damages, indirect damages, diminution in value or punitive damages (unless actually recovered by a third party in connection with a third party claim).

“Data Subject Consents” has the meaning assigned to such term in Section 3.15(b).

“DGCL” has the meaning assigned to such term in the Recitals.

“Disputed Item” has the meaning assigned to such term in Section 2.11(b).

“Dissenting Shares” has the meaning assigned to such term in Section 2.14(a).

“DLLCA” has the meaning assigned to such term in the Recitals.

“EAR” has the meaning assigned to such term in Section 3.18(a).

“Effective Time” has the meaning assigned to such term in Section 2.2.

“Employee Benefit Plan” means any of the following, whether written or oral (and regardless of whether mandatorily sponsored pursuant to any applicable Law or voluntarily sponsored): (a) any nonqualified deferred compensation plan or supplemental executive retirement plan or arrangement that is an Employee Pension Benefit Plan, (b) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (c) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan, (d) any Employee Welfare Benefit Plan or material fringe benefit plan or program, (e) any vacation, paid time off, relocation, profit sharing, bonus, stock option, restricted stock, restricted stock unit, stock purchase, other equity-related, change in control, transaction, retention, Tax gross-up, perquisite, consulting, employment, severance, redundancy, termination indemnity, bonus, commission or other incentive plan, agreement or arrangement and (f) any plan, agreement or arrangement providing benefits related to clubs, childcare, parenting, sabbatical or sick leave.

“Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA and specifically includes any plan operated pursuant to the Laws of any Governmental Authority other than the United States or any plan operated with respect to Non-U.S. Employees whether or not such plan is subject to ERISA.

“Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA and specifically includes any plan operated pursuant to the Laws of any Governmental Authority other than the United States and any plan operated with respect to Non-U.S. Employees, whether or not such plan is subject to ERISA.

“Environment” means soil, surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Laws” means any and all applicable Laws: (a) relating to pollution (or the investigation, cleanup, or other analysis thereof) or the protection of the Environment, or (b) concerning exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, Release, transportation, processing, production, disposal or remediation of any Hazardous Substances, or the handling of Hazardous Substances. The term “Environmental Laws” includes the following (including their implementing Laws and any applicable state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq., the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq., the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq., the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 7401 et seq., and the Occupation Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permit” means any and all Permits issued to the Company in connection with the operation of the Business in accordance with Environmental Laws applicable to the Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Escrow Account” has the meaning assigned to such term in Section 2.9(b).

“Escrow Agent” has the meaning assigned to such term in Section 2.9(b).

“Escrow Agreement” has the meaning assigned to such term in Section 2.9(b).

“Estimated Cash on Hand” has the meaning assigned to such term in Section 2.9(d).

“Estimated Company Transaction Fees” has the meaning assigned to such term in Section 2.9(d).

“Estimated Indebtedness” has the meaning assigned to such term in Section 2.9(d).

“Estimated Net Working Capital” has the meaning assigned to such term in Section 2.9(d).

“Exchange Account” has the meaning assigned to such term in Section 2.9(a).

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

“Exchange Agent” has the meaning assigned to such term in Section 2.9(a).

“Exchange Agent Agreement” has the meaning assigned to such term in Section 2.9(a).

“Expense” means any fee, cost, expense, payment, expenditure or Liability.

“FCPA” means the U.S. Foreign Corrupt Practices Act and all rules, regulations and guidance promulgated thereunder.

“FD&C Act” has the meaning assigned to such term in Section 3.16(a).

“FDA” means the U.S. Food & Drug Administration or any successor entity.

“FDA Law and Regulation” has the meaning assigned to such term in Section 3.16(a).

“Financial Statements” means the audited balance sheets of the Company as of December 31, 2018 and December 31, 2017, and the related audited statements of operations and comprehensive loss, statements of stockholders’ equity and statements of cash flows for each of the years then ended.

“First-Step Surviving Corporation” has the meaning assigned to such term in Section 2.1.

“Fraud” means a misrepresentation or omission of a material fact (a) by the Company with respect to the making of the representations and warranties set forth in Article 3 of this Agreement, or (b) by Parent, Merger Sub 1 or Merger Sub 2 with respect to the making of the representations and warranties set forth in Article 4 of this Agreement, in either case, which the Person making such misrepresentation or omission knew to be false and with the intent to deceive and to induce reliance by another Person and upon which such other Person reasonably relied.

“Fully Diluted Shares” means the aggregate number of shares of Company Common Stock then held by each holder of Company Preferred Stock, Company Common Stock, RSUs, In the Money Vested Options and In the Money Vested Warrants (assuming each such Option and Warrant were exercised) on an as-converted basis, where each holder of Company Preferred Stock is to be treated for such purpose as holding in lieu of such shares of Company Preferred Stock the greatest whole number of shares of Company Common Stock then issuable upon conversion in full of such Company Preferred Stock pursuant to the terms of the Company Charter (it being understood, however, that, upon achievement of the applicable Milestones, the calculation of the Fully Diluted Shares shall include the number of such shares of Company Common Stock, shares of Company Preferred Stock, In the Money Vested Options and In the Money Vested Warrants, as calculated as of such date after the Effective Time, that would have been outstanding at the time of achievement of the applicable Milestones if the Effective Time occurred as of such date after the Effective Time).

“GAAP” means accounting principles generally accepted in the United States as consistently applied and maintained by the Company throughout the applicable periods.

“General Enforceability Exceptions” has the meaning assigned to such term in Section 3.3(a).

“Goodwin” has the meaning assigned to such term in Section 9.12.

“Government Grants” has the meaning assigned to such term in Section 3.33.

“Governmental Authority” means any (a) nation or government (whether foreign or domestic), including any federal, state, provincial or local municipality, principality, commonwealth, province, territory, county, district or other jurisdiction of any nature or other political subdivision, instrumentality or authority thereof, or (b) department, commission, bureau, agency, authority, board, court, arbitrator, arbitration tribunal, official, officer, self-regulatory authority or organization, or other entity or body, domestic or foreign (including any multinational, supra-national or quasi-governmental entity, body or authority), exercising executive, judicial, regulatory, administrative, enforcement, police, military or taxing governmental functions.

“Governmental Damages” means (a) any civil, administrative or criminal penalties, assessments or fines paid or payable to a Governmental Authority, (b) any restitution, penalties or damages paid to a third party, in each case, resulting from the (i) conviction (including as a result of the entry of a guilty plea, a consent judgment or a plea of nolo contendere) of the Company of a crime or (ii) settlement or resolution with a Governmental Authority for the purpose of closing a Governmental Investigation or (c) any administrative sanctions, injunctive relief, deferred prosecution agreement, non-prosecution agreement, corporate integrity agreement or requirement to alter business practices imposed by or entered into with any Governmental Authority.

“Governmental Investigation” means an investigation or issuance of a subpoena, civil investigative demand or other formal or informal request for information or documents by a Governmental Authority for the purpose of investigating violations of any applicable Laws (including any Health Care Laws) or imposing criminal sanctions or civil or administrative penalties, fines, damages, sanctions or injunctions on the Company.

“Group Health Plan” has the meaning assigned to such term in Section 3.15(a).

“Guggenheim Payment” has the meaning assigned to such term in Section 2.12(b).

“Hazardous Substance” means any substance, material or waste which is regulated by any Environmental Law, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum, petroleum products or any derivative or by-products thereof, nuclear fuel, asbestos or asbestos-containing material, radioactive materials, urea formaldehyde and polychlorinated biphenyls.

“Health Care Laws” has the meaning assigned to such term in Section 3.17(a).

“Health Care Professional” has the meaning assigned to such term in Section 3.34.

“Highest In the Money Exercise Price” means the highest per share exercise price at which the Common Per Share Merger Consideration or the Preferred Per Share Merger Consideration with respect to a share of Series D Preferred Stock, as applicable, would exceed such highest per share exercise price assuming that (a) all vested Options and all vested Warrants (i) with a per share exercise price equal to or less than such highest per share exercise price are included in the Fully Diluted Shares and (ii) with a per share exercise price greater than such highest per share exercise price are excluded from the Fully Diluted Shares and (b) the sum of the exercise prices of all vested Options and Warrants (i) with a per share exercise price equal to or less than such highest per share exercise price were included in the Aggregate Exercise Price and (ii) with a per share exercise price greater than such highest per share exercise price were excluded from the Aggregate Exercise Price.

“Holder of Registrable Securities” has the meaning assigned to such term in Section 2.13(d).

“Improper Payment Law” means the FCPA and any other applicable Laws regarding corruption, bribery, money laundering or illegal payments or gratuities, including the U.K. Bribery Act 2010, §§ 299, 299a/b and 331 et seq. of the German Criminal Code (Strafgesetzbuch), and anti-bribery laws of all other jurisdictions in which the Company directly or indirectly does business.

“In the Money Vested Option” means any vested Option that has an exercise price in respect of a share of Common Stock subject to such vested Option that is less than the Highest In the Money Exercise Price.

“In the Money Vested Warrant” means any vested Warrant that has an exercise price in respect of a share of Series D Preferred Stock subject to such vested Warrant that is less than the Highest In the Money Exercise Price.

“Indebtedness” means, without duplication: (a) any obligations of the Company for borrowed money (including all obligations for principal, interest premiums, penalties, fees, expenses and breakage costs), (b) any obligations of the Company evidenced by any note, bond, debenture or other debt security, (c) any leases for personal property required by GAAP to be capitalized prior to the adoption of Accounting Standards Update No. 2016-02 and related guidance, (d) any obligations of a Person, other than the Company, secured by a Lien against any of the Company’s Assets, (e) all obligations of the Company for the reimbursement of letters of credit, bankers’ acceptance or similar credit transactions, but only to the extent actually drawn and (f) any of the foregoing to the extent guaranteed by the Company.

“Indebtedness Payoff Schedule” has the meaning assigned to such term in Section 2.9(f).

“Independent Accountant” has the meaning assigned to such term in Section 2.11(b).

“Indication” has the meaning assigned to such term in Section 2.12(a)(ii).

“Intellectual Property” means any and all intellectual property, including (a) patents and provisional and non-provisional patent applications, and all continuations, continuations-in-part, extensions, reissues, divisions or invention disclosures relating thereto, (b) trademarks, trade names, service marks, logos, trade dress, domain names and social media accounts and handles, together with all goodwill in any of the foregoing and all applications and registrations of the same, (c) copyrights (including software in source code or object code form) and all applications and registrations of the same, (d) moral rights, including the right to the integrity of the work, the right to be associated with the work as its author by name or under a pseudonym and the right to remain anonymous, (e) rights of publicity and privacy, (f) mask works, schematics, technology, know-how, Trade Secrets, customer lists, technical information, technical data, process technology, specifications, plans, drawings and blue prints, inventions, improvements thereto, ideas, algorithms, devices, systems, processes, and any and all other tangible or intangible proprietary information, (g) rights analogous to those set forth above and (h) rights to sue for past, present, and future infringement, misappropriation or other unauthorized use of the rights set forth above.

“Intellectual Property Assignment Agreement” has the meaning assigned to such term in Section 2.7(a)(iii).

“Intended Tax Treatment” has the meaning assigned to such term in the Recitals.

“Interim Balance Sheet Date” has the meaning assigned to such term in Section 3.6(a).

“Interim Financial Statements” has the meaning assigned to such term in Section 3.6(a).

“Interim Success Milestone” has the meaning assigned to such term on Schedule 1.

“Interim Success Milestone Consideration” has the meaning assigned to such term in Section 2.12(a)(i).

“IT Assets” has the meaning assigned to such term in Section 3.15(d).

“Knowledge” or any similar phrase, when used with respect to the Company, means the actual knowledge of Russell Seiber or Chris Lowe, in each case after reasonable inquiry.

“LARIAT System” means the following components sold together as one system: LARIAT device, FINDRWIRZ guide wire system, ENDOCATH balloon, SOFTIP guide cannula, TENSURE tightener and SureCUT suture cutter. For the avoidance of doubt, the LARIAT System must include all of the components listed above to be a complete system.

“Laws” means any laws, statutes, ordinances, rules and agency guidelines having the force of law enacted, issued or adopted by any Governmental Authority but, for the avoidance of doubt, excludes any Orders.

“Leased Real Property” has the meaning assigned to such term in Section 3.30(b).

“Legal Proceeding” means any action, suit, litigation, arbitration, claim, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Letter of Transmittal” has the meaning assigned to such term in Section 2.9(h).

“Liability” means any liability, obligation, commitment, expense, deficiency, guaranty or endorsement of or by any Person, whether known or unknown, and whether accrued, absolute, contingent, matured or unmatured.

“Lien” means any charge, community or other marital property interest, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, conditional sales agreement, encumbrance, right of way, encroachment, servitude, right of first option, right of first refusal, call option, drag along, voting trust or agreement, proxy or similar restriction.

“Made Available”, with respect to any document or other information, means such document or other item of information was included in the virtual data room established by the Company in connection with the Transactions at least one (1) day prior to the date of this Agreement.

“Majority Holders” has the meaning assigned to such term in Section 8.2.

“Material Breach” has the meaning assigned to such term in Section 7.2.

“Material Company Trade Secrets” has the meaning assigned to such term in Section 3.11(k).

“Material Compliance Violation” means any violation that by its nature could reasonably require voluntary disclosure to a Governmental Authority occurring as a result of any action or omission by any officer, director, manager, managing director, employee, agent or contract worker of the Company or any of its Affiliates in respect of any applicable Law (including Improper Payment Laws, the International Emergency Economic Powers Act, the Arms Export Control Act, the United Nations Participation Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act, the Iran and Syria Nonproliferation Act, EAR, OFAC Regulations, other Trade Control Laws, Anti-Boycott Regulations or Money Laundering Laws, including the criminal money laundering provisions set forth in Title 18 of the Code).

“Material Contracts” has the meaning assigned to such term in Section 3.13(a).

“Merger Certificates” has the meaning assigned to such term in Section 2.2.

“Merger Consideration Schedule” has the meaning assigned to such term in Section 2.9(e).

“Mergers” has the meaning assigned to such term in the Recitals.

“Merger Sub 1” has the meaning assigned to such term in the introductory paragraph.

“Merger Sub 2” has the meaning assigned to such term in the introductory paragraph.

“Milestone Consideration” has the meaning assigned to such term in Section 2.12(a).

“Milestone Management Bonus” has the meaning assigned to such term in Section 2.12(b).

“Milestone Notice” has the meaning assigned to such term in Section 2.12(b).

“Milestone Periods” means the PMA Milestone Period and the CPT Milestone Period.

“Milestones” has the meaning assigned to such term in Section 2.12(a)(iii).

“Money Laundering Laws” has the meaning assigned to such term in Section 3.19.

“Non-Accredited Securityholder” means any Company Securityholder that is not an “accredited investor” as such term is defined in Rule 501(a) of the Securities Act, as determined by Parent in its sole discretion.

“Non-Disclosure Agreement” has the meaning assigned to such term in Section 5.2(b).

“Objection” has the meaning assigned to such term in Section 2.11(b).

“Objection Period” has the meaning assigned to such term in Section 2.11(b).

“OFAC Regulations” has the meaning assigned to such term in Section 3.18(a).

“Open Source Software” has the meaning assigned to such term in Section 3.11(n).

“Option Holder” means any holder of Options.

“Options” means options to subscribe for and purchase Company Common Stock, whether vested or not.

“Order” means any judgment, decision, consent decree, injunction, ruling, assessment or order of any Governmental Authority that is expressly by its terms binding on any Person or its property.

“Ordinary Course of Business” or “Ordinary Course” or any similar phrase means the ordinary course of the Business, consistent with the past customs and practices of the Company.

“Organizational Documents” means, with respect to a particular Person, the certificate of formation, the operating agreement, partnership agreement, the certificate (or articles) of incorporation or bylaws (or similar charter documents) of such Person.

“other thing of value” has the meaning assigned to such term in Section 3.20(c).

“Outside Date” has the meaning assigned to such term in Section 7.1(b).

“Parent” has the meaning assigned to such term in the introductory paragraph.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Diligence Obligations” has the meaning assigned to such term in Section 2.12(d)(i).

“Parent Financial Statements” has the meaning assigned to such term in Section 4.10(c).

“Parent Market Price” means the average of the volume-weighted average prices for the Parent Common Stock as reported on NASDAQ for each of the twenty (20) consecutive complete trading days ending with the third (3rd) complete trading day prior to the applicable date of measurement, rounded to the nearest whole cent.

“Parent Material Adverse Effect” means, with respect to Parent, Merger Sub 1 or Merger Sub 2, (a) any event or condition which has resulted in or would reasonably expected to result in a material adverse change in the business, financial condition or results of operations of Parent, Merger Sub 1 and Merger Sub 2, taken as a whole or (b) would materially impair or delay the ability of Parent, Merger Sub 1 or Merger Sub 2 to perform their respective obligations hereunder, including the consummation of the Mergers.

“Parent Related Person” has the meaning assigned to such term in Section 4.14(b).

“Parent Reports” has the meaning assigned to such term in Section 4.9(a).

“Party” and “Parties” have the meanings assigned to such terms in the introductory paragraph.

“Payoff Letters” means a payoff letter from each creditor with respect to the Indebtedness identified on Section 3.8 of the Company Disclosure Letter setting forth: (a) the amount required to pay off in full on the Closing Date the Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment and (b) if applicable, the commitment of such creditor to release all Liens that it may hold on any of the Assets of the Company within a designated time period after the Closing Date.

“Permits” means each license, permit, franchise, approval, authorization, variance, consent, waiver or order of, or filing or registration with, or issued or granted by, any Governmental Authority for the conduct of the Business or relating to the operation of the Company as currently conducted.

“Permitted Liens” means (a) Liens for Taxes, assessments and other charges of Governmental Authorities not yet due and payable or being contested in good faith through appropriate proceedings and as to which adequate reserves are included in the Financial Statements if and to the extent required by GAAP, (b) statutory and contractual mechanics’, laborers’, materialmen’s, warehouseman’s, carrier’s and other similar Liens arising in the Ordinary Course of Business for sums not yet due or being contested in good faith through appropriate proceedings and as to which adequate reserves are included in the Financial Statements if and to the extent required by GAAP, (c) with regard to Real Property, (i) any and all matters of record, including zoning restrictions, easements, rights-of-way, building or use restrictions, prescriptive rights, encroachments, and other reservations, entitlements, covenants, conditions, oil and gas leases, mineral severances and Liens that are not violated by the current use or occupancy by the Company of such Real Property, (ii) any easements, rights-of-way, building, use or environmental restrictions and Laws, prescriptive rights, encroachments and party-walls that are not violated by the current use or occupancy by the Company of such Real Property and (iii) statutory, common law and contractual landlord’s Liens, rights of distress or Liens under any Real Property Lease other leases, subleases or license agreements pursuant to which the Company is a lessee and not in default, (d) such other imperfections of title as do not materially detract from the value or otherwise materially interfere with the current use of any of the Company’s properties or otherwise impair the Company’s operation of the Business as currently conducted and (e) any Liens arising from or related to any equipment financing or leasing arrangements.

“Person” means any person or entity, including an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture and Governmental Authority.

“Personal Data” shall mean, in reference to a natural Person, such individual’s name, location, street address, telephone number, email address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other information used to identify, contact or precisely locate such natural Person.

“PMA” has the meaning assigned to such term in Section 2.12(a)(ii).

“PMA Milestone” has the meaning set forth in Section 2.12(a)(ii).

“PMA Milestone Consideration” has the meaning assigned to such term in Section 2.12(a)(ii).

“PMA Milestone Initial Period” has the meaning assigned to such term in Section 2.12(a)(ii).

“PMA Milestone Period” has the meaning assigned to such term in Section 2.12(a)(ii).

“Preference Amount” means the sum of the aggregate Series A Preference Amount, the aggregate Series B Preference Amount, the aggregate Series C Preference Amount and the aggregate Series D Preference Amount, as applicable.

“Preferred Per Share Merger Consideration” means, as of any applicable date, (a) with respect to each share of Series A Preferred Stock, the Series A Preference Amount plus the Common Per Share Merger Consideration, (b) with respect to each share of Series B Preferred Stock, the Series B Preference Amount plus the Common Per Share Merger Consideration, (c) with respect to each share of Series C Preferred Stock, the Series C Preference Amount plus the Common Per Share Merger Consideration and (d) with respect to each share of Series D Preferred Stock, the Series D Preference Amount plus the Common Per Share Merger Consideration, provided, however, in each case, that if, after taking into account the applicable Participation Cap (as defined in the Company Charter), the foregoing calculations would result in a holder of the applicable class of Company Preferred Stock being entitled to receive greater consideration if such shares of Company Preferred Stock were converted into Company Common Stock, then the holders of the applicable class of Company Preferred Stock will be deemed to have converted into shares of Company Common Stock as of immediately prior to the Effective Time and shall be entitled to receive Common Per Share Merger Consideration.

“Preferred Stockholders” means collectively, the holders of Company Preferred Stock.

“Product” means any product (including any component thereof) manufactured, shipped, sold, marketed, distributed, or otherwise introduced into the stream of commerce (including through use in a clinical study) by or on behalf of the Company, and any other product sold within or outside of the United States by the Company through any distributor or agent or pursuant to any other contractual relationship with any other Person, in each case, as of the date of the Agreement.

“Pro Rata Share” means, with respect to a Company Securityholder, a fraction, the numerator of which equals the Aggregate Merger Consideration then payable in respect of the Company Common Stock, Company Preferred Stock, RSUs, In the Money Vested Options and In the Money Vested Warrants held by such Company Securityholder in accordance with this Agreement and the Company Charter and the denominator of which equals the Aggregate Merger Consideration then payable respect of all holders of Company Common Stock, Company Preferred Stock, In the Money Vested Options and In the Money Vested Warrants entitled to receive a portion of the Aggregate Merger Consideration pursuant to the terms of this Agreement and the Company Charter. For the avoidance of doubt, the applicable Pro Rata Share shall be calculated (or re-calculated, as the case may be) at the applicable time of release of Aggregate Merger Consideration, including the Closing Merger Consideration, the Purchase Price Adjustment Escrow Amount, the Representative Reserve and the Milestone Consideration.

“Prospectus” has the meaning assigned to such term in Section 2.13(a).

“Purchase Price Adjustment Escrow Amount” has the meaning assigned to such term in Section 2.9(b).

“Purchase Price Adjustment Escrow Fund” has the meaning assigned to such term in Section 2.9(b).

“Qualified Repurchase” has the meaning assigned to such term in Section 4.14(b)(v).

“Real Property” means all real property owned or leased by an applicable Person, together with all buildings, improvements, fixtures and easements.

“Real Property Leases” means all leases or subleases pursuant to which the Company currently lease or occupy any Real Property.

“Record” means any information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Recourse Theory” has the meaning assigned to such term in Section 9.1.

“Registrable Securities” has the meaning assigned to such term in Section 2.13(a).

“Registration Statement” has the meaning assigned to such term in Section 2.13(a).

“Regulatory Permits” has the meaning assigned to such term in Section 3.16(g).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dumping, emptying or leaching of Hazardous Substances into the Environment.

“Representative Losses” has the meaning assigned to such term in Section 8.3.

“Representative Reserve” has the meaning assigned to such term in Section 2.9(c).

“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors and representatives. The term “Representatives” shall be deemed to include current and future “Representatives.”

“Response Date” has the meaning assigned to such term in Section 2.11(b).

“Restricted Parties” has the meaning assigned to such term in Section 3.18(c).

“Restricted Shares” means unvested restricted shares of Company Common Stock.

“Reverse Merger” has the meaning assigned to such term in the Recitals.

“RSU Holder” means any holder of RSUs.

“RSUs” means restricted stock units settleable or payable in shares of Company Common Stock, whether vested or not.

“Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

“Sarbanes-Oxley Act” has the meaning assigned to such term in Section 4.9(a).

“Scheduled Company Intellectual Property” has the meaning assigned to such term in Section 3.11(b).

“SEC” has the meaning assigned to such term in Section 4.9(a).

“Second Effective Time” has the meaning assigned to such term in Section 2.2.

“Second-Step Merger” has the meaning assigned to such term in the Recitals.

“Section 280G” has the meaning assigned to such term in Section 5.6.

“Section 280G Payments” has the meaning assigned to such term in Section 5.6.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Securityholder Representative” has the meaning assigned to such term in the introductory paragraph.

“Series A Preference Amount” has the meaning assigned to such term in the Company Charter.

“Series A Preferred Stock” means Company’s Series A Preferred Stock, par value $0.0001 per share.

“Series B Preference Amount” has the meaning assigned to such term in the Company Charter.

“Series B Preferred Stock” means Company’s Series B Preferred Stock, par value $0.0001 per share.

“Series C Preference Amount” has the meaning assigned to such term in the Company Charter.

“Series C Preferred Stock” means Company’s Series C Preferred Stock, par value $0.0001 per share.

“Series D Preference Amount” has the meaning assigned to such term in the Company Charter.

“Series D Preferred Stock” means Company’s Series D Preferred Stock, par value $0.0001 per share.

“Set-off Amount” has the meaning assigned to such term in Section 2.12(g).

“Share Cap” has the meaning assigned to such term in Section 2.12(e)(i).

“Significant Customers” has the meaning assigned to such term in Section 3.21(a).

“Significant Holders” has the meaning assigned to such term in Section 2.16.

“Significant Suppliers” has the meaning assigned to such term in Section 3.21(a).

“Standard Inbound Licenses” has the meaning assigned to such term in Section 3.11(b).

“Standard Outbound Licenses” has the meaning assigned to such term in Section 3.11(b).

“Stockholder Approval” has the meaning assigned to such term in Section 3.3(b).

“Subsidiary” means any Person of which fifty percent (50%) or more of the voting power or value of the equity securities is owned, directly or indirectly, by the Company or Parent, as the context requires.

“Surviving Company” has the meaning assigned to such term in Section 2.1.

“Takeover Statute” has the meaning assigned to such term in Section 3.31.

“Target Net Working Capital” means ($1,956,294.82).

“Tax” and “Taxes” means (a) any and all taxes, and any and all similar charges, fees, levies, duties, deficiencies, customs or assessments, in each case in the nature of a tax, including any income, gross receipts, ad valorem, net worth, premium, value-added, alternative or add-on minimum, excise, severance, stamp, occupation, windfall profits, real property, personal property, commercial activity, tangible property, sales, use, escheat, abandoned property, capital gains, transfer, transfer gains, estimated, withholding, back-up withholding, employment, unemployment, insurance, social security, FICA, FUTA, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, and franchise taxes or similar fines or levies, imposed by any federal, state, local, or foreign Governmental Authority, and (b) any interest, fines, penalties, assessments, or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any contest or dispute thereof or any Tax Returns or failure to file any Tax Return.

“Tax Items” has the meaning assigned to such term in Section 3.29(a).

“Tax Returns” means any and all returns, reports, information statements and amendments thereto, with respect to Taxes required to be filed with the Internal Revenue Service or other Taxing Authority.

“Taxing Authority” means the Internal Revenue Service or any other Governmental Authority having jurisdiction over the determination, assessment and collection of Taxes.

“Third Party Intellectual Property” has the meaning assigned to such term in Section 3.11(b).

“Trade Control Laws” has the meaning assigned to such term in Section 3.18(a).

“Trade Secret” means information, including know-how, customer lists, software (source code and object code), technical information, data, process technology, plans, drawings and blueprints, anywhere in the world that derives independent economic value, actual or potential, from not generally being known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and that is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Transaction Documents” means, collectively, this Agreement, the Letter of Transmittal, the Escrow Agreement and the Exchange Agent Agreement.

“Transactions” has the meaning assigned to such term in the Recitals.

“Treasury Laws” means the regulations promulgated pursuant to the Code.

“WARN” has the meaning assigned to such term in Section 3.24(e).

“Warrant Holder” means a holder of one or more Warrants.

“Warrants” means warrants issued by the Company to purchase shares of Company Capital Stock.

Section 1.2.    Interpretation. In this Agreement, unless otherwise specified or where the context otherwise requires:

(a)    the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;

(b)    words importing any gender shall include other genders;

(c)    words defined in the singular form only shall have correlative meanings when used in the plural form, and vice versa;

(d)    the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation” or “but not limited to;”

(e)    the words “hereof,” “herein” and “herewith” and words of similar import shall be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f)    references to “Articles,” “Exhibits,” or “Sections” shall be to Articles, Exhibits or Sections of or to this Agreement and references to “Schedules” shall be to the indicated schedule or section of the Company Disclosure Letter;

(g)    references to any Person include the successors and permitted assigns of such Person;

(h)    any reference in this Agreement to “reflected on” or “set forth in” means an item (i) that is specifically disclosed in the document to which such disclosure relates or (ii) whose disclosure in such document is reasonably apparent on its face;

(i)    the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement;

(j)    “shall,” “will,” or “agrees” are mandatory, and “may” is permissive;

(k)    all accounting terms not specifically defined herein shall, to the extent not inconsistent with the express terms of this Agreement, be construed in conformity with GAAP;

(l)    references to any United States legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, Law or any legal concept or thing shall, in respect of any jurisdiction other than the United States, be deemed to include what most nearly approximates in that jurisdiction the United States legal term; and

(m)    references to “Dollars” or “$” shall be to U.S. Dollars, and all payments to be made pursuant to this Agreement shall be made in U.S. Dollars.

ARTICLE 2

THE MERGERS; CLOSING; EFFECTIVE TIME

Section 2.1.    The Mergers. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the DLLCA, as part of a single integrated plan, Merger Sub 1 will be merged with and into the Company, with the Company surviving and continuing its corporate existence (the “First-Step Surviving Corporation”). Immediately thereafter, at the Second Effective Time, the First-Step Surviving Corporation will merge with and into Merger Sub 2, with Merger Sub 2 surviving and continuing its limited liability company existence (the “Surviving Company”).

Section 2.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, Certificates of Merger substantially in the forms attached hereto as Exhibit A (the “Merger Certificates”) for each of the Reverse Merger and the Second-Step Merger shall be duly executed by the Company and Merger Sub 1, pursuant to Section 251 of the DGCL, in the case of the Reverse Merger, and duly executed by the First-Step Surviving Corporation and Merger Sub 2, pursuant to Section 264 of the DGCL and Section 18-209 of the DLLCA, in the case of the Second-Step Merger, and thereafter filed with the Secretary of State of the State of Delaware on the Closing Date. The Reverse Merger shall become effective at such time as the properly executed and certified copy of the applicable Merger Certificate is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as Parent and the Company may agree upon and set forth in the applicable Merger Certificate (such time as the Reverse Merger becomes effective, the “Effective Time”). The Second-Step Merger shall become effective at such time as the properly executed and certified copy of the applicable Merger Certificate is duly filed and in accordance with the DGCL and the DLLCA, or at such later time as Parent and the Company may agree upon and set forth in the applicable Merger Certificate (such time as the Second-Step Merger becomes effective, the “Second Effective Time”).

Section 2.3. Closing of the Mergers. Subject to the terms and conditions of this Agreement, the closing of the Mergers (the “Closing”) will take place on the date that is three (3)

Business Days following satisfaction of the conditions to Closing set forth in Article 5 (the “Closing Date”) by means of a virtual closing through electronic exchange of signatures, unless another time, date or place is agreed to in writing by the Parties hereto.

Section 2.4.    Effects of the Mergers. The Mergers shall have the effects set forth in the applicable provisions of the DGCL and the DLLCA.

Section 2.5.    Certificate of Formation and Operating Agreement. Unless otherwise determined by Parent prior to the Effective Time, the certificate of formation of the Surviving Company shall be amended and restated as of the Second Effective Time to conform to the certificate of formation of Merger Sub 2 in effect immediately prior to the Second Effective Time, until thereafter amended in accordance with applicable Laws, except that the name of the Surviving Company shall be SentreHEART LLC. The operating agreement of the Surviving Company shall be amended and restated as of the Second Effective Time to conform to the operating agreement of Merger Sub 2 as in effect immediately prior to the Second Effective Time, until thereafter amended in accordance with applicable Laws.

Section 2.6.    Managers and Officers. Unless otherwise determined by Parent prior to the Effective Time, the managers and officers of the Surviving Company immediately after the Effective Time shall be those individuals designated by Parent in its sole discretion, each to hold office in accordance with the Organizational Documents of the Surviving Company until such director or officer’s successor is duly elected or appointed and qualified.

Section 2.7.    Deliveries at Closing.

(a)    Subject to the delivery of the items set forth Section 2.7(b), at the Closing, Parent shall execute and/or deliver to the Company (or such other Person as indicated below) all of the following:

(i)    the Escrow Agreement, duly executed by Parent and the Escrow Agent;

(ii)    the Exchange Agent Agreement duly executed by Parent and the Exchange Agent;

(iii)    an intellectual property assignment agreement assigning all of the Company’s Intellectual Property first to the First-Step Surviving Corporation upon the effectiveness of the Reverse Merger, and immediately thereafter assigning all of the Company’s Intellectual Property to the Surviving Company upon the effectiveness of the Second-Step Merger, duly executed by Parent (the “Intellectual Property Assignment Agreement”);

(iv)    a certificate of a duly authorized officer of Parent certifying that (A) attached thereto are true and complete copies of Parent’s certificate of incorporation and bylaws as in effect on the Closing Date; (B) attached thereto are true and complete copies of all resolutions adopted by the board of directors of Parent authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby; and (C) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(v)    a certificate of a duly authorized officer of Merger Sub 1 certifying that (A) attached thereto are true and complete copies of Merger Sub 1’s certificate of incorporation and bylaws as in effect on the Closing Date; (B) attached thereto are (1) true and complete copies of all resolutions adopted by the board of directors of Merger Sub 1 authorizing the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby and (2) resolutions of the sole stockholder of Merger Sub 1 adopting this Agreement and approving the consummation of the transactions contemplated by this Agreement and the Transaction Documents; and (C) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and

(vi)    a certificate of the sole member of Merger Sub 2 certifying that (A) attached thereto are true and complete copies of Merger Sub 2’s certificate of formation and operating agreement as in effect on the Closing Date; (B) attached thereto are true and complete copies of all resolutions adopted by the sole member of Merger Sub 2 authorizing the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby; and (C) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(b)    Subject to the delivery of the items set forth in Section 2.7(a), at the Closing, the Company shall execute and/or deliver, as applicable, to Parent (or such other Person as indicated below) all of the following:

(i)    a certificate of a duly authorized officer of the Company certifying that (A) attached thereto are true and complete copies of the Company Charter and the Company’s bylaws as in effect on the Closing Date: (B) attached thereto are (1) all resolutions adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby and (2) resolutions of the stockholders of the Company adopting this Agreement and approving the consummation of the transactions contemplated by this Agreement and the Transaction Documents; and (C) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(ii)    the Escrow Agreement, duly executed by the Securityholder Representative;

(iii)    the Exchange Agent Agreement, duly executed by the Securityholder Representative;

(iv)    the Intellectual Property Assignment Agreement, duly executed by the Company;

(v)    a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Company is organized;

(vi)    FIRPTA documentation, consisting of (A) a certificate in accordance with the requirements of Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Laws, and (B) a FIRPTA notification letter to the IRS in accordance with Section 1.897-2(h)(2) of the Treasury Laws, duly executed by an authorized executive officer of the Company, dated the Closing Date;

(vii)    the Payoff Letters, in form and substance reasonably acceptable to Parent;

(viii)    the consents listed on Section 2.7(b)(viii) of the Company Disclosure Letter in form and substance reasonably satisfactory to Parent;

(ix)    a certificate signed by the Chief Executive Officer of the Company stating that the Merger Consideration Schedule is true, correct and complete in all respects and complies with the Organizational Documents of the Company;

(x)    the invoices and other documentation required by Section 2.9(f) for the unpaid Company Transaction Fees;

(xi)    letters of resignation and release, effective as of the Effective Time, in form and substance reasonably satisfactory to Parent, from each of the directors and officers of the Company and each person holding a comparable position with any of the Company’s Subsidiaries, in each case other than those officers, if any, designated in writing by Parent prior to the Closing;

(xii)    evidence of termination of each outstanding Warrant, whether vested or unvested;

(xiii)    evidence of termination of the Company’s Amended and Restated Investors’ Rights Agreement, dated September 22, 2016;

(xiv)    resolutions of the Company Board to terminate the Company’s defined contribution 401(k) plan; and

(xv)    evidence that the Company has bound the D&O Tail Policy.

Section 2.8.    Treatment of Company Common Stock, Company Preferred Stock, Options, Restricted Stock, RSUs and Warrants.

(a)    At the Effective Time, as a result of the Reverse Merger and without any action on the part of Parent, Merger Sub 1, Merger Sub 2, the Company or any Company Securityholder, each share of Company Preferred Stock issued and outstanding at the Effective Time other than shares of Company Preferred Stock held by Parent, Merger Sub 1, Merger Sub 2 or any other Affiliate of Parent shall, by virtue of the Reverse Merger and without any action on the part of Merger Sub 1, Merger Sub 2, the Company or the holder thereof, be canceled, extinguished and converted into the right to receive applicable Preferred Per Share Merger Consideration, as determined in accordance with the Company Charter and as set forth on the Merger Consideration Schedule.

(i)    At the Effective Time, as a result of the Reverse Merger and without any action on the part of Parent, Merger Sub 1, Merger Sub 2, the Company or any Company Securityholder, each share of Company Common Stock issued and outstanding at the Effective Time other than shares of Company Common Stock held by Parent, Merger Sub 1, Merger Sub 2 or any other Affiliate of Parent shall, by virtue of the Reverse Merger and without any action on the part of Merger Sub 1, Merger Sub 2, the Company or the holder thereof, be canceled, extinguished and converted into the right to receive the Common Per Share Merger Consideration, as determined in accordance with the Company Charter and as set forth on the Merger Consideration Schedule.

(b)    Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each outstanding Option, whether vested or unvested, to be cancelled and extinguished effective as of the Effective Time, and the holder of each such Option shall have the right to receive, following the Effective Time, an amount for each vested share of Company Common Stock subject to an Option equal to (A) the Common Per Share Merger Consideration, minus (B) the per share exercise price for such Option. Thereafter, without impairing the rights of the Option Holders to receive payments to the extent set forth herein, including without limitation payments of the Milestone Consideration, if any, the Option Holders shall, as of the Effective Time, cease to have any further right or entitlement to acquire any Company Common Stock or any shares of capital stock or membership interests of Parent or the Surviving Company under the cancelled Options, and without respect to whether or not any such Option was vested or unvested as of the Effective Time. For the avoidance of doubt, the holders of each outstanding Option for which the per share exercise price exceeds the Common Per Share Merger Consideration, shall have the right to future payments of the Common Per Share Merger Consideration to the extent that the Common Per Share Merger Consideration exceeds the per share exercise price of such Option (including with respect to payments of the Milestone Consideration, if any).

(c)    Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each outstanding (i) Restricted Share and (ii) RSU, whether vested or unvested, to be cancelled and extinguished effective as of the Effective Time. Each RSU Holder shall have the right to receive, following the effective Time, an amount for each RSU equal to the Common Per Share Merger Consideration. Thereafter, without impairing the rights of RSU Holders to receive payments to the extent set forth herein, the RSU Holders and the holders of Restricted Shares shall, as of the Effective Time, cease to have any further rights or entitlements to acquire any Company Common Stock or any shares of capital stock or membership interests of Parent or the Surviving Company under the cancelled RSUs.

(d)    Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each outstanding Warrant, whether vested or unvested, to be cancelled and extinguished effective as of the Effective Time, and the holder of each such Warrant, shall have the right to receive, following the Effective Time, an amount for each vested share of Series D Preferred Stock subject to a Warrant equal to (A) the Preferred Per Share Merger Consideration applicable to shares of Series D Preferred Stock minus (B) the per share exercise price for such Warrant. Thereafter, without impairing the rights of the Warrant Holders to receive payments to the extent set forth herein, the Warrant Holders shall, as of the Effective Time, cease to have any further right or entitlement to acquire any shares of Series D Preferred Stock under the cancelled Warrants.

(e)    At the Effective Time, as a result of the Reverse Merger, each Share held in the Company’s treasury or by Parent, Merger Sub 1, Merger Sub 2 or the Company immediately prior to the Effective Time, if any, shall, by virtue of the Reverse Merger and without any action on the part of Merger Sub 1, Merger Sub 2, the Company or the holder thereof, be canceled and retired and cease to exist and no payment shall be made with respect thereto.

(f)    At the Effective Time, upon the consummation of the Reverse Merger, each share of the common stock, par value $0.001 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted automatically into one fully paid and non-assessable share of common stock of the First-Step Surviving Corporation. From and after the Effective Time, all certificates representing shares of common stock of Merger Sub 1 shall be deemed for all purposes to represent the number of shares of common stock of the First-Step Surviving Corporation into which the shares of common stock of Merger Sub 1 were converted in accordance with the immediately preceding sentence.

(g)    At the Second Effective Time, upon the consummation of the Second-Step Merger, each share of the common stock, par value $0.0001 per share, of the First-Step Surviving Corporation issued and outstanding immediately prior to the Effective Time shall be converted automatically into one membership interest of the Surviving Company. From and after the Effective Time, all certificates representing shares of common stock of the First-Step Surviving Corporation shall be deemed for all purposes to represent the number of membership interests of the Surviving Company into which the shares of common stock of the First-Step Surviving Corporation were converted in accordance with the immediately preceding sentence.

Section 2.9.    Surrender and Payment of Closing Merger Consideration.

(a)    Exchange Agent; Exchange Account. Acquiom Financial LLC, in its capacity as payments administrator (the “Exchange Agent”), shall act as the agent for the purpose of paying the Closing Merger Consideration, pursuant to a payments administration agreement among Parent, the Securityholder Representative and the Exchange Agent (the “Exchange Agent Agreement”) in the form attached hereto as Exhibit B. The Exchange Agent’s fees and expenses shall be borne equally by Parent and the Company Securityholders. Subject to Section 2.12(e)(i), the Closing Merger Consideration shall be paid in shares of Parent Common Stock, as determined based on the Parent Market Price as of the date of this Agreement. At or promptly following the Effective Time, Parent shall deposit, or cause the Surviving Company to deposit, with the Exchange Agent certificates representing the shares of Parent Common Stock to be issued as Closing Merger Consideration (or make appropriate alternative arrangements if uncertificated shares of Parent Common Stock represented by book-entry shares will be issued)

and an amount in cash representing cash to be issued as Closing Merger Consideration to Non-Accredited Securityholders (the “Exchange Account”). Notwithstanding the foregoing, with respect to any holder of Company Capital Stock, Options, RSUs or Warrants representing at least five percent (5%) of the Fully Diluted Shares of the Company at the Closing, such holder’s portion of the Closing Merger Consideration shall be payable directly to such holder at the Closing (and shall not be deposited in the Exchange Account) if such holder delivered a Letter of Transmittal and the documents reasonably requested by the Exchange Agent at least two (2) Business Days prior to the Closing Date.

(b)    Escrow. At the Closing, Parent shall deposit or shall cause the Surviving Company to deposit with SunTrust Bank, N.A. (the “Escrow Agent”) the Purchase Price Adjustment Escrow Amount into an escrow account (the “Escrow Account”) pursuant to the terms of an Escrow Agreement in the form attached hereto as Exhibit C (the “Escrow Agreement”). “Purchase Price Adjustment Escrow Amount” means an amount of cash equal to $500,000 (together with all distributions, dividends and payments thereon, the “Purchase Price Adjustment Escrow Fund”). The Purchase Price Adjustment Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes of and in accordance with the terms of this Agreement and the Escrow Agreement. The adoption of this Agreement and the approval of the Mergers by the Company Securityholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the indemnification obligations, placement of Purchase Price Adjustment Escrow Amount in escrow and the appointment of the Securityholder Representative and establishment of the Representative Reserve.

(c)    Securityholder Representative Reserve. At the Closing, Parent shall deposit or shall cause the Surviving Company to deposit with the Securityholder Representative an amount equal to $250,000 (the “Representative Reserve”), which amount shall be used to reimburse or to fund potential expenses of the Securityholder Representative in carrying out its authorized duties in accordance with Article 8 hereof.

(d)    Estimated Net Working Capital, Cash on Hand, Company Transaction Fees and Indebtedness. The Company has delivered to Parent its good faith estimate of (i) the Closing Working Capital Amount (the “Estimated Net Working Capital”), (ii) the Closing Cash on Hand (the “Estimated Cash on Hand”), (iii) the Closing Company Transaction Fees (the “Estimated Company Transaction Fees”) and (iv) the Closing Indebtedness (the “Estimated Indebtedness”), including, in each case, reasonable support for its calculation of each such item and line item detail of the components thereof. A pro forma calculation of Net Working Capital prepared to reflect the Company’s anticipated Net Working Capital as of June 30, 2019 is attached hereto as Exhibit D, and the Estimated Net Working Capital shall be calculated in accordance with the accounting principles and components set forth on Exhibit D.

(e)    Merger Consideration Schedule. At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a Merger Consideration Schedule (the “Merger Consideration Schedule”), setting forth Company’s calculation of the allocation of the Closing Merger Consideration among the Company Securityholders, in addition to an electronic copy thereof in Microsoft Excel format. Parent shall be able to rely on, and shall have no liability to any party to this Agreement or to any Company Securityholder for any payment reflected on, the Merger Consideration Schedule. Notwithstanding the foregoing and notwithstanding anything set forth to the contrary in the Merger Consideration Schedule, Parent shall make all payments to Non-Accredited Securityholders in cash rather than Parent Common Stock. The Merger Consideration Schedule shall include:

(i)    the name, address (as listed in the corporate record books of the Company), email address (if available) and the social security number or tax identification number of each Company Securityholder;

(ii)    the number of shares (separated by class and series) of Company Capital Stock, or the number of Warrants, RSUs, Restricted Shares or shares of Company Common Stock underlying Options held by each Company Securityholder;

(iii)    certificate number(s) for all Company Capital Stock; and

(iv)    the allocation of the Closing Merger Consideration among the Company Securityholders, determined in accordance with the terms of this Agreement and the Company’s Organizational Documents as in effect as of immediately prior to the Effective Time.

(f)    Indebtedness and Company Transaction Fees. At the Closing, Parent shall deliver or pay, or shall cause the Surviving Company to deliver or pay, in cash by wire transfer of immediately available funds, the balance of amounts of the Indebtedness identified on an “Indebtedness Payoff Schedule” (which shall exclude the Bridge Notes) and outstanding Company Transaction Fees identified on a “Company Transaction Fees Schedule”, each delivered to Parent by the Company prior to the Closing Date, as follows:

(i)    all amounts necessary to fully discharge the then-outstanding balances of the Indebtedness identified on the Indebtedness Payoff Schedule shall be paid on behalf of the Company to the applicable creditors’ accounts set forth in the Payoff Letters or as otherwise advised by such creditors in writing; and

(ii)    all amounts necessary to fully discharge the then-outstanding balances of Transaction Fees identified on the Company Transaction Fees Schedule shall be paid on behalf of the Company to the accounts designated by the Persons owed such amounts as set forth on the Company Transaction Fees Schedule.

(g)    Closing Management Bonus. At the Closing, Parent shall deliver or pay to the Surviving Company an amount equal to the Closing Management Bonus for distribution to the individuals set forth on Schedule 2 through the Surviving Company’s payroll payment system (in each case, subject to applicable withholding Taxes).

(h)    Procedures for Surrender. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of Company Capital Stock, Options, RSUs or Warrants at the Effective Time, whose Company Capital Stock, Options, RSUs or Warrants were converted pursuant to Section 2.8 into the right to receive the Aggregate Merger Consideration, a letter of transmittal (in the form attached hereto as Exhibit E) (a “Letter of Transmittal”) and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing the Company Capital Stock, Options, RSUs or Warrants, or transfer of the Company Capital Stock, Options, RSUs or Warrants in book-entry form to the Exchange Agent, and which Letter of Transmittal will be in customary form and have such other provisions as Parent and the Surviving Company may reasonably specify) for use in such exchange. Each holder of Company Capital Stock, Options, RSUs or Warrants that have been converted into the right to receive the Aggregate Merger Consideration shall be entitled to receive the Aggregate Merger Consideration into which such Company Capital Stock, Options, RSUs or Warrants have been converted pursuant to Section 2.8 in respect of the Company Capital Stock, Options, RSUs or Warrants represented by a certificate or in book-entry form following (i) surrender to the Exchange Agent of a certificate or certificates representing Company Capital Stock or Warrants or (ii) receipt of such other evidence, if any, of transfer as the Exchange Agent may reasonably request in the case of book-entry Company Capital Stock; in each case, together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the surrender or transfer of any Company Capital Stock, Options, RSUs or Warrants. Upon payment of the Closing Merger Consideration pursuant to the provisions of this Article 2, each share of Company Capital Stock, Option, RSU or Warrant so surrendered or transferred shall immediately be cancelled.

(i)    Payments to Non-Registered Holders. If any portion of the Aggregate Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered shares of Company Capital Stock, Options, RSUs or Warrants is registered, it shall be a condition to such payment that: (i) such certificate representing such shares of Company Capital Stock, Options, RSUs or Warrants shall be properly endorsed or shall otherwise be in proper form for transfer or such book-entry share of Company Capital Stock, Option, RSU or Warrant shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such share of Company Capital Stock, Option, RSU or Warrant, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. For the avoidance of doubt, a Company Securityholder may transfer or assign its right to its portion of the Aggregate Merger Consideration, subject to satisfaction of the conditions set forth in the previous sentence.

(j)    Full Satisfaction. The Aggregate Merger Consideration paid upon the surrender of Company Capital Stock, Options, RSUs or Warrants in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Capital Stock, Options, RSUs or Warrants formerly represented by such certificate or in book-entry form, and from and after the Effective Time, there shall be no further registration of transfers of Company Capital Stock, Options, RSUs or Warrants on the stock transfer books of the Surviving Company. If, after the Effective Time, certificates representing Company Capital Stock, Options, RSUs or Warrants or book-entry Company Capital Stock, Options, RSUs or Warrants are presented to the Surviving Company, they shall be cancelled and exchanged as provided in this Article 2.

(k)    Termination of Exchange Account. Any portion of the Exchange Account that remains unclaimed by the holders of Company Capital Stock, Options, RSUs or Warrants six (6) months after the date that the last payment is made by Parent with respect to any

Milestone Consideration, shall be returned to Parent, and any such holder who has not exchanged Company Capital Stock, Options, RSUs or Warrants for the Aggregate Merger Consideration in accordance with this Section 2.9 prior to that time shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for payment of the Closing Merger Consideration without any interest. Notwithstanding the foregoing, Parent shall not be liable to any holder of Company Capital Stock, Options, RSUs or Warrants for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar laws. Any amounts remaining unclaimed by holders of Company Capital Stock, Options, RSUs or Warrants two (2) years after the date that the last payment is made by Parent with respect to any Milestone Consideration (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(l)    Restrictions. All shares of Parent Common Stock, if any, issued pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D promulgated under the Securities Act and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and Laws or pursuant to an exemption therefrom. Until the resale by the Company Securityholders of their Parent Common Stock has become registered (including pursuant to the Registration Statement) under the Securities Act, or otherwise transferable pursuant to an exemption from such registration otherwise required thereunder, the Parent Common Stock issued to the Company Securityholders shall be characterized as “restricted securities” under the Securities Act and, if certificated, shall bear the following legend (or if held in book-entry form, will be noted with a similar restriction):

“THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND THE RESALE OF SUCH SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT.”

Parent agrees to cooperate in a timely manner with the Company Securityholders holding Registrable Securities to remove any restrictive legends or similar transfer instructions from the Registrable Securities upon the registration of the Registrable Securities or in the event that the Registrable Securities are otherwise transferable pursuant to an exemption from registration otherwise required thereunder.

Section 2.10.    Lost Certificates. If any certificate representing Company Capital Stock shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen, or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed certificate, the Closing Merger

Consideration to be paid in respect of the shares of Company Capital Stock formerly represented by such certificate as contemplated under this Article 2.

Section 2.11.    Purchase Price Adjustment.

(a)    Closing Balance Sheet. Within sixty (60) days following the Closing Date, Parent shall prepare and deliver to the Securityholder Representative a statement setting forth Parent’s good faith determination of the Closing Working Capital Amount, the Closing Cash on Hand, the Closing Company Transaction Fees and the Closing Indebtedness and any Closing Consideration Adjustment resulting therefrom (the “Closing Statement”).

(b)    Objection Period. The Securityholder Representative shall have thirty (30) Business Days from its receipt of the Closing Statement (the “Objection Period”) to review the Closing Statement. Parent shall grant the Securityholder Representative access, at reasonable times and places and upon reasonable advance notice, to all books, records and employees of the Surviving Company as reasonably requested by the Securityholder Representative in connection with its review of the Closing Statement. Upon the expiration of the Objection Period, the Securityholder Representative shall be deemed to have accepted, and shall be bound by, the Closing Statement and the calculation of the Closing Working Capital Amount, the Closing Cash on Hand, the Closing Company Transaction Fees and the Closing Indebtedness unless the Securityholder Representative shall have informed Parent in writing of its disagreement with the Closing Statement prior to the expiration of the Objection Period (the “Objection”), specifying each disputed item and setting forth in reasonable detail the basis for each such dispute (each, a “Disputed Item”). Parent shall have thirty (30) Business Days from the date on which it receives the Objection (the date on which such thirty (30)-Business Day period ends, the “Response Date”) to review and respond to the Objection. Parent shall be deemed to have accepted the Securityholder Representative’s calculations of the Disputed Items unless Parent informs the Securityholder Representative in writing of its disagreement with such Disputed Items. If Parent and the Securityholder Representative are able to negotiate a mutually agreeable resolution of each Disputed Item, and each signs a certificate to that effect, the Closing Statement and the calculation of the Closing Working Capital Amount set forth therein, as adjusted to reflect such resolution, shall be deemed final, non-appealable and binding for all purposes under this Agreement. If any Disputed Item has not been resolved by the Response Date or any mutually agreed extension thereof, either Parent or the Securityholder Representative may refer such Disputed Item to an independent, mutually agreeable, nationally recognized public accounting firm (the “Independent Accountant”) who shall accept its appointment within seven (7) days after such referral, to make a final, non-appealable and binding determination as to any such remaining Disputed Item pursuant to the terms of this Agreement. The Independent Accountant shall be directed to make a determination of each Disputed Item in accordance with Section 2.11(c) promptly, but no later than thirty (30) days, after acceptance of its appointment. Parent and the Securityholder Representative agree to use commercially reasonable efforts to effect the selection and appointment of the Independent Accountant pursuant to this Section 2.11(b), including executing an engagement agreement with the Independent Accountant providing for reasonable and customary compensation and other terms of such engagement.

(c)    Dispute Resolution.

(i)    If any Disputed Item is referred to the Independent Accountant for resolution pursuant to Section 2.11(b), the Independent Accountant shall determine only with respect to such Disputed Item submitted whether such Disputed Item as set forth in the Closing Statement requires adjustment and the amount of any such required adjustment. Parent and the Securityholder Representative shall be entitled to submit presentations and other documentation to support their respective calculations of each such Disputed Item to the Independent Accountant and shall instruct the Independent Accountant to, and the Independent Accountant shall, make its determination based solely on such documentation and presentations submitted by the Securityholder Representative and Parent in accordance with the guidelines and procedures set forth in this Agreement and in the engagement agreement referred to in Section 2.11(b) and not on the basis of an independent review. With respect to each submitted Disputed Item, the Independent Accountant’s determination shall be within the range of values assigned to such Disputed Item by Parent and the Securityholder Representative. Any finding by the Independent Accountant shall be: (A) a reasoned award stating in reasonable detail the findings of fact on which it is based, (B) final, non-appealable and binding upon the parties hereto and (C) accompanied by a certificate from the Independent Accountant certifying that it reached such findings in accordance with the provisions of this Section 2.11.

(ii)    The expenses of any dispute resolution pursuant to this Section 2.11(c) including those charged by the Independent Accountant or incurred by any party hereto in enforcing a final determination of any Disputed Item on the part of the Independent Accountant shall be allocated between Parent, on the one hand, and the Securityholder Representative (on behalf of the Company Securityholders in accordance with their respective Pro Rata Shares of the Aggregate Merger Consideration), on the other hand, based upon the percentage which the portion of the aggregate dollar value of the Disputed Items not awarded to Parent and the Securityholder Representative bears to the amount actually contested by such Party. For example, should the spread between the Disputed Items total $1,000 and the Independent Accountant awards $600 in favor of the Securityholder Representative’s position, Parent would bear 60% (i.e., $600 ÷ $1000) of the costs of dispute resolution and the Securityholder Representative (on behalf of the Company Securityholders) would bear 40% (i.e., $400 ÷ $1000) of the costs of dispute resolution. Notwithstanding the foregoing, each of Parent and the Securityholder Representative (on behalf of the Company Securityholders) shall bear the expenses of its own Representatives incurred by it in connection with the preparation or review of the Closing Statement or any Objection thereto.

(d)    Adjustment. If, upon the final determination of the Closing Working Capital Amount, the Closing Cash on Hand, the Closing Company Transaction Fees and the Closing Indebtedness as provided in Section 2.11(b) or 2.11(c), as applicable:

(i)    the result would be that the Closing Consideration Adjustment is a negative number, then: (A) the Securityholder Representative and Parent shall instruct the Escrow Agent to pay the amount of such Closing Consideration Adjustment to Parent from the Purchase Price Adjustment Escrow Fund, (B) if the aggregate amount in the Purchase Price Adjustment Escrow Fund is insufficient to cover the full amount of such Closing Consideration Adjustment, then each Company Securityholder entitled to a portion of the Closing Merger Consideration pursuant to this Agreement shall, within ten (10) Business Days following such final determination of the Closing Working Capital Amount, Closing Cash on Hand, Closing Company Transaction Fees and Closing Indebtedness, pay such Company Securityholders’ portion of the amount of such deficiency to Parent, in accordance with such Company Securityholder’s Pro Rata Share and (C) if the aggregate amount in the Purchase Price Adjustment Escrow Fund is greater than the amount needed to cover the full amount of the Closing Consideration Adjustment, then the Securityholder Representative and Parent shall instruct the Escrow Agent to release the balance of the Purchase Price Adjustment Escrow Fund to the Exchange Agent following payment of the Closing Consideration Adjustment for distribution to the Company Securityholders in accordance with their respective Pro Rata Shares;

(ii)    the result would be that the Closing Consideration Adjustment is a positive number, then the Securityholder Representative and Parent shall instruct the Escrow Agent to release the balance of the Purchase Price Adjustment Escrow Fund to the Exchange Agent for distribution to the Company Securityholders in accordance with their respective Pro Rata Shares; or

(iii)    if the result would be that the Closing Consideration Adjustment is zero, then the Securityholder Representative and Parent shall instruct the Escrow Agent to release the balance of the Purchase Price Adjustment Escrow Fund to the Exchange Agent for distribution to the Company Securityholders in accordance with their respective Pro Rata Shares.

(e)    Any instruction to the Escrow Agent required to be delivered pursuant to Section 2.11(d)(i) shall be delivered, and any payment required to be made by Parent pursuant to Section 2.11(d)(ii) shall be made: (x) if no Objection is made by the Securityholder Representative during the Objection Period, within ten (10) days following the expiration of the Objection Period or (y) if the Securityholder Representative submits an Objection within the Objection Period, within ten (10) days following the final determination of the Closing Working Capital Amount, Closing Cash on Hand, Closing Indebtedness and Closing Company Transaction Fees as provided in Section 2.11(b) or 2.11(c), as applicable. To the extent permitted by applicable Laws, any payment made pursuant to this Section 2.11 shall be treated by all parties as an adjustment to the aggregate Closing Merger Consideration.

Section 2.12.    Milestone Consideration.

(a)    Milestones and Milestone Consideration. As additional consideration for the Mergers, and subject to the deductions set forth in Section 2.12(b) and Section 2.12(g), after the Effective Time, the Company Securityholders will be entitled to receive the Milestone Consideration set forth below, when and if required to be paid in accordance with the provisions of this Section 2.12. For the avoidance of doubt, the maximum amount payable to the Company Securityholders pursuant to this Section 2.12 is $260,000,000. For clarity, the Milestone Consideration under this Section 2.12 will be owed to the Company Securityholders whether the milestone event triggering such Milestone Consideration being owed was achieved by Parent or any of its Affiliates or any of its or their (sub)licensees, or any (sub)licensees’ sublicensees.

(i)    Interim Success Milestone. In the event that the Interim Success Milestone (as defined on Schedule 1 hereto) is achieved, Parent shall pay to the

Exchange Agent, for distribution to the Company Securityholders pursuant to their respective Pro Rata Shares, $25,000,000 (the “Interim Success Milestone Consideration”), payable in shares of Parent Common Stock (determined based on the Parent Market Price as of the date of achievement of such Interim Success Milestone) or cash, in its sole discretion, subject to Section 2.12(e). If the Interim Success Milestone is achieved and paid in accordance with this Section 2.12(a)(i), the PMA Milestone Consideration, if the PMA Milestone is later achieved, will be reduced by $25,000,000.

(ii)    PMA Milestone. In the event that, on or before December 31, 2022 (the “PMA Milestone Initial Period”), the FDA issues premarket approval (“PMA”) of the LARIAT System with an approved indication allowing commercial distribution in the United States for the closure of the left atrial appendage (LAA) for treatment of atrial fibrillation (the “Indication”) (the “PMA Milestone”), Parent shall pay to the Exchange Agent, for distribution to the Company Securityholders pursuant to their respective Pro Rata Shares, $140,000,000 payable in shares of Parent Common Stock (determined based on the Parent Market Price as of the date of achievement of such PMA Milestone) or cash, in its sole discretion, subject to Section 2.12(e) and subject to reduction pursuant to Section 2.12(a)(i) if the Interim Success Milestone has been achieved and paid in accordance with Section 2.12(a)(i). If such PMA is issued after December 31, 2022, but on or before December 31, 2023, Parent shall pay to the Exchange Agent, for distribution to the Company Securityholders pursuant to their respective Pro Rata Shares, an amount equal to $140,000,000 (reduced to $115,000,000 pursuant to Section 2.12(a)(i) if the Interim Success Milestone has been achieved and paid in accordance with Section 2.12(a)(i)) minus the amount equal to the product of $140,000,000 (reduced to $115,000,000 pursuant to Section 2.12(a)(i) if the Interim Success Milestone has been achieved and paid in accordance with Section 2.12(a)(i)) and one-twenty fourth (1/24) times the number of full calendar months elapsed between the expiration of the PMA Milestone Initial Period and the date on which such PMA is issued (the amount paid under this Section 2.12(a)(ii) the “PMA Milestone Consideration”, and the time period commencing on the Closing Date and expiring on the date on which the PMA Milestone Consideration is paid to the Exchange Agent, the “PMA Milestone Period”). For the avoidance of doubt, if the FDA requires a post-approval or post-market study following issuance of such PMA approval, such study would not disqualify achievement of the PMA Milestone pursuant to this Section 2.12(a)(ii) and Parent’s obligation to pay to the Exchange Agent, for distribution to the Company Securityholders pursuant to their respective Pro Rata Shares, the PMA Milestone Consideration.

(iii)    CPT Milestone. In the event that, on or before December 31, 2025 (the “CPT Milestone Initial Period”), the American Medical Association approves a Medicare Category 1 Current Procedural Terminology Code (“CPT”) (the “CPT Milestone,” and together with the Interim Success Milestone and the PMA Milestone, the “Milestones”) for the LARIAT System for the Indication, Parent shall pay to the Exchange Agent, for distribution to the Company Securityholders, pursuant to their respective Pro Rata Shares, $120,000,000, payable in shares of Parent Common Stock (determined based on the Parent Market Price as of the date of achievement of such CPT Milestone) or cash, in its sole discretion, subject to Section 2.12(e). If such CPT is issued after December 31, 2025, but on or before December 31, 2026, Parent shall pay to the Exchange Agent, for distribution to the Company Securityholders pursuant to their respective Pro Rata Shares, an amount equal to $120,000,000 minus the amount equal to the product of $120,000,000 and one-twenty fourth (1/24) times the number of full calendar months elapsed between the expiration of the CPT Milestone Initial Period and the date on which such CPT is issued (the amount paid under this Section 2.12(a)(iii) the “CPT Milestone Consideration”, and, collectively with the Interim Success Milestone Consideration and the PMA Milestone Consideration, the “Milestone Consideration,” and the time period commencing on the Closing Date and expiring on the date on which the CPT Milestone Consideration is paid to the Exchange Agent, the “CPT Milestone Period”).

(iv)    Late Payment. If the Exchange Agent does not receive payment of any Milestone Consideration due to the Company Securityholders on or before the specified due date therefor in this Section 2.12, simple interest shall thereafter accrue on the sum due to the Company Securityholders until the date of payment to the Exchange Agent at the per annum rate of fifteen percent (15%) or the maximum rate allowable by Law, whichever is lower. All such accrued interest shall be payable in cash. Without limiting the foregoing, in the event that any Milestone Consideration is due and payable to the Company Securityholders, but not received by the Exchange Agent on or before the specified due date therefor in this Section 2.12, the applicable Parent Market Price used for purposes of calculating such Milestone Consideration shall be equal to the lower of (A) the Parent Market Price at the time of achievement of the applicable Milestone and (B) the Parent Market Price at the time of Parent’s actual payment of the Milestone Consideration. In the event that the Securityholder Representative incurs any costs (including attorneys’ fees) in connection with enforcement of the Company Securityholders’ rights hereunder, Parent shall reimburse the Securityholder Representative for all such expenses.

(v)    Reductions. For the avoidance of doubt and consistent with the provisions set forth in Section 2.12(b), the amount of any Milestone Consideration payable to the Exchange Agent for distribution to the Company Securityholders as set forth in Section 2.12(a) shall be reduced by (i) the amount of any Milestone Management Bonus related to such Milestone Consideration payment, (ii) the amount of any Guggenheim Payment related to such Milestone Consideration payment, (iii) the amount of any Additional Reserve funded and not yet repaid prior to such Milestone Consideration payment and (iv) the amount of any Set-off Amount pursuant to Section 2.12(g).

(b)    Milestone Notice. Within ten (10) Business Days after the achievement of any Milestone, Parent shall deliver to the Securityholder Representative notice of the achievement of the Milestone (each, a “Milestone Notice”), which shall include a breakdown of the percentage of the associated Milestone Consideration payment that will be made in Parent Common Stock and the percentage of the associated Milestone Consideration payment that will be made in cash. As promptly as practicable (but in any event within twenty (20) Business Days following Parent’s delivery to the Securityholder Representative of a Milestone Notice, the Company Securityholders shall deliver an updated Merger Consideration Schedule to the Securityholder Representative and Parent, which shall include, in addition to the information set forth in Section 2.9(e), (i) the amount of the Milestone Consideration payable to the individuals set forth on Schedule 2 pursuant to the Company’s Amended and Restated Management Incentive Plan in effect as of the date of this Agreement (the “Milestone Management Bonus”), (ii) any amounts due to Guggenheim Partners in respect of services rendered to the Company in connection with the Transactions that become due as a result of the achievement of such Milestone (a “Guggenheim Payment”), (iii) any amounts funded as Additional Reserve and (iv) an allocation of the applicable Milestone Consideration Payment (less the Milestone Management Bonus, any Guggenheim Payment and any Additional Reserve) among the

Company Securityholders, determined in accordance with the terms of this Agreement and the Company’s Organizational Documents as in effect as of immediately prior to the Effective Time. All payments under this Section 2.12(b) shall be made in accordance with any such updated Merger Consideration Schedule delivered by the Company Securityholders to the Securityholder Representative and Parent with respect to the Milestone that has been achieved. Within ten (10) days following the delivery of an updated Merger Consideration Schedule by the Company Securityholders to the Securityholder Representative and Parent, Parent shall pay the respective Milestone Consideration by (i) in the case of the Milestone Management Bonus, by delivering or paying to the Surviving Company an amount equal to the Closing Management Bonus for distribution to the individuals set forth on Schedule 2 through the Surviving Company’s payroll payment system (in each case subject to applicable withholding Taxes), (ii) in the case of any Guggenheim Payment, by delivering to the Exchange Agent, for distribution to Guggenheim Partners in accordance with the Merger Consideration Schedule, and into the Exchange Account, cash in the amount of such Guggenheim Payment, (iii) in the case of repayment of any Additional Reserve, by delivering to the Exchange Agent, for distribution to the applicable Significant Holders in accordance with the Merger Consideration Schedule, and into the Exchange Account, cash in the amount of such Additional Reserve, and (iv) in the case of the other payments, by delivering to the Exchange Agent, for distribution to the Company Securityholders in accordance with the Merger Consideration Schedule, either stock certificates (or evidence of book-entry positions) representing the number of shares of Parent Common Stock issuable pursuant to Section 2.12(a) hereof or depositing with the Exchange Agent, and into the Exchange Account, cash to make all cash payments set forth in Section 2.12(a) hereof. Parent shall be able to rely on, and shall have no liability to any party to this Agreement or to any Company Securityholder for any payment reflected on, any updated Merger Consideration Schedule. Notwithstanding the foregoing and notwithstanding anything set forth to the contrary in the Merger Consideration Schedule, Parent shall make all payments to Non-Accredited Securityholders in cash rather than Parent Common Stock.

(c)    Limitations. For the avoidance of doubt, the Interim Success Milestone, the PMA Milestone Consideration and the CPT Milestone Consideration shall each be payable only once upon the first achievement of the corresponding Interim Success Milestone, PMA Milestone or CPT Milestone, and no amounts shall be due or payable for subsequent or repeated achievement of the Interim Success Milestone, PMA Milestone or CPT Milestone. Each of Parent, the Company and the Securityholder Representative hereby acknowledges that the achievement of each Milestone is uncertain and therefore Parent does not guarantee to Company, the Company Securityholders and the Securityholder Representative that Parent will be required to pay any Milestone Consideration.

(d)    Parent Obligations.

(i)    Parent Diligence Obligations. Subject to the other terms of this Section 2.12(d), Parent, as the sole member of the Surviving Company, and the board of managers of the Surviving Company, shall have sole discretion over all matters relating to the Surviving Company and the LARIAT System after the Effective Time, including any research, development, regulatory, marketing, manufacturing, distribution and sales decisions. Although Parent has a present intention to continue the operations of the Surviving Company (including the development, marketing, manufacturing, distribution and sale of the LARIAT System and efforts to seek PMA and achieve the CPT Milestone), the Parties acknowledge that Parent has no obligation to operate the Surviving Company (or to operate its own business, or cause its

Affiliates to operate their respective businesses) in order to cause the achievement of any of the Milestones; provided, however, that Parent hereby agrees that during the applicable Milestone Periods (i) it will use Commercially Reasonable Efforts, and will cause its Affiliates and (sub)licensees and any (sub)licensees’ sublicensees to use similar efforts, to achieve the Milestones, (ii) it shall not take any actions in bad faith concerning the operations of the Surviving Company with the intention of avoiding Parent’s obligations to make payment of any Milestone Consideration hereunder, and (iii) it shall not discontinue the development (including the regulatory activities associated therewith) marketing, manufacturing, distribution or sales of the LARIAT System, or withdraw the PMA for the LARIAT System, during the applicable Milestone Periods if it does not possess a valid commercial, developmental, regulatory or legal reason for doing so (which reason may not be solely to avoid payment of the Milestone Consideration) (collectively, the “Parent Diligence Obligations”).

(ii)    Diligence Reports.

(A)    Until the expiration of the PMA Milestone Period without payment of the PMA Milestone Consideration, beginning at the start of calendar year 2020 Parent shall provide to the Securityholder Representative reasonably detailed semi-annual written reports in the form attached hereto as Exhibit F (on or about each August 15th and on or about each February 15th) detailing the commercialization and development activities with respect to the LARIAT System completed during the past six (6) month reporting period and anticipated to be undertaken during the next six (6) month period, in each case, by, as applicable, Parent, its Affiliates, its (sub)licensees or any (sub)licensees’ sublicensees. Parent shall cause its senior officers from its development operations to be reasonably available to the Securityholder Representative to answer questions related to the matters required to be discussed in each report required pursuant to this Section 2.12(d)(ii)(A).

(B)    Following achievement of the PMA Milestone, until the expiration of the CPT Milestone Period without payment of the CPT Milestone Consideration, Parent shall provide to the Securityholder Representative reasonably detailed semi-annual written reports in the form attached hereto as Exhibit F (on or about each August 15th and on or about each February 15th) detailing the commercialization and development activities with respect to the LARIAT System completed during the past six (6) month reporting period and anticipated to be undertaken during the next six (6) month period, in each case, by, as applicable, Parent, its Affiliates, its (sub)licensees or any (sub)licensees’ sublicensees. Parent shall cause its senior officers from its development operations to be reasonably available to the Securityholder Representative to answer questions related to the matters required to be discussed in each report required pursuant to this Section 2.12(d)(ii)(B).

(e)    Payments in Stock or Cash.

(i)    Each Milestone Consideration payment required to be made by Parent to the Company Securityholders pursuant to Section 2.12(a) will be made in Parent Common Stock to the extent necessary so that the Company Securityholders receive no less than forty-five percent (45%) of the value of each Milestone Consideration payment in the form of Parent Common Stock, provided, however, that in no event shall the total number of shares of Parent Common Stock issued as Milestone Consideration exceed 19.9% of the total shares of Parent Common Stock outstanding as of the date hereof, which is equal to 7,719,907 shares (the “Share Cap”), which limitation shall control in the event that issuance of forty-five percent (45%) of a Milestone Consideration payment in Parent Common Stock would result in issuance of shares of Parent Common Stock under this Agreement in excess of the Share Cap and, in such event, the balance of such Milestone Consideration payment will be made in cash; and provided further, that all payments to Non-Accredited Securityholders will be made in cash. In the event that payment in cash to Non-Accredited Securityholders in accordance with the foregoing sentence would result in a failure to meet the forty-five percent (45%) threshold, payment of the Milestone Consideration to the Company Securityholders other than the Non-Accredited Securityholders shall be adjusted to ensure that the forty-five percent (45%) threshold will be met in the aggregate. Notwithstanding the foregoing, each Milestone Consideration payment required to be made by Parent to the Company Securityholders pursuant to Section 2.12(a) will be made in cash to the extent necessary so that the Company Securityholders receive an amount of cash at least equal to the amount of interest imputed to such Milestone Consideration payment pursuant to section 483 of the Code. For this purpose, payment of Parent Common Stock that is characterized as interest pursuant to section 483 of the Code shall not count towards the forty-five percent (45%) threshold, and the assumed value of any rights of Dissenting Shares shall be counted as non-stock consideration. In determining the forty-five percent (45%) threshold pursuant to this Section 2.12(e), the opening value of Parent Common Stock shall be used if the Parent Common Stock issued pursuant to this Section 2.12 is issued during the trading day and the closing value of Parent Common Stock shall be used if the Parent Common Stock issued pursuant to this Section 2.12 is issued after the close of the trading day.

(ii)    Notwithstanding the foregoing, the Company Securityholders shall have the right to elect to receive all or any portion of each Milestone Consideration in cash rather than Parent Common Stock in the event of the occurrence of the following events (as determined by the Company Securityholders in their reasonable discretion): (A) Parent shall have (1) been adjudicated as bankrupt or insolvent, (2) been the subject of an order for relief under Title 11 of the United States Code or any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute of any other jurisdiction or foreign country, (3) made a general assignment for the benefit of creditors or (4) had a receiver appointed on account of the insolvency of Parent, (B) shares of Parent Common Stock shall have been delisted from NASDAQ or (C) there shall have occurred a Parent Material Adverse Effect that is continuing at the time when such Milestone Consideration becomes due.

(f)    Transfer Restriction. From the Effective Time until the earlier to occur of the end of all Milestone Periods or the date on which all Milestone Consideration has become due and payable (subject to any reduction thereof as a result of the exercise of any right of set-off pursuant to Section 2.12(g)), neither Parent nor the Surviving Company shall sell, assign, transfer divest or otherwise dispose of all of its rights to develop or commercialize the LARIAT System, including by way of merger or consolidation, unless, as a condition to such sale, assignment, transfer, merger or consolidation, the purchaser, assignee or transferee (as applicable) assumes in writing all obligations of Parent set forth in this Section 2.12 with respect to the LARIAT System (subject to all limitations and qualifications included in this Agreement with respect to such obligations), including the obligation to pay, upon the achievement of any Milestone that has not, prior to the date of such sale, assignment or transfer, been achieved in accordance with this Section 2.12, the applicable Milestone Consideration payable with respect to such Milestone in accordance with the terms hereof. Notwithstanding the foregoing, Parent may not transfer or otherwise assign the rights to develop or commercialize the LARIAT System pursuant to the previous sentence unless: (1) such transferee or assignee is at least as creditworthy as Parent on the date of such transfer, (2) such transferee or assignee shall have affirmatively assumed all obligations of Parent pursuant to this Agreement, (3) such transferee or assignee is able to fully satisfy and perform the obligations hereunder, and (4) Parent shall have delivered evidence reasonably satisfactory to the Securityholder Representative that such transferee shall be able to fully satisfy and perform all of the obligations under this Agreement. Notwithstanding the foregoing, Parent shall be permitted to transfer the rights to develop or commercialize the LARIAT System to an Affiliate so long as Parent remains obligated under this Agreement, including with respect to the Parent Diligence Obligations and all payment obligations.

(g)    Set-off. The obligation of Parent to pay any Milestone Consideration shall be qualified by the right of Parent and the Surviving Company to reduce or hold back the amount of any one or more of the Interim Success Milestone Consideration, PMA Milestone Consideration and CPT Milestone Consideration by (i) the amount of any Damages actually incurred or suffered by Parent or the Surviving Company as a result of the matters set forth on Section 2.12(g) of the Company Disclosure Letter (as finally determined by a court of competent jurisdiction), and (ii) the amount that would be necessary to satisfy in full any then pending and unsatisfied or unresolved matters set forth on Section 2.12(g) as if such matters were resolved in favor of Parent, provided, that any amounts described in clause (ii) are deposited by Parent into an escrow account and released upon the joint written instruction of Parent and the Securityholder Representative following final determination of such matters (either by mutual agreement by Parent and the Securityholder Representative or final determination by a court of competent jurisdiction) (any such reduction of Milestone Consideration pursuant to this Section 2.12(g), a “Set-off Amount”). Any set-off pursuant to this Section 2.12(g) shall be net of any insurance or other third party proceeds received by Parent with respect to such matter (net of costs, expenses and Taxes incurred by Parent).

Section 2.13.    Registration Statement.

(a)    Parent shall either (i) file a shelf registration statement on Form S-3 (except if Parent is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on Form S-1 or another appropriate form as determined by the Parent in its sole discretion in accordance with the Securities Act and the rules promulgated thereunder and the Parent shall undertake to register such Registrable Securities on Form S-3 as soon as practicable following the availability of such form) (including any amendments or supplements, a “Registration Statement”) and the prospectus forming part of such registration statement in compliance with Rule 415 under the Securities Act (including any amendments or supplements, a “Prospectus”) or (ii) if Parent already has an effective Registration Statement, file a Prospectus under such effective registration statement, in either case, covering the resale on a continuous basis of all of the Registrable Securities (as defined below) held by recipients of Closing Merger Consideration that have adequately and timely provided Parent, upon its written request, with all stockholder information required under the Securities Act and the rules and Laws promulgated thereunder to be included in the Registration Statement and, in each case, as soon as reasonably practicable after the later of (i) the Closing Date or (ii) the date of completion by the Company’s auditor of its review of the Company’s financial statements required to be filed by Parent pursuant to Article 3 or Article 11 of Regulation S-X (but in no event later than ninety (90) days following such date). After the Closing, Parent and the Company shall mutually cooperate in good faith with respect to the completion of the financial statements referenced in the immediately preceding sentence. The Parent Common Stock issued as Closing Merger Consideration as well as any Parent Common Stock that may be issued in connection with any adjustment pursuant to this Agreement, including with respect to Milestone Consideration and any post-Closing adjustments are referred to herein as the “Registrable Securities.” In connection with clauses (i) and (ii) of this subsection (a), Parent shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as reasonably practicable and to remain effective as provided herein. The number of Registrable Securities issued shall be reserved for the benefit of the holders of Registrable Securities and covered by the Registration Statement for the benefit of the holders of Registrable Securities for the time periods set forth in this Agreement.

(b)    Parent shall use its commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earliest of (i) such time that all Registrable Securities covered by the Registration Statement have been sold and (ii) such time that all Registrable Securities covered by such Registration Statement may be sold without restriction, including volume or manner-of-sale restrictions pursuant to Rule 144.

(c)    Parent shall furnish to each Holder of Registrable Securities such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, and Prospectus included therein, all exhibits and other documents filed therewith and such other documents as such Holder of Registrable Securities may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder of Registrable Securities. Parent will keep the Securityholder Representative advised in writing as to the initiation of the registration and as to the effectiveness thereof.

(d)    Parent may require each Holder of Registrable Securities as to which any registration is being effected to furnish Parent with such information regarding such Person that is necessary to satisfy the disclosure requirements relating to the registration and the distribution of such securities under the Securities Act and the rules and Laws promulgated thereunder as Parent may from time to time reasonably request in writing. Each such Holder of Registrable Securities shall promptly notify Parent in writing of any changes in the information set forth in the Registration Statement after it is prepared regarding the Holder of Registrable Securities. None of the information supplied (or to be supplied) by or on behalf of any of the Company Securityholders for inclusion or incorporation by reference in the Registration Statement or Prospectus will, at the time the Registration Statement is declared effective under the Securities Act (or with respect to any post-effective amendments or supplements thereto, at the time such post-effective amendments or supplements become effective under the Securities Act), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. For the purposes of this Section 2.13, a “Holder of Registrable Securities” refers solely to a holder of Registrable Securities as of the Closing Date.

(e)    Parent may, by two (2) days prior written notice to all the Holders of Registrable Securities (each, a “Blackout Notice”), (i) delay the filing of the Registration Statement or a request for acceleration of the effective date or (ii) suspend the Registration Statement after effectiveness and require that the Holders of Registrable Securities immediately cease sales of shares pursuant to the Registration Statement, in each case for a reasonable period of time that is no longer than fourteen (14) calendar days, in the event that (A) Parent is engaged in any activity or transaction or preparations or negotiations for any activity or transaction that Parent desires to keep confidential for business reasons or has other material nonpublic information, if Parent determines in good faith that the public disclosure requirements imposed on Parent under the Securities Act in connection with the Registration Statement would require at that time disclosure of such activity, transaction, preparations, negotiations or information and such disclosure could result in imminent and material harm to Parent or (B) any other event occurs that makes any statement of a material fact made in the Registration Statement, including any document incorporated by reference therein, untrue or that requires the making of any additions or changes in the Registration Statement in order to make the statements therein not misleading; provided, however, that at the time such Blackout Notice is sent and during the entire delay or suspension period Parent shall be in compliance with the current public information requirement under Rule 144 of the Securities Act. Parent shall not deliver a Blackout Notice more than two (2) times in any twelve (12) month period. If Parent suspends the Registration Statement and requires the Holders of Registrable Securities to cease sales of shares pursuant to this Section 2.13(e) Parent shall, as promptly as reasonably practicable following the termination of the circumstance which entitled Parent to do so, take such actions as may be necessary to file or reinstate the effectiveness of the Registration Statement and give written notice to all Holders of Registrable Securities authorizing them to resume sales pursuant to the Registration Statement. If as a result thereof the Prospectus included in the Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose such revised Prospectus with the notice to Holders of Registrable Securities given pursuant to this Section 2.13(e), and the Holders of Registrable Securities shall make no offers or sales of shares pursuant to the Registration Statement other than by means of such revised Prospectus. Parent need not specify the nature of the event giving rise to any delay or suspension in any notice to Holders of Registrable Securities and such Holders of Registrable Securities agree to treat and keep the existence of such delay or suspension, as the case may be, confidential.

(f)    Parent shall cause all shares of Parent Common Stock received by Company Securityholders to be listed on NASDAQ within one (1) Business Day after (i) the Closing with respect to shares of Parent Common Stock issued at the Closing, and (ii) the date of issuance with respect to shares of Parent Common Stock issued in connection with any adjustment pursuant to Section 2.11 or Section 2.12.

(g)    Parent shall pay all fees and expenses in connection with compliance with its obligations under this Section 2.13, including all fees and expenses in connection with the filing of the Registration Statement, the registering of the Registrable Securities, fees and expenses of compliance with securities or “blue sky” Laws, transfer agent fees, the maintenance of the effectiveness of the Registration Statement, and the continued listing of the shares of Parent Common Stock on NASDAQ, including all registration, filing, qualification, printing, accounting and other fees and expenses except that Parent shall not be responsible for the fees of the Representatives of and counsel to, the Company Securityholders, including those with respect to any review and preparation of the Registration Statement (all of which shall be included in the Company Transaction Fees or payable by the Securityholder Representative (on behalf of the Company Securityholders) out of the Representative Reserve).

(h)    Parent shall, and the Company shall, use commercially reasonable efforts to cause each Company Securityholder that will receive shares of Parent Common Stock in connection with the transactions contemplated hereby to enter into a Lock-Up and Liquidity Agreement in substantially the form attached hereto as Exhibit G.

Section 2.14.    Dissenting Shares.

(a)    Notwithstanding any provisions of this Agreement to the contrary, shares of Company Capital Stock held by a holder of Company Capital Stock who has demanded and perfected a demand for appraisal of such holder’s shares of Company Capital Stock in accordance with Section 262 of the DGCL and as of the Closing Date has neither effectively withdrawn nor lost such holder’s right to such appraisal (“Dissenting Shares”) shall not be converted into the applicable portion of the Aggregate Merger Consideration, but shall be entitled to only such rights as are granted by the DGCL. Parent shall be entitled to retain any amount that otherwise would have constituted Aggregate Merger Consideration to be paid on account of such Dissenting Shares pending resolution of the claims of holders of Dissenting Shares, and the non-dissenting Company Securityholders shall not be entitled to any portion of such retained amount.

(b)    Notwithstanding the provisions of Section 2.14(a), if any holder of Dissenting Shares shall lose such holder’s status as such (through the failure to perfect or otherwise), then as of the Effective Time or the occurrence of such event, whichever occurs later, such Dissenting Shares shall automatically be deemed to have been converted only into the right to receive the applicable portion of the Aggregate Merger Consideration, without interest thereon, promptly following the surrender of the certificate or certificates representing such shares.

Section 2.15.    Withholding. Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, or under any provision of state, local or foreign Tax Laws. To the extent such amounts are so deducted or withheld and remitted to the proper Taxing Authority, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

Section 2.16.    Representative Reserve. The Company Securityholders that are party to that certain engagement letter with the Securityholder Representative, dated as of the date hereof (the “Significant Holders”) shall be permitted to fund, at their reasonable discretion, additional amounts (the “Additional Reserve”) to the Securityholder Representative, which Additional Reserve shall be used to increase the Representative Reserve. Any such Additional Reserve shall be repaid to the applicable Significant Holders out of any Milestone Consideration payable pursuant to this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Disclosure Letter delivered by the Company to Parent in connection with this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to each of Parent, Merger Sub 1 and Merger Sub 2 as of the date hereof:

Section 3.1.    Due Organization, Good Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite power and authority to conduct the Business as it is currently being conducted and to own, lease or license, as applicable, its Assets. Section 3.1(i) of the Company Disclosure Letter sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except for such failures to be licensed or qualified that would not have a Company Material Adverse Effect. True, correct and complete copies of the Organizational Documents of the Company as amended to date and currently in effect have been Made Available to Parent, Merger Sub 1 and Merger Sub 2. Section 3.1(ii) of the Company Disclosure Letter lists the directors and officers of the Company as of the date of this Agreement. Section 3.1(iii) of the Company Disclosure Letter lists every state or foreign jurisdiction in which the Company has employees or owns or leases facilities.

Section 3.2.    No Subsidiaries. The Company does not have any Subsidiaries and does not, directly or indirectly, own any interest in any other corporation, partnership, limited liability company, limited partnership, joint venture or other business association or entity. The Company is not obligated to make any future investment in or capital contribution to any entity. The Company has not guaranteed or made itself responsible or liable for any obligation of any other entity.

Section 3.3.    Authority and Enforceability.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and each of the Transaction Documents to which it is or will be a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which it is a party, have been, or will be when executed and delivered on the Closing Date, duly authorized by all necessary corporate action by the Company and no other corporate proceedings on the part of the Company (other than the Stockholder Approval) will be necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Mergers and the other transactions contemplated hereby and thereby. This Agreement and the Transaction Documents to which the Company is a party have been, or will be when executed and delivered on the Closing Date, duly executed and delivered by the Company and, assuming the due execution and delivery by the other parties thereto, constitute (or will constitute) a valid and legally binding obligation of the Company, enforceable against the Company in accordance with the terms hereof, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar Laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding at law or in equity) (the “General Enforceability Exceptions”).

(b)    The affirmative vote or affirmative action by written consent of holders of (i) at least a majority of all shares of Company Capital Stock, voting together as a single class, (ii) at least a majority of the holders of Company Preferred Stock (voting together as a single class and not as separate series, on an as-converted basis) and (iii) at least a majority of the holders of the Series D Preferred Stock (collectively, the “Stockholder Approval”), are the only votes, approvals, consents or other actions of the Company or the holders of any class or series of capital stock of the Company (including any class or series of Company Preferred Stock or Company Common Stock) necessary to authorize, approve and adopt this Agreement, the Mergers and the other transactions contemplated hereby and to consummate the Mergers and the other transactions contemplated hereby.

Section 3.4.    Capitalization.

(a)    (i) The Company is authorized to issue 75,000,000 shares of Company Common Stock and 58,797,402 shares of Company Preferred Stock, of which 2,025,000 shares are designated as Series A Preferred Stock, 7,680,501 shares are designated as Series B Preferred Stock, 17,114,794 shares are as designated as Series C Preferred Stock and 31,977,107 shares are designated as Series D Preferred Stock. As of the date of this Agreement: (i) there are 3,694,266 shares of Company Common Stock issued and outstanding, (ii) there are 49,126,220 shares of Company Preferred Stock issued and outstanding, consisting of 2,025,000 shares of Series A Preferred Stock, 7,650,907 shares of Series B Preferred Stock, 16,933,526 shares of Series C Preferred Stock and 22,516,787 shares of Series D Preferred Stock and (iii) the Company has no other issued or outstanding shares of Company Capital Stock. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and non-assessable. The respective rights, restrictions, privileges and preferences of Company Preferred Stock are as stated in the Company Charter.

(b)    No shares of Company Capital Stock are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable Laws). Section 3.4(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of each holder of Company Preferred Stock, Company Common Stock, Options, RSUs, Restricted Shares and Warrants or other equity interests in the Company, including (i) the name and address of such holder, (ii) the number, class and series of all equity interests held by such holder, (iii) the certificate number(s) representing such equity interests (if applicable), (iv) the number of shares of Company Common Stock into which such shares of Company Preferred Stock, Options or Warrants are convertible or exercisable, (v) any accrued but unpaid dividends and liquidation preference with respect to the shares held by such holder, (vi) the exercise price of any Options or Warrants held by such holder, and (vii) whether such Option is subject to Section 422 of the Code or subject to Section 409A of the Code. Except as set forth in Section 3.4(b) of the Company Disclosure Letter, there are no outstanding or authorized Options, Warrants, convertible securities or other similar rights or agreements relating to the equity securities of the Company or obligating the Company to issue or sell any equity securities of the Company. All of the shares of Company Capital Stock are not subject to any preemptive rights created by statute, the Organizational Documents of the Company or any agreement to which the Company is a party, and free of any Liens created by the Company in respect thereof. All issued and outstanding shares of Company Capital Stock (i) were issued in compliance with applicable Laws concerning the issuances securities and (ii) were not issued in violation of or subject to any purchase option, call option, right of first refusal or offer, voting trust or similar arrangement, shareholders agreement, preemptive right, subscription right or similar right. No shares of Company Capital Stock are held as treasury stock or are owned by the Company. The Company has never declared or paid any dividends on any shares of Company Capital Stock, and there are no accrued dividends remaining unpaid with respect to any shares of Company Capital Stock.

Section 3.5.    No Contravention. The execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Mergers, do not and will not: (i) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of the Company, (ii) conflict with or result in a violation or breach of any provision of any Law or Order applicable to the Company in any material respect, (iii) except as set forth in Section 3.5 of the Company Disclosure Letter, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, materially modify or cancel any Contract to which the Company is a party or by which the Company is bound or to which any of their respective properties and Assets are subject (including any Material Contract) or any Permit affecting the properties, Assets or Business of the Company or (iv) result in the creation or imposition of any Lien other than Permitted Liens on any material properties or material Assets of the Company, except, in the cases of clauses (iii) and (iv) as would not result in a Company Material Adverse Effect. No consent, approval, Permit, Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for the Stockholder Approval and the filing of the Certificates of Merger with the Secretary of State of Delaware.

Section 3.6.    Financial Statements; No Liabilities.

(a)    Attached to Section 3.6 of the Company Disclosure Letter are true and correct copies of the Financial Statements and the unaudited balance sheet of the Company as of March 31, 2019 (the “Interim Balance Sheet Date”), and the related unaudited statements of operations and comprehensive loss, statements of stockholders’ equity and statements of cash flows for the periods then ended (the “Interim Financial Statements”). The Financial Statements and the Interim Financial Statements (a) have been prepared from the Books and Records of the Company, (b) have been prepared in accordance with GAAP (except that the Interim Financial Statements do not contain footnotes and are subject to year-end adjustments) and (c) present fairly in all material respects the consolidated financial condition, results of operations and cash flows of the Company for the periods covered and as of the respective dates thereof.

(b)    Except for the Liabilities: (i) reflected or reserved against on the Interim Financial Statements, (ii) incurred since the date of the Interim Financial Statements in the

Ordinary Course, (iii) incurred in connection with the execution of this Agreement or (iv) set forth on Section 3.6(b) of the Company Disclosure Letter, the Company does not have any Liabilities of any nature that would be required to be set forth on a balance sheet prepared in accordance with GAAP.

(c)    The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that, in all material respects: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of Financial Statements in conformity with GAAP and to maintain asset accountability, (iii) access to Assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for Assets is compared with the existing Assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective in all material respects.

Section 3.7.    Accounts Receivable(a) . Subject to any reserves set forth in the Financial Statements, the accounts receivable shown on the Financial Statements represent bona fide claims against debtors for sales and other charges from arm’s-length transactions between unrelated parties in the Ordinary Course of Business, consistent with GAAP and the Company’s past practices.

Section 3.8.    Indebtedness. Section 3.8 of the Company Disclosure Letter sets forth an accurate and complete list of each item of Indebtedness of the Company as of the date of this Agreement and the amount of such Indebtedness as of the close of business on the date of this Agreement. No Indebtedness of the Company contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of any other Indebtedness by the Company or (iii) the ability of the Company to grant any Lien on any of its assets. With respect to each item of Indebtedness, the Company is not in material default and no payments are past due. The Company has not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any item of Indebtedness. Neither the consummation of the Transactions nor the execution, delivery or performance of any Transaction Document will cause a default, breach or an acceleration, automatic or otherwise, of any conditions, covenants or other terms of the Company’s Indebtedness. The Company has not guaranteed, is not responsible for and does not have any Liability for any Indebtedness of any other Person.

Section 3.9.    Litigation. Except as disclosed on Section 3.9 of the Company Disclosure Letter, there is no Legal Proceeding pending, or, to the Knowledge of the Company, that has been threatened: (i) that involves the Company or any of the material Assets owned or used by the Company, (ii) that, to the Knowledge of the Company, involves any Liability (of any director, officer or other employee in their capacity as such) that has been retained or assumed, indemnified against or guaranteed (either contractually or by operation of any Law) by the Company, (iii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers or any other transaction contemplated by this Agreement, (iv) that relates to the ownership or alleged ownership of any capital stock or other securities of the Company, or any option, warrant or other right to acquire capital stock or other securities of any of the Company or (v) that relates to any right or alleged right to receive any consideration as a result of or in connection with this Agreement, any other Transaction

Document, the Mergers or any other transaction contemplated by this Agreement. Except as set forth on Section 3.9 of the Company Disclosure Letter, the Company has not commenced or threatened any Legal Proceeding against any other Person and there have been no Legal Proceedings commenced against the Company in the past three (3) years.

Section 3.10.    Assets. Except as disclosed on Section 3.10 of the Company Disclosure Letter, the Company has good and valid and title to, or valid leasehold interests in, all of its material Assets. The Company’s Assets constitute all personal property necessary to conduct the Business of the Company as it is currently conducted. None of the Company’s material Assets are owned by any other Person without a valid and enforceable right of the Company to use and possess such Asset, which right will remain valid and enforceable following the Effective Time. None of the Company’s material Assets is subject to any Lien, other than Permitted Liens. All material Assets of the Company: are in reasonably good operating condition and repair (ordinary wear and tear excepted) and are reasonably adequate for the conduct of the Company’s Business as it is currently conducted.

Section 3.11.    Intellectual Property.

(a)    The Company owns all right, title and interest in the Scheduled Company Intellectual Property and Material Company Trade Secrets. To the Company’s Knowledge, the Company either owns all right, title and interest in, or is validly licensed to use in the manner used and contemplated to be used by the Company, all Intellectual Property used in or necessary for the operation of its business, Products or services.

(b)    Section 3.11(b) of the Company Disclosure Letter lists all: (i) patents, provisional and non-provisional patent applications, registered trademarks, registered trade names, registered service marks and registered copyrights, applications to register trademarks, trade names, service marks and copyrights, domain names and other registrations or pending applications to register Intellectual Property owned by the Company (“Scheduled Company Intellectual Property”), including where applicable the registration, issuance and application numbers, and the jurisdictions, both domestic and foreign, in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed (and, with respect to domain names, the domain name registrar), (ii) Contracts to which the Company is a party and pursuant to which any Person is authorized to use any Scheduled Company Intellectual Property or any other Intellectual Property owned by the Company (other than, with respect to such Intellectual Property, nonexclusive licenses pursuant to terms entered into by end users of the Company’s Products in the Ordinary Course (forms of which have been Made Available to Parent), or for any use that is authorized solely for the purpose of conducting work for the Company) (collectively, “Standard Outbound Licenses”), (iii) Contracts to which the Company is a party and pursuant to which the Company is authorized to use any Intellectual Property of any third party (“Third Party Intellectual Property”), including patents, trademarks, and copyrights, and applications therefor, and software (other than (1) standard employee, contractor, or consulting agreements entered into in the Ordinary Course (forms of which have been Made Available to Parent) and (2) licenses for Open Source Software and non-exclusive licenses for off-the-shelf commercial or shrinkwrap software for which the license fee is less than Seventy-Five Thousand Dollars ($75,000) annually, collectively, “Standard Inbound Licenses”), and (iv) all Contracts to which the Company is a party that provide for an optional or contingent licenses, sublicense, or other agreement as described in clauses (ii) or (iii) above in this paragraph (subject to the exclusions contained in such clauses). All issued patents and registered trademarks included in the Scheduled Company Intellectual Property are validly applied for, have been duly maintained, are in full force and effect, have not been cancelled, expired, withdrawn, lapsed, invalidated or abandoned, and, to the Company’s Knowledge, are enforceable. The Company is not obligated to pay any royalties to any third party under any patent, trademark, copyright or other license for Third Party Intellectual Property.

(c)    The Company has taken all action necessary in its reasonable discretion to obtain or maintain the enforceability and registration of all Scheduled Company Intellectual Property.

(d)    Except as set forth in Section 3.11(d) of the Company Disclosure Letter, the Company has not sent to any third party or otherwise communicated to another Person in the six (6) years preceding the date of this Agreement, any charge, complaint, Claim, demand or notice asserting that such Person has infringed, misappropriated or acted in conflict with any of the Scheduled Company Intellectual Property or any other Intellectual Property owned by the Company or that any Claim, demand, or notice asserting any such other Person has conducted any acts of unfair competition against the Company, nor, to the Knowledge of the Company, is any such infringement, misappropriation, conflict or act of unfair competition occurring or threatened.

(e)    Except as set forth in Section 3.11(e) of the Company Disclosure Letter, the Company has not received any Claim, demand or notice that the Company has infringed, misappropriated, copied in an unauthorized manner or otherwise acted in conflict with any Third Party Intellectual Property, that the Company has conducted any acts of unfair competition or other legal wrong against any third party or that the Scheduled Company Intellectual Property or the Material Company Trade Secrets are invalid, unenforceable, not owned by the Company or are otherwise defective, inoperable, unregisterable or unpatentable, except for communications from patent and trademark offices received in the normal course of patent and trademark prosecution, and the Company has not received in the three (3) years preceding the date of this Agreement any offer to take a license for any patents, trademarks, copyrights or other Intellectual Property of any third party. Without limiting the foregoing, the Company has not received notice of any inventorship challenge, opposition, cancellation, re-examination, interference, invalidity, unenforceability or other action or proceeding (other than in the ordinary course of patent prosecution) relating to any Scheduled Company Intellectual Property.

(f)    Except as set forth in Section 3.11(f) of the Company Disclosure Letter, (i) to the Knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation of any rights of the Company in the Scheduled Company Intellectual Property or any Third Party Intellectual Property licensed to the Company, by any third party, including any employee or former employee of the Company, and (ii) other than employee and consulting agreements, there are no royalties, fees or other payments or compensation payable by any third party to, or to any third party by, the Company by reason of the Company’s ownership, use, sale or disposition of any Intellectual Property.

(g)    Except as set forth in Section 3.11(g) of the Company Disclosure Letter, the Company is not, nor will the Company be, as a result of the execution and delivery of this Agreement, or the performance of its obligations hereunder, in breach of any Contract involving Intellectual Property to which the Company is currently a party, or in violation of any Third Party Intellectual Property thereby.

(h)    To the Company’s Knowledge, the business of the Company (including its Products and services) as previously and presently conducted in the United States and in any jurisdiction foreign to the United States, have not and do not interfere with, conflict with, infringe upon, misappropriate or otherwise violate any Third Party Intellectual Property, and no action or Claim is pending or, to the Knowledge of the Company, threatened alleging that the Products or services of the Company or the operation of their respective businesses interfere with, conflict with, infringe upon, misappropriate, or otherwise violate any Third Party Intellectual Property.

(i)    Except as set forth in Section 3.11(i) of the Company Disclosure Letter, each current and former officer, employee, consultant and contract worker involved in the development of Intellectual Property of the Company has executed and provided to the Company a written, enforceable and valid agreement providing that the Company is the owner (including through assignment) of any Intellectual Property such current or former officer, employee or contract worker of the Company created or creates within the scope of his or her employment, or, in the case of a non-employee, from the services such non-employee of the Company performed or performs for the Company, in each case, to the fullest extent permitted under applicable law.

(j)    No Company Securityholder or former securityholder, and no current or former partner, director, manager, managing director, officer or employee of the Company (or any of their respective predecessors in interest) has or will have, after giving effect to the transactions contemplated by this Agreement, any legal or equitable right, title or interest in or to, or any right to use, directly or indirectly, in whole or in part, any Scheduled Company Intellectual Property or any other Intellectual Property owned by the Company, except in connection with performing services for the Company.

(k)    The Company has entered into written, enforceable and valid confidentiality agreements with all employees and third parties to whom the Company has disclosed material Company-owned confidential Intellectual Property, including Trade Secrets owned by the Company that are used in and material to the business or Products of the Company (“Material Company Trade Secrets”).

(l)    The Company has taken commercially reasonable measures designed to protect the confidentiality of its Material Company Trade Secrets, including requiring their former and current officers, employees, contract workers and all other Persons having access thereto to execute written, enforceable and valid non-disclosure agreements. To the Company’s Knowledge, no Material Company Trade Secret has been disclosed or authorized to be disclosed by the Company to any third party other than pursuant to a written, enforceable and valid non-disclosure agreement that adequately protects the Company’s proprietary interests in and to such Material Company Trade Secret. To the Knowledge of the Company, no party to any non-

disclosure agreement with the Company is in breach or default thereof or has threatened breach or default thereof.

(m)    The Company has not misrepresented, or failed to disclose, any facts or information in any application for any of the Company’s patents or patent applications in a manner that constitutes fraud, misrepresentation or other inequitable conduct.

(n)    Section 3.11(n) of the Company Disclosure Letter sets forth a complete and accurate list of each item of open source, free, shared or public library software (“Open Source Software”), in each case that is contained in or distributed with any Products of the Company. The Company does not use, develop or maintain, and has not used, developed or maintained, any proprietary software for use in or with, or contemplated to be used in or with, its respective Products, (i) which uses any Open Source Software or is subject to any open source licensing agreement and (ii) which thereby requires the Company to disclose the source code of such proprietary software. The use of any Open Source Software in conjunction with any of the Company’s Products does not impose a requirement or condition that any such Product or part thereof (other than such Open Source Software itself) (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making modifications or derivative works, (C) be licensed under the same license as third-party software or (D) be redistributable at no charge.

Section 3.12.    Environmental Matters.

(a)    Except as disclosed in Section 3.12 of the Company Disclosure Letter, the Company is, and for the past three (3) years has been, in compliance in all material respects with all Environmental Laws and, in the past three (3) years, no written complaint, demand or notice has been made, given or filed (or, to the Knowledge of the Company, has been threatened) by any Person against the Company alleging any failure to comply with any Environmental Law or seeking contribution towards, or participation in, any remediation of any contamination of any property. The Company holds, and is and for the past three (3) years has been in compliance in all material respects with all of the terms and conditions of, all Environmental Permits that are required under any Environmental Law, and for the past three (3) years has complied in all material respects with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables that are contained in any Environmental Law. To the Knowledge of the Company, no Release of Hazardous Substances has occurred as a result of the Company’s operations in an amount or manner that would reasonably be expected to result in any material liability to the Company or its operations under Environmental Laws.

(b)    The Company has Made Available accurate and complete copies of: (i) all material internal and external environmental audits and studies in its possession, if any, relating to the Company or its operations and (ii) all material correspondence with any Governmental Authority on substantial environmental matters relating to the Company or its operations.

Section 3.13.    Material Contracts.

(a)    Section 3.13(a) of the Company Disclosure Letter sets forth a list of all Contracts described in clauses (i) through (xxvii) below to which the Company is a party or by which it or its Assets is bound excluding purchase orders delivered or accepted in the Ordinary Course (“Material Contracts”).

(i)    any Contract involving the issuance or repurchase of any capital stock or other equity interest of the Company, other than Contracts in connection with Company Benefit Plans;

(ii)    each Contract that requires the rendering of supply of products, subsequent to the date of this Agreement, of more than $75,000 in any calendar year;

(iii)    each Contract entered into involving the acquisition or disposition by the Company, whether by sale of securities, sale of assets, merger, consolidation, amalgamation or similar transaction;

(iv)    any Contract under which (A) the Company has granted exclusive rights with respect to the Products or related services or (B) another party processes, produces or manufactures, or will process, produce or manufacture, any Products or has the right to do so in the future;

(v)    any Contract through which the Company receives a license to Third Party Intellectual Property (other than Standard Inbound Licenses) or grants a license to Intellectual Property of the Company (other than Standard Outbound Licenses);

(vi)    any litigation or dispute settlement agreement entered into within the last three (3) years;

(vii)    any Contract containing contingent consideration or other similar earnout payment obligations as to which the Company has any ongoing or future Liability or obligations of any nature (contingent or otherwise);

(viii)    any Contract (A) pursuant to which any third party developed or is developing any Products or (B) for pre-clinical or other testing or clinical or marketing trials relating to the Products, in each case, other than any agreements substantially on the same form as the Company’s applicable standard form contract;

(ix)    each Contract with any Company Securityholder, or with any director or officer of the Company, other than Contracts relating to the employment of any employee;

(x)    any Contract with any physician, hospital, clinic or other health care provider or any medical advisor, in each case, other than any agreements substantially on the same form as the Company’s applicable standard form contract;

(xi)    any Contract with any group purchasing organization or integrated delivery network;

(xii)    any (A) sales agent, sales representative, resale, remarketing, distribution or consignment Contract relating to the Company’s Products or (B) other Contract for the marketing, resale (or other sale by or through any third party) or distribution of Products (excluding, for the avoidance of doubt, employment agreements between the Company, on the one hand, and any employee thereof, on the other hand), in each case, other than any agreements substantially on the same form as the Company’s applicable standard form contract;

(xiii)    any Contract with any Governmental Authority;

(xiv)    any Contract with any Significant Customer or Significant Supplier;

(xv)    any Contract relating to any capital expenditure or leasehold improvement that has commenced but is not yet completed or that obligates the Company to incur expenditures with respect to a project that has not yet commenced, in each case, involving remaining payments by the Company in excess of $50,000 in the aggregate;

(xvi)    all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(xvii)    any (A) interest rate swap, cap, floor or option Contract or any other interest rate risk management arrangement or foreign exchange Contract or (B) other hedging, swap, derivative or similar Contract;

(xviii)    any performance or payment guarantee (other than ordinary course contractual warranties), keep well arrangement and other similar credit support obligation or arrangement;

(xix)    any employment, consulting, contractor or agency Contract with any current (or, to the extent obligations remain outstanding thereunder, former) employee, contract worker, independent contractor, consultant or agent of the Company (other than (A) offer letters with employees providing for “at will” employment with the Company with no obligation to pay severance or (B) standard confidentiality agreements entered into with employees in the ordinary course of business and on the Company’s standard form of confidentiality agreement, which standard form has been made available to Parent);

(xx)    any severance, change in control, retention or similar Contract, including any Contract providing for a “stay” or “sale” bonus, with any current or former Company Securityholder, director, manager, managing director, officer, employee, contract worker, or other agent, or any Affiliate of the Company that would result in any obligation (absolute or contingent) of the Company to make any payment to any Person following either the consummation of the transactions contemplated hereby, termination of employment (or the relevant relationship), or both;

(xxi)    any Real Property Lease or other Contract relating to any lease, lease guarantee, sublease, license, easement or other use of Leased Real Property;

(xxii)    any operating lease pursuant to which the Company has remaining payment obligations in excess of $50,000 in the aggregate and that is not terminable by the Company upon thirty (30) days or less for a cost of less than $10,000;

(xxiii)    any Contract containing any provision limiting in any respect the freedom of the Company or its employees or Affiliates (or which after the Effective Time purport to limit or would limit the freedom of Parent, the Surviving Company, any of their respective subsidiaries or any employees or Affiliates of any of the foregoing) to engage in any line of business, to develop, market, distribute, sell or license any products or services, to compete with any Person, to own any assets, properties or rights, to operate at any location in the world or to change sales quotas or targets under any Contracts with distributors, sales agents, sales representatives, or other agents, including any Contract that contains exclusivity, non-competition, non-solicitation, non-consolidation, standstill or similar restrictions;

(xxiv)     any Contract containing “most favored nation” provisions or any similar provision requiring that a third party be offered terms or concessions at least as favorable as those offered by the Company to one or more other Persons;

(xxv)    any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company;

(xxvi)    any labor or collective bargaining Contract; and

(xxvii)     any Contract not covered in clauses (i) through (xxvii) above, which is reasonably likely to involve revenues, receipts, expenditures or Liabilities in excess of $100,000 per annum or $250,000 in the aggregate.

(b)    Each Material Contract has been Made Available to Parent by the Company. Each Material Contract (i) is in full force and effect, is a valid and binding obligation of the Company and, to the Knowledge of the Company, of each other party thereto and (ii) is enforceable against the Company and, to the Knowledge of the Company, against each other party thereto, except as such enforceability may be limited by the General Enforceability Exceptions. Each Material Contract will continue to be (x) valid, binding and enforceable against the Company and, to the Knowledge of the Company, of each other party thereto, and (y) in full force and effect immediately following the consummation of the transactions contemplated hereby.

(c)    The Company is not, and is not alleged in writing to be and, to the Knowledge of the Company, no other party is or is alleged to be, in, or has received notice of, in any material respect, any, default under, or breach or violation of, any Material Contract that has not been cured. Except as set forth in Section 3.13(c) of the Company Disclosure Letter, no event has occurred which, with or without the giving of notice or passage of time or both, would reasonably be expected to result, in any material respect, in a default, breach or violation of any Material Contract by the Company, or give any Person the right (i) to declare a breach and obtain any material remedy thereunder, (ii) to accelerate the maturity, performance or payment of any obligation of the Company thereunder, (iii) to make operative any provision that varies any of the material rights or obligations of the Company from those that would apply if the event had not occurred, or (iv) to cancel, terminate or modify (in a manner adverse to the Company) the Material Contract.

(d)    The Company has not received written notice since January 1, 2017 from any such counterparty to the effect that such counterparty intends to terminate or otherwise alter or modify the terms of any such Material Contract.

Section 3.14.    Compliance.

(a)    To the Knowledge of the Company, the Company is, and since January 1, 2016, the Company has been, in compliance in all material respects with all applicable Laws (including all Health Care Laws) and Orders. To the Knowledge of the Company, neither the Company, nor any of its officers, directors, managers, managing directors or employees has in their capacity as such, has received any written or other notice of, been charged with, or received any inquiry concerning, the possible violation of any applicable Law (including any Health Care Law). To the Knowledge of the Company, (A) neither the Company, nor any of its officers, directors, managers, managing directors or employees in their capacity as such, is under Governmental Investigation with respect to the violation of any applicable Law (including any Health Care Law), Permit or Order and (B) the Company has not been charged with, threatened to be charged with or received notice of any revocation or modification of any Permit or any Law or Order applicable to the Company. Since January 1, 2016, neither the Company, nor any of its officers, directors, managers, managing directors or employees in their capacity as such, has made, or been ordered to make, any payment in respect of any Governmental Damages, and there are no current or outstanding reimbursement audits, recoupment efforts or appeals by any Governmental Authority pending.

(b)    Section 3.14(b) of the Company Disclosure Letter sets forth a complete and accurate list of all material Permits of Governmental Authorities issued to or held by the Company. The Company holds all material Permits of Governmental Authorities that are required for the Company to conduct its businesses, activities and operations as presently conducted. Each such Permit is in full force and effect. Since January 1, 2016, the Company has been and is in material compliance with the terms of each such Permit. To the Knowledge of the Company, no revocation, suspension, cancellation or material adverse modification of any such Permit is threatened. All applications required to have been filed for the renewal of the Permits have been duly filed with the appropriate Governmental Authority, and all other filings required to have been made with respect to the Permits and applicable Laws have been duly made on a timely basis with the appropriate Governmental Authority, except where any failure to have made a filing would not be materially adverse to the Company taken as a whole. Each such Permit will continue in full force and effect immediately following the Effective Time.

Section 3.15.    Compliance with Privacy Laws.

(a)    The Company and any of the Employee Benefit Plans that meet the definition of a “group health plan” under HIPAA (each, a “Group Health Plan”) are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws governing the collection, maintenance, use, processing, disclosure, privacy, protection or security of, and standard transactions related to, Personal Data, including, HIPAA, the Federal Trade Commission Act, the Genetic Information Nondiscrimination Act of 2008 (GINA) and its implementing Regulations (29 C.F.R. § 1635), applicable state health information privacy laws, applicable state data breach notification laws and all applicable international privacy and data security laws, each as amended from time to time, and applicable regulations implemented pursuant to any of the foregoing (collectively, “Applicable Privacy Laws”). Neither the Company, nor to the Company’s Knowledge, its officers, directors, managers, managing directors or employees or any Group Health Plan has received any written notice of, or been charged with, the violation of any Applicable Privacy Laws, and to the Knowledge of the Company, there are no pending investigations of the Company by any Governmental Authority relating to Applicable Privacy Laws, or to the Knowledge of the Company, civil actions against the Company alleging any material violation of Applicable Privacy Laws.

(b)    To the Knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any Claim against or affecting the Company nor any of its officers, directors, managers, managing directors or employees relating to or arising under Applicable Privacy Laws. To the Knowledge of the Company, Personal Data that the Company has shared, or will share, with Parent or any of its Affiliates, or that will be transferred to Parent or any of its Affiliates pursuant to the terms of this Agreement (including indirectly by virtue of the Mergers), has been collected, maintained and used in compliance in all material respects with (i) the requirements of the Applicable Privacy Laws, (ii) the requirements of Contracts to which the Company is a party and (iii) applicable consents or authorizations received from Persons about whom the Personal Data relates (“Data Subject Consents”), where such consents are required by Applicable Privacy Laws. Without limitation to the foregoing, for the past three (3) years, the Company has received and maintained applicable Data Subject Consents that are necessary in order for the Company to use and disclose Personal Data in the manner in which it has used and disclosed that Personal Data. To the Knowledge of the Company, none of (A) the Company’s sharing of Personal Data with Parent or any of its Affiliates, (B) the Company’s transfer of Personal Data to Parent or any its Affiliates pursuant to the terms of this Agreement (including indirectly by virtue of the Mergers) or (C) use of that Personal Data in a manner consistent with the manner in which the Company has used that Personal Data, will breach the Company’s obligations material under Applicable Privacy Laws, Material Contracts to which the Company is a party or applicable Data Subject Consents.

(c)    When required by Applicable Privacy Laws, each Group Health Plan has entered into a Contract that addresses the provisions for “business associate contracts” required by 45 C.F.R. § 164.504(e) or § 164.314(a), as amended, with the applicable third party.

(d)    The Company has implemented reasonable administrative, physical and technical safeguards to protect the confidentiality, integrity and security of Personal Data and computer systems under its control, used or held for use by or on behalf of the Company in connection with the conduct of their businesses (“IT Assets”) against any unauthorized control, use, access, interruption, modification or corruption in material conformance with Applicable Privacy Laws.

(e)    To the Knowledge of the Company, since January 1, 2016, there has been no material data security breach or material unauthorized access, control, use, modification or destruction of any IT Asset, or material unauthorized access, use, acquisition or disclosure of any Personal Data owned, used, stored, or controlled by or on behalf of the Company, including any unauthorized access, use or disclosure of Personal Data that would constitute a breach for which notification to individuals or Governmental Authorities is required under Applicable Privacy Laws or Contracts to which the Company or any Group Health Plan is a party.

Section 3.16.    Medical Device Regulatory and Related Matters.

(a)    To the Knowledge of the Company is, and has been within the last three (3) years, in compliance in all material respects with (i) the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”), 21 U.S.C. § 301 et. seq., (ii) applicable EU Medical Device Directives and any related national legislation of individual EU Member States implementing the provisions of the EU Medical Device Directives into their national laws and (iii) applicable equivalent Laws, including those relating to investigational devices, clinical studies, premarket clearance or approval, device listing, facility registration, good manufacturing practices, informed consent, good clinical practices, good laboratory practices, labeling, promotion, export, recalls, record keeping and filing of reports (the legislation, directives, regulations and other Laws described in the foregoing clauses (i), (ii) and (iii), collectively, “FDA Law and Regulation”).

(b)    Except as set forth on Section 3.16(a) and (b) of the Company Disclosure Letter, none of the Company’s facilities have been inspected by the FDA or a comparable foreign Governmental Authority within the past three (3) years.

(c)    Since January 1, 2016, the Company has not received any written notice or written communication from the FDA or comparable foreign Governmental Authority alleging noncompliance with any applicable FDA Law and Regulation. The Company is not subject to any enforcement proceedings by the FDA or comparable foreign Governmental Authority and, to the Knowledge of the Company, no such proceedings have been threatened. There is no Claim, warning letter, untitled letter, Governmental Investigation or enforcement action pending against the Company. To the Knowledge of the Company, no director, manager, managing director, officer, employee, contract worker or agent of the Company in their capacity as such: (i) has made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority; (ii) has failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, (iii) has committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991), (iv) has been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a or (v) has been convicted of any crime or engaged in any conduct for which such Person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act, as amended, or any similar law or regulation. Since January 1, 2016, the Company has never been and is not now subject to FDA’s Application Integrity Policy or comparable Law enacted by a comparable foreign Governmental Authority. No current director, manager, managing director, officer, employee, contract worker or agent of the Company is listed on an “Exclusion List,” meaning the current (A) HHS/OIG List of Excluded Individuals/Entities (available through the Internet at http://www.oig.hhs.gov), (B) General Services Administration’s System for Award Management (available through the Internet at http://www.sam.gov/SAM/) or (C) FDA Debarment List (available through the Internet at http://www.fda.gov/ora/compliance_ref/debar/).

(d)    The Company has not introduced in commercial distribution or exported outside the U.S. within the past three (3) years any Products that were upon their shipment by the Company adulterated or misbranded in violation of 21 U.S.C. § 331 or comparable foreign Law.

(e)    All preclinical testing and clinical trials conducted by, or on behalf of, the Company were conducted in material compliance with experimental protocols, procedures and controls, accepted professional scientific standards and applicable Laws. The Company has not received any notices, correspondence or other communication from the FDA, the FDA’s Center for Devices and Radiological Health, or any other Governmental Authority requiring the termination or suspension of any clinical trials conducted by, or on behalf of, the Company.

(f)    The Company is, and has been for the past three (3) calendar years, in material compliance with, and each Product regulated as a medical device in current commercial distribution is, to the extent applicable, designed, manufactured, prepared, assembled, packaged, labeled, stored, installed, serviced, exported, distributed and processed in material compliance with, the Quality System Regulation set forth in 21 C.F.R. Part 820 (as may be amended from time to time), or, as applicable, a quality management system that is accepted by a comparable foreign Governmental Authority, including ISO 13485 and ISO 9000 series.

(g)    Section 3.16(g) of the Company Disclosure Letter sets forth a true and complete list of all permits, licenses, registrations, certificates, orders, clearances or other Permits issued under the FD&C Act or foreign equivalent Law (collectively, the “Regulatory Permits”) and held exclusively by the Company. Such listed Regulatory Permits are the only permits (including licenses, registrations, certificates, orders, clearances or approvals) issued under the FD&C Act and foreign equivalent Law that are required for the Company to conduct its business as currently conducted. Since January 1, 2016, the Company has been and is in material compliance with the terms of each such Regulatory Permit. No revocation, suspension, cancellation or material adverse modification of any such Regulatory Permit is threatened and there is no basis for believing that such Regulatory Permit will not be renewable upon expiration. All material applications required to have been filed for the renewal of the Regulatory Permits have been duly filed with the appropriate Governmental Authority, and all other material filings required to have been made with respect to the Regulatory Permits and applicable Laws have been duly made on a timely basis with the appropriate Governmental Authority. Each such Regulatory Permit is currently in full force and effect and will continue in full force and effect immediately following the Effective Time.

(h)    Each of the Company’s facilities is registered with the FDA and each Product is listed with the FDA under the applicable FDA registration and listing regulations for medical devices.

(i)    Since January 1, 2016, the Company has not initiated, participated in or experienced, either voluntarily or at the request of any Governmental Authority, any withdrawal,

removal, recall, field safety corrective action, suspension of a clinical trial or clinical hold as a result of the design, manufacture, ownership, possession, preclinical testing, clinical development, clinical investigation, clinical evaluation, distribution, marketing promotion, sale, provision, implanting or other use of any Products or any services performed, nor are there any pending or, to the Knowledge of the Company, threatened withdrawals, removals, recalls, field safety corrective actions, suspensions of clinical trials, clinical holds or claims with respect to any Products or any services performed for which the Company has or may have a continuing Liability. Since January 1, 2016, no seizures have been made and no adverse regulatory actions have been taken, and there are no pending or, to the Knowledge of the Company, threatened seizures or regulatory actions, by the FDA or any other Governmental Authority with respect to any of the Products, including with respect to any facilities where any of the Products are manufactured, processed, packaged or stored. To the Knowledge of the Company, there are no facts that would reasonably be expected to cause the Company to withdraw, remove, recall, correct or suspend any Products from the market, to issue a field safety notice, or to suspend any clinical trial.

Section 3.17.    Health Care Regulatory and Related Matters.

(a)    To the Knowledge of the Company, the Company is currently and, for the three (3) year period prior to the date of this Agreement has been, operating in compliance, in all material respects, with applicable Health Care Laws and no officer, director, manager, managing director or employee of the Company, or, to the Knowledge of the Company, any other Person, has engaged in any act on behalf of the Company that violates any Health Care Law. “Health Care Laws” shall mean all Laws relating to the development, manufacture, production, assembly, processing, pricing, marketing, promotion, sale, or distribution, coverage or reimbursement of a device, including (i) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a- 7b(b); the Federal civil False Claims Act, 31 U.S.C. §§ 3729-3733; the criminal provisions under HIPAA; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the criminal False Claims Law, 42 U.S.C. §§ 1320a-7b(a), the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; the exclusion authorities, 42 U.S.C. § 1320a-7; the Physician Payment Sunshine Act, 42 U.S.C. § 1320a-7h; Medicare and Medicaid coverage and reimbursement provisions (Titles XVIII and XIX of the Social Security Act); and the applicable requirements of Medicare, Medicaid and other health care programs of other Governmental Authorities, including the Veterans Health Administration and U.S. Department of Defense health care and contracting programs, each as amended, and any regulations promulgated thereunder; and (ii) any applicable comparable foreign, local, state or federal health care Laws, including §§ 299, 299a/b and 331 et seq. of the German Criminal Code (Strafgesetzbuch), the German Act on Advertising in the Health Care Sector (Heilmittelwerbegesetz), the German Act against Unfair Competition (Gesetz gegen den unlauteren Wettbewerb), and § 128 of the German Social Code V (Sozialgesetzbuch V), each as amended, and the applicable regulations promulgated thereunder.

(b)    To the Knowledge of the Company, Contracts, participations in the Company, and other business relationships with potential customers, prescribers or other sources of orders or referrals, including consulting, speaker, development, sponsorship, grant and royalty agreements with, and training events for, physicians, other health care professionals or providers, governmental representatives or health care organizations, comply in all material respects with all Health Care Laws.

(c)    Since January 1, 2016, none of the Company, nor to the Knowledge of the Company, any of its employees, officers, directors, managers or managing directors has received written notice or other communication from a Governmental Authority or other Person that alleges that the Company (or such employee, officer, director, manager or managing director) is in violation of any Health Care Law.

(d)    Since January 1, 2016, the Company has not (i) received any subpoena, civil investigative demand or formal request for documents, or, (ii) to the Knowledge of the Company, been the subject of a Governmental Investigation, in connection with any violation of, or any suspected or alleged violation of, any Health Care Law. To the Knowledge of the Company, no Governmental Investigation with respect to the Company is pending or threatened.

(e)    None of the Company, or any of its officers, directors, managers, managing directors or employees is excluded from any federal health care program as that term is defined by 42 U.S.C. § 1320a-7b(f) or is debarred, restricted or prohibited from participation in any health care, procurement or nonprocurement program or reimbursement system authorized, funded, administered or sponsored by any Governmental Authority. Since January 1, 2016, neither the Company, nor to the Knowledge of the Company, any of its officers, directors, managers, managing directors or employees (i) has been convicted of any conduct that would reasonably be expected to result in exclusion from any federal health care program or debarment or (ii) has otherwise been convicted of engaging in any activities that would reasonably be expected to provide cause for civil, criminal or administrative penalties or sanctions or mandatory or permissive exclusion under applicable Health Care Laws.

(f)    Since January 1, 2016, there have not been and, to the Knowledge of the Company, currently are no actions (including enforcement, criminal, regulatory or administrative proceedings), audits (outside the Ordinary Course of Business) or recoupment by or before any Governmental Authority alleging a violation of Health Care Laws by the Company, or any of its employees, officers, directors, managers or managing directors. The Company is not a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, deferred prosecution agreement, non-prosecution agreement or similar agreement with or imposed by any Governmental Authority.

(g)    To the Knowledge of the Company, material documents, reports and notices required to be maintained or filed with any Governmental Authority by the Company with respect Health Care Laws have been so maintained or filed on a timely basis, and were complete and accurate in all material respects as of the date of filing. To the Knowledge of the Company, no such filing with any Governmental Authority contains any statement or information that, as of the date such filing was made, was (expressly or due to omission of material information) materially false or misleading.

Section 3.18.    Trade Compliance Matters.

(a)    To the Knowledge of the Company, the Company is, and during the past three (3) years has been, in compliance in all material respects with all applicable export control and economic sanctions laws and regulations of the United States (collectively, the “Trade Control Laws”), including the U.S. Export Administration Regulations (“EAR”) (15 C.F.R. Part

730 et seq.), the EAR’s rules on Restrictive Trade Practices or Boycotts (15 C.F.R. Part 760, the so-called “Anti-Boycott Regulations”), the Arms Export Control Act and the International Traffic in Arms Regulations (22 C.F.R. Part 120 et seq.) and the economic sanctions laws and regulations implemented under statutory authority or Presidential Executive Orders and administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (31 C.F.R. Part 500 et seq.; collectively, the “OFAC Regulations”).

(b)    During the past three (3) years, the Company has obtained from the relevant government agencies all required licenses and other material consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, and classifications required for the sale, supply, export, transfer and import of hardware, software, technology and services in accordance with applicable Trade Control Laws.

(c)    Neither the Company, nor, to the Knowledge of the Company, any of its officers, directors, managers, managing directors, employees or agents, appear on applicable restricted-party lists maintained by the Office of Foreign Assets Control or the Bureau of Industry and Security, including the Specially Designated Nationals and Blocked Persons List, Denied Persons List, Unverified List, and Entity List (collectively, “Restricted Parties”).

(d)    The Company (i) does not and has not in the past three (3) years had any transactions with, accounts receivable from or accounts payable to, (ii) is not and in the past three (3) years has not been, a party to or a beneficiary under any Contract with or (iii) is not and in the past three (3) years has not been, engaged in any other activities directly or indirectly with or involving, in each case of the foregoing clauses (i), (ii) and (iii), Cuba, Iran, North Korea, Sudan, Syria, Crimea, or any Restricted Party.

(e)    At no time during the past three (3) years has the Company (i) been cited or fined for failure to comply with Trade Control Laws, and no charge, proceeding or, to the Knowledge of the Company, investigation, complaint, or inquiry by any Governmental Authority with respect to any alleged non-compliance with Trade Control Laws by the Company is pending or, to the Knowledge of the Company, has been asserted or threatened with respect to the Company or (ii) made any disclosures (voluntary or otherwise) to any relevant governmental agency with respect to any potential violation or liability of the Company arising under or relating to any Trade Control Laws.

Section 3.19.    Anti-Money Laundering. The operations of the Company are, and during the past three (3) years have been, conducted in compliance in all material respects with all anti-money laundering Laws and all applicable financial record keeping and reporting requirements, rules, regulations applicable to the Company (collectively, “Money Laundering Laws”) and no Claim by or before any Governmental Authority involving the Company with respect to Money Laundering Laws is pending and, to the Knowledge of the Company, no such Claims are threatened or contemplated.

Section 3.20. Ethical Practices.

(a)    Neither the Company, nor to the Knowledge of the Company any of its directors, managers, managing directors, officers, employees, agents, contract workers or representatives, in each case acting for or on behalf of (or, to the Knowledge of the Company, purporting to act for or on behalf of) the Company, directly or indirectly, has:

(i)    violated or is in violation of any provision of any Improper Payment Law;

(ii)    (A) made, given, undertaken, caused to be made or given, offered to make or give, promised to make or give, or authorized, ratified or facilitated the making or giving of any bribe, rebate, payoff, influence payment, facilitation payment, kickback or other payment or gift of money or any other thing of value to any Person or (B) given, caused to be given, offered to give, promised to give, or authorized, ratified or facilitated the giving of any political contribution or charitable contribution, or any advantage, to any Person, in each case of the foregoing clauses (A) and (B), (x) in violation of, or that is prohibited under, any Improper Payment Law or (y) otherwise for the purpose of influencing any act or decision of such payee in his official capacity, inducing such payee to do or omit to do any act in violation of his lawful duty, securing any improper advantage, inducing such payee to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality or to secure any improper advantage, or inducing such payee to enter into a commercial arrangement in violation of applicable Law;

(iii)    requested or received any payment, gift, political contribution, charitable contribution or other thing of value or advantage in violation of, or that is prohibited under, any Improper Payment Law;

(iv)    (A) been subject to, or received notice with respect to, any actual, pending or, to the Knowledge of the Company, threatened or reasonably anticipated civil, criminal or administrative Claim with respect to any matter or conduct of the type described in the foregoing clause (i), (ii) or (iii), (B) been subject to, or received notice of, any allegation of (x) any violation of, or conduct violative of, any Improper Payment Law or (y) any matter or conduct of the type described in the foregoing clause (i), (ii) or (iii) or (C) made any voluntary disclosure to any Governmental Authority with respect to any matter or conduct of the type described in the foregoing clause (i), (ii) or (iii); or

(v)    established or maintained a secret or unrecorded fund (or made any promise or undertaking in such regard).

(b)    There have been no false or fictitious entries made in the books or records of the Company relating to (i) any secret or unrecorded fund or (ii) any unlawful payment, gift, political contribution, charitable contribution or other thing of value or advantage (including any payment, gift, political contribution, charitable contribution or other thing of value or advantage of the type described in Section 3.20(a)(ii) or Section 3.20(a)(iii)).

(c)    For the avoidance of doubt, any reference to “other thing of value” in this Section 3.20 includes meals, entertainment, travel and lodging, and any reference to “representatives” of the Company in this Section 3.20 includes distributors, sales agents, third-party representatives, commercial intermediaries, partners and joint venturers.

Section 3.21.    Customers and Suppliers. Section 3.21 of the Company Disclosure Letter lists:

(a)    the names of (i) the twenty (20) most significant customers of the Company (measured by dollar volume of sales by the Company to such customers) for the period from January 1, 2018 through December 31, 2018 (“Significant Customers”), (ii) the ten (10) most significant suppliers from which the Company of the Company purchased materials, supplies, services or other goods (measured by dollar volume of purchases by the Company from such suppliers) for the period from January 1, 2018 through December 31, 2018 and (iii) each sole source supplier of the Company for which a commercially reasonable alternative is not available (such suppliers in clauses (ii) and (iii) are collectively referred to as “Significant Suppliers”), and the amount for which each such Significant Supplier invoiced the Company during such period.

(b)    The Company has not received any written or, to the Knowledge of the Company, oral notice that (i) any Significant Customer has ceased or will cease to purchase or use the Products, equipment, goods or services of the Company or has substantially reduced or will substantially reduce the purchase or use of such Products, equipment, goods or services, (ii) that any Significant Customer will return any of the Products, equipment or goods of the Company that it has purchased from the Company, (iii) that any Significant Supplier has ceased or will cease to supply materials, supplies, services or other goods to the Company after the date hereof on terms and conditions similar in all material respects to those imposed on current sales to the Company or (iv) that any Company distributor has ceased or will cease to purchase, sell or use the Products, equipment, goods or services of the Company or has substantially reduced or will substantially reduce the purchase, sale or use of such Products, equipment, goods or services.

(c)    The Company has not received any written or, to the Knowledge of the Company, oral notice that any clinical trial site participating in the aMAZE IDE Clinical Trial has ceased enrolling participants, become inactive in the aMAZE IDE Clinical Trial or will cease to enroll participants or cease to remain active in the aMAZE IDE Clinical Trial or has substantially reduced or will substantially reduce its activity in the aMAZE IDE Clinical Trial.

Section 3.22.    Inventory. All items included in the inventories of the Company consist of items of a quality usable or saleable in the Ordinary Course of Business consistent with past practice (except for obsolete or damaged items that have been written off or for which adequate reserves have been established in the Financial Statements) and are in quantities sufficient for the normal operation of the business in accordance with past practice. All of the inventories are owned by the Company free and clear of all Liens (other than Permitted Liens).

Section 3.23.    Product Liability; Product Warranty. The Company has Made Available to Parent a copy of the standard warranties still in effect or currently offered by the Company. Except as set forth in Section 3.23 of the Company Disclosure Letter, all Products and services sold, provided or delivered within the last three (3) years by the Company were designed, manufactured, prepared, assembled, packaged, labeled, sterilized, stored, serviced and processed in compliance, in all material respects, with applicable Law, applicable contractual commitments, Product and service specifications and quality standards, and, to the Knowledge of the Company, other than as reserved for in the Ordinary Course of Business, the Company has no Liability for replacement or repair thereof or other damages in connection therewith. Except as set forth in Section 3.23 of the Company Disclosure Letter, no Product or service sold, provided or delivered by the Company to customers on or prior to the Closing is subject to any guaranty, warranty (other than warranties imposed by law) or other indemnity beyond the applicable standard terms and conditions of sale. Except as set forth in Section 3.23 of the Company Disclosure Letter, there are no actual or, to the Knowledge of the Company, threatened Claims arising out of any injury to a Person or property as a result of the ownership, design, manufacture, possession, provision, clinical development, distribution, marketing, promotion, sale, implanting, or other use of any equipment, Product or service sold, provided or delivered by the Company on or prior to the Closing. All material Claims (including those relating to clinical trials) against or involving or, to the Knowledge of the Company, threatened against the Company that are pending or were asserted within the last three (3) years and that relate in any way to one or more Products, whether covered by insurance or not and whether litigation has resulted or not, are listed and summarized in Section 3.23 of the Company Disclosure Letter. All Claims (including those relating to clinical trials) against or involving or, to the Knowledge of the Company, threatened against the Company that are pending or were asserted within the last three (3) years and that relate in any way to one or more Products, whether covered by insurance or not and whether litigation has resulted or not, are listed and summarized in Section 3.23 of the Company Disclosure Letter. Except as set forth in Section 3.23 of the Company Disclosure Letter, within the last three (3) years, no allegation has been asserted in writing that any of the Products contains a design defect or a manufacturing defect.

Section 3.24.    Labor and Employment.

(a)    Section 3.24(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the job titles; date of hire; work location (city and state); current annual base salaries or hourly wages; any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); Fair Labor Standards Act classification (i.e., exempt or non-exempt) and status (i.e., active or inactive and if inactive, the type of leave and, if known, estimated duration) of the employees of the Company. Except as provided on Section 3.24(a) of the Company Disclosure Letter, all employees are employed “at-will” and are not entitled to severance pay or other compensation (except accrued salary and benefits) upon termination of employment or the Closing of the Transactions.

(b)    Except as disclosed on Section 3.24(b) of the Company Disclosure Letter, the Company is not and has never been a party to any collective bargaining or similar agreement with any labor union or organization, nor are any of its employees or independent contractors represented by any labor union. Since January 1, 2016, no union or other labor organization has sought to represent employees or independent contractors of the Company or filed a petition for representation. Except as disclosed in Section 3.24(b) of the Company Disclosure Letter, there is no pending, or to the Company’s Knowledge, threatened, labor dispute, work slowdown, work stoppage, strike, or lockout involving the Company.

(c)    Except as disclosed in Section 3.24(b) of the Company Disclosure Letter, of the Company Disclosure Letter, since January 1, 2016: (i) there has been no Legal Proceeding related to any current or former employee of the Company related to a breach or default of any restrictive covenant, non-compete agreement, non-solicitation agreement, confidentiality or non-disclosure agreement with the Company or with any other Person as a result of the employee’s performance of services for the Company and (ii) to the Company’s Knowledge, no employee of the Company is in breach or default of any restrictive covenant, non-compete agreement, non-solicitation agreement, confidentiality or non-disclosure agreement with the Company or with any other Person as a result of the employee’s performance of services for the Company, and the Company has not hired any employee in violation of any restrictive covenant, non-compete agreement, non-solicitation agreement, or confidentiality or non-disclosure agreement to which such employee is a party.

(d)    Except as disclosed in Section 3.24(d) of the Company Disclosure Letter, no Person not affiliated or associated with the Company has claimed or, to the Company’s Knowledge, has reason to claim that any Person affiliated or associated with the Company: (i) is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement or any restrictive covenant with such non-affiliated Person; (ii) has disclosed or utilized any Trade Secret or proprietary information or documentation of such non-affiliated Person; or (iii) has interfered in the employment relationship between such non-affiliated Person and any of its present or former employees. To the Knowledge of the Company, no Company Associate has used or proposed to use any Trade Secret, information or documentation proprietary to any former employer or violated any confidential relationship with any Person in connection with the development, manufacture or sale of any product or proposed product, or the development or sale of any service or proposed service, of the Company. Each Company Associate has successfully passed all industry standard background checks and all other verification required, expressly or impliedly, by any Company Contract or applicable industry standard, certification or accreditation requirement, or other license, registration or membership requirements.

(e)    Neither the Company and, to the Knowledge of the Company, no employee or other Representative of the Company, has committed or engaged in any unfair labor practice in connection with the conduct of the Business. No proceeding, claim, charge, complaint or audit or, to the Company’s Knowledge, investigation by a Governmental Authority against the Company has been instituted since January 1, 2016, is pending or, to the Knowledge of the Company, has been threatened or is reasonably anticipated relating to any employment or labor matters involving any Company employee or independent contractor, including but not limited to matters related to unfair labor practices, misclassification (with respect to classification under the Fair Labor Standards Act or classification as an independent contractor), wage payment, overtime or unpaid breaks, paid leave, employee safety, wrongful termination, discrimination, harassment or retaliation. The Company is and has at all times been in compliance with all applicable Laws relating to the employment of labor and engagement of independent contractors, including all such Laws relating to employment discrimination, harassment, civil rights, equal pay, labor relations, safety and health, workers’ compensation, payment of wages, hours and overtime, paid breaks, paid leave, misclassification (with respect to classification under the Fair Labor Standards Act or classification as an independent contractor), tax contributions, severance pay, the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local “mass layoff” or “plant closing” Laws (collectively, “WARN”), collective bargaining, collection and payment of tax withholding or social security taxes and any similar tax, leaves of absence, paid sick leave, paid time off, immigration, employee benefits, and affirmative action. Each current employee and independent contractor of the Company is lawfully authorized to work in the jurisdiction in which he or she is employed. The Company fully and accurately completes I-9 Forms for each employee and retains them in accordance with applicable Laws.

(f)    WARN Act, Notice and Consultation. The Company has not had any plant closing, mass layoff or other termination of any Company employee or independent contractor that has imposed or would impose any obligation or other Liability upon the Company, Parent or any of Parent’s Affiliates under WARN. Neither the Company nor Parent or any of its Affiliates has or will become subject to any obligation under applicable Laws or otherwise to notify or consult with, prior to or after the Effective Time, any employee, Governmental Authority or other Person with respect to the impact of the Transactions on the employment of any of the Company’s employees or engagement of any of the Company’s independent contractors or the compensation or benefits provided to any of the Company’s employees or independent contractors. The Company is not a party to any Contract or arrangement or subject to any requirement that in any manner restricts the Company from relocating, consolidating, merging or closing any portion of the Business.

(g)    Misclassification. Set forth in Section 3.24(g) of the Company Disclosure Letter is a list of all independent contractors who have provided services to the Company since January 1, 2016, with their dates of engagement, work locations, type of services provided, compensation received each year, and whether they entered into an independent contractor agreement with the Company. The Company has properly classified and treated its current and former independent contractors as non-employees and is not in violation of any applicable Laws concerning classification or retention of independent contractors. Except as set forth in Section 3.24(g) of the Company Disclosure Letter, no independent contractor is eligible to participate in any Company Benefit Plan. The Company has never had any temporary or leased employees who were not treated and accounted for in all respects as employees of the Company. The employees of the Company are correctly classified as either exempt or non-exempt employees under the applicable Laws of all jurisdictions in which the Company maintains employment relationships. The Company maintains accurate and complete records of all overtime hours worked by each employee eligible for overtime compensation and compensates all employees in accordance with the requirements of the Fair Labor Standards Act and the applicable Laws of all jurisdictions in which the Company maintains employees.

Section 3.25.    Employee Benefit Plans.

(a)    Section 3.25(a) of the Company Disclosure Letter lists each material Company Benefit Plan. With respect to each Company Benefit Plan, the Company has Made Available, to the extent applicable, accurate and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent actuarial report, if any, copies of the most recently filed Form 5500 Annual Report and non-discrimination testing results for the last two years, all related trust agreements and funding agreements associated with such Company Benefit Plan, all insurance policies, all material Contracts currently in force with third-party administrators, actuaries, investment managers, consultants, and other service providers, and all material notices within the last six (6) years to or from the IRS or any office or representative of the Department of Labor or other applicable Governmental Authority relating to any unresolved compliance issues in respect of any such Company Benefit Plan.

(b)    Neither the Company nor any of its ERISA Affiliates has ever contributed or has been obligated to contribute to, or has had any Liability in respect of, any “employee pension plans” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan” as defined in Section 3(37) of ERISA, or any multiemployer welfare arrangement (as defined in Section 3(40) of the Code). None of the Company Benefit Plans provide for post-employment life or health insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under Section 4980B of the Code or other similar state statute of a state of the United States, and at the sole expense of the participant or the participant’s beneficiary.

(c)    Each Company Benefit Plan (and each related trust, insurance contract or fund) has been administered, funded and operated in all material respects in accordance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the Code and all other applicable Laws.

(d)    All required reports, descriptions and disclosures have been filed or distributed in accordance in all material respects with applicable Laws with respect to each Company Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met in all material respects with respect to each Company Benefit Plan that is a Group Health Plan subject to ERISA.

(e)    All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Company Benefit Plan (or related trust or held in the general assets of the Company and accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Company Benefit Plan (or related trust) or accrued in accordance with GAAP or other local law accounting requirements. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Company Benefit Plan that is an Employee Welfare Benefit Plan.

(f)    Each Company Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods. No such determination letter or advisory letter has been revoked, no Governmental Authority has threatened to revoke any such determination letter or advisory letter.

(g)    Neither the Company nor, to the Knowledge of the Company, any employee or Representative of the Company, has made any oral or written representation or commitment with respect to any aspect of any Company Benefit Plan that is not in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plan.

(h)    There are no unresolved claims, proceedings, audits, investigations or other Legal Proceedings, or disputes, under the terms of, or otherwise relating to or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced, or, to the Knowledge of the Company, will or would reasonably be expected to be commenced, with respect to any such claim, proceeding, audit, investigation, Legal Proceeding or dispute.

(i)    With respect to each Company Benefit Plan:

(i)    there have been no “prohibited transactions” with respect to any such Company Benefit Plan that would subject the Company to a material Tax or penalty imposed pursuant to Section 4975 of the Code or Section 502(c), (i) or (l) of ERISA; and

(ii)    the Company (by way of indemnification, directly or otherwise) does not have and, to the Knowledge of the Company, no fiduciary has, any material Liability for breach of fiduciary duty or any failure to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan.

(j)    Neither the execution and delivery of this Agreement or any other Transaction Document nor the consummation of any of the Transactions could (alone or in combination with one or more events or circumstances): (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Company Associate, (ii) increase any compensation or benefits otherwise payable by the Company, (iii) result in the acceleration of the time of payment, funding or vesting of any such compensation or benefits, (iv) require any contributions or payments to fund any obligations under any Company Benefit Plan, (v) result in forgiveness of indebtedness of any Company Associate or (vi) create any limitation or restriction on the right of the Company to merge, amend or terminate any Company Benefit Plan. Without limiting the generality of the foregoing, no amount paid or payable in connection with any of the Transactions (either solely as a result thereof or as a result of any of the Transactions in conjunction with any other event) could be a Section 280G Payment.

(k)    Each Company Benefit Plan that is subject to Section 409A(a) of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A(a) of the Code and applicable guidance thereunder. The Company is not a party to, or otherwise obligated under, any Contract, plan or arrangement that provides for a “gross-up,” make-whole or similar payment in respect of any Tax that may become payable under Section 409A or Section 4999 of the Code.

Section 3.26.    Broker. Except as disclosed on Section 3.26 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.27.    Insurance. Section 3.27 of the Company Disclosure Letter discloses a true, correct, and complete list of the insurance policies which cover the Assets and operations of the Company, in each case setting forth the policy number and type of coverage, maintained on its respective Assets, and with respect to its employees and the Business. All such insurance policies are in full force and effect. The Company has not received any written notice of cancellation of, material premium increase with respect to, or material alteration of coverage under, any of such insurance policies. No such insurance policy has been subject to any lapse in coverage. Except as set forth on Section 3.27 of the Company Disclosure Letter, there are no claims related to the Business of the Company pending under any such insurance policies as to which coverage has been denied or disputed in writing or in respect of which there is an outstanding reservation of rights. The Company is not in payment default under, and has not otherwise failed to comply with any provision contained in any such insurance policy. The insurance policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound.

Section 3.28.    Absence of Certain Changes or Events. Since the Interim Balance Sheet Date, no Company Material Adverse Effect has occurred. Except as contemplated or permitted by, or as a consequence of, this Agreement, since the Interim Balance Sheet Date, the Company has conducted the Business in the Ordinary Course. Without limiting the generality of the foregoing, except as set forth on Section 3.28 of the Company Disclosure Letter, since the Interim Balance Sheet Date, the Company has not:(a) amended the charter, by-laws or other Organizational Documents of the Company;

(b)    granted any Lien (other than a Permitted Lien) upon any of its material Assets;

(c)    sold, transferred, licensed or leased any of its material Assets, except in the Ordinary Course of Business;

(d)    sold, assigned, granted or otherwise transferred or disposed of rights under any of its Intellectual Property, or, except in the Ordinary Course of Business, abandoned, cancelled or otherwise failed to maintain any such rights;

(e)    declared or paid dividends on or distributions in respect of its equity interests or directly or indirectly redeemed, purchased or otherwise acquired its equity interests;

(f)    issued, sold or otherwise disposed of any of its capital stock, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(g)    made any material change in the accounting principles, methods, or practices followed by it or depreciation or amortization policies or rates theretofore adopted;

(h)    incurred, assumed or guaranteed any Indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the Ordinary Course of Business consistent with past practice;

(i)    other than in the Ordinary Course of Business, entered into, amended or terminated any Material Contract;

(j)    sustained any damage, destruction or loss (whether or not covered by insurance) in excess of $50,000;

(k)    other than in the Ordinary Course of Business, established, adopted, amended or terminated any Company Benefit Plan, labor agreement or employment agreement affecting any current employee, independent contractor or consultant of the Company;

(l)    hired any employee with an annual base salary in excess of $200,000;

(m)    (i) granted any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Laws, (ii) changed the terms of employment for any employee or any termination of any employees or (iii) taken any action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(n)    except as required by applicable Laws, (i) settled or compromised any claim, controversy or Legal Proceeding relating to a material amount of Taxes, (ii) made any change to any of its material Tax elections or methods of Tax accounting, (iii) amended or refiled any previously filed material Tax Return or (iv) entered into or terminated any material agreements with a Taxing Authority; or

(o)    entered into any contract to do any of the foregoing, or taken any action or omission that obligated itself to do any of the foregoing.

Section 3.29.    Tax Matters.

(a) (i) all Tax Returns required to be filed by or with respect to the Company have been duly and timely filed with the appropriate Taxing Authority, (ii) all items of income, gain, loss, deduction and credit or other items (“Tax Items”) required to be included in each such Tax Return have been so included and all such Tax Items and any other information provided in each such Tax Return is accurate and complete, (iii) all Taxes owed by the Company or for which the Company is liable that are or have become due have been timely paid in full, (iv) the Company will have no liability for any Taxes relating to any Tax period ending on (and including) the Closing Date, the portion of any Tax period that includes (but does not end on) the Closing Date or any Tax period ending prior to the Closing Date for which Tax Returns are not yet due, other than those Taxes to be taken into account in the Closing Working Capital Amount, (v) no penalty, interest or other charge is or will become due with respect to the late filing of any Tax Return or late payment of any Tax, (vi) all material Tax withholding and deposit requirements imposed on or with respect to the Company have been satisfied in full and (vii) there are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax other than those described in clause (a) of the definition of Permitted Liens. In the case of a Tax period that does not end on the Closing Date in Section 3.29(a)(iv), the amount of any Taxes based on or measured by income, receipts, payroll or similar Taxes of the Company for the Tax period (or portion thereof) ending on (and including) the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Tax period that includes but does not end on the Closing Date that relates to the portion of the Tax period that includes the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date, and the denominator of which is the number of days in such taxable period.

(b)    Tax Returns. Section 3.29(b) of the Company Disclosure Letter: (i) lists all federal, state, local and foreign income Tax Returns filed with respect to the Company for the six (6) taxable years ending prior to the Closing Date, (ii) indicates those Tax Returns that are currently the subject of audit and (iii) indicates those Tax Returns whose audits have been closed. The Company has Made Available copies of all income Tax Returns and other material Tax Returns filed by the Company during the past six (6) years and all material correspondence to the Company from, or from the Company to, a Taxing Authority relating thereto.

(c)    Claims; Proceedings. No assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Tax Return of or with respect to the Company, other than those disclosed (and to which are attached accurate and complete copies of all correspondence to or from the relevant Taxing Authority pertaining thereto) in Section 3.29(c) of the Company Disclosure Letter. No Tax audits or administrative or judicial proceedings are being conducted, are pending or have been threatened in writing with respect to the Company, other than those disclosed (and to which are attached accurate and complete copies of all correspondence to or from the relevant Taxing Authority pertaining thereto) in Section 3.29(c) of the Company Disclosure Letter. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation in that jurisdiction.

(d)    Extensions. There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company.

(e)    Tax Sharing. The Company is not a party to or bound by any Tax allocation, sharing or indemnity agreement or arrangement, other than commercial agreements entered into in the Ordinary Course of Business, the principal purpose of which is not related to Taxes.

(f)    Investments, Etc. None of the property of the Company is held in an arrangement that is classified as a partnership for U.S. federal income Tax purposes. The Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code) or other Entity the income of which is or could be required to be included in the income of the Company.

(g)    Income. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local, or foreign Laws), (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Laws) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Laws under Code Section 1502 (or any corresponding or similar provision of state, local or foreign Laws), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or economically realized on or prior to the Closing Date outside Ordinary Course of Business or (vi) adjustments pursuant to Code Section 263A (or any comparable provision under state, local, or foreign Tax Laws).

(h)    Group Liability. The Company does not have any Liability for the Taxes of any Person under Treasury Laws Section 1.1502-6 (or any corresponding provisions of state, local or foreign Laws), or as a transferee or successor, or by Contract, assumption or otherwise. The Company is not, and the Company has not ever been, a member of an affiliated, consolidated, combined or unitary group filing for federal or state income Tax purposes, other than a group the common parent of which was and is the Company.

(i)    Tax Agreements. The Company has not entered into any Contract or arrangement with any Taxing Authority that requires the Company to take any action or to refrain from taking any action. The Company is not a party to any Contract with any Taxing Authority that would be terminated or adversely affected as a result of the Transactions.

(j)    Tax Shelters, Etc. The Company has not participated, within the meaning of Treasury Laws Section 1.6011-4(c), in: (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Laws thereunder, (ii) any “tax shelter” or “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Laws thereunder or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Laws thereunder. The Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign Laws).

(k)    Escheat. There is no material property or obligation of the Company, including uncashed checks to vendors, customers, or employees, non-refunded overpayments or unclaimed subscription balances, that is escheatable to any state or municipality under any applicable escheatment laws, as of the date hereof or that may at any time after the date hereof become escheatable to any state or municipality under any applicable escheatment Laws.

(l)    Transfer Pricing, Etc. The Company is not subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having a permanent establishment, fixed place of business, or otherwise. All payments by or to the Company materially comply with all applicable transfer pricing requirements imposed by any Taxing Authority, and the Company has Made Available accurate and complete copies of all transfer pricing documentation prepared pursuant to Treasury Law Section 1.6662-6 (or any similar foreign statutory, regulatory, or administrative provision) by or with respect to the Company during the past six (6) years.

(m)    Exemptions. The Company is not a party to any Tax exemption, Tax holiday or other Tax reduction agreement or Order of a Taxing Authority.

(n)    Tax Liabilities. The provisions for Taxes set forth on the balance sheets included in the Financial Statements have been made in accordance with GAAP, as of the respective dates thereof.

(o)    Distributions. The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code: (i) in the two (2) years prior to the Closing Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(p)    FIRPTA. The Company is not and has never been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(q)    Partnerships, Etc. The Company is not and has never been treated as a partnership and the Company is not disregarded as an entity separate from its owner, in each case, for U.S. federal income Tax purposes.

(r)    Boycott. The Company has not participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code.

(s)    Gain Recognition. Company is not a party to any gain recognition agreement under Section 367 of the Code.

Section 3.30.    Real Property.

(a)    The Company does not own any Real Property.

(b)    Section 3.30(b) of the Company Disclosure Letter discloses a correct and complete list of (i) all Real Property Leases relating to all Real Property leased by the Company, including all modifications, extensions, amendments and assignments thereof (the “Leased Real Property”) and (ii) the Leased Real Property. Copies of the Real Property Leases have been Made Available to Parent. The Real Property Leases Made Available to Parent pursuant to this Section 3.30(b) are, as of the date of their delivery, accurate and complete in all material respects. The Company has good and valid leasehold interest in the Leased Real Property, free and clear of all Liens, except Permitted Liens. Each such Real Property Lease is a legal, valid and binding obligation, enforceable in accordance with its terms, of the Company and, to the Knowledge of the Company, the other parties thereto, except as such enforceability may be limited by the General Enforceability Exceptions. Each such Real Property Lease is in full force and effect in accordance with its terms, and all rents and additional rents due to date from the Company pursuant to each Real Property Lease have been paid. The Company has not assigned or licensed any or all of its interest under any Real Property Lease or subleased or sublet any part of the Leased Real Property or permitted any other Person to occupy the Leased Real Property (whether pursuant to a formal or informal arrangement, and whether or not for consideration), and the Company has not received written notice of any default (with or without notice or lapse of time or both) with respect to any Real Property Lease. There exists no default by the Company or, to the Knowledge of the Company, by any other party under any Real Property Lease. The Company is not obligated under or bound by any option, right of first refusal, purchase contract, or other Contract to sell or otherwise dispose of any interest in any Leased Real Property. The Leased Real Property and the improvements located thereon are (i) suitable and sufficient to permit the continued conduct of the Company’s business as presently conducted and (ii) to the Knowledge of the Company, in good working order (reasonable wear and tear excepted). The Company has not received any written notice that the Leased Real Property is not in compliance with any applicable Laws.

(c)    The Company has not received any written notice within the past twenty-four (24) months of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Leased Real Property. To the Knowledge of the Company, the Company has received all zoning approvals, to the extent required.

(d)    The Leased Real Property and the operation thereof by the Company comply in all material respects with all applicable Laws and any restrictive covenants applicable to the Leased Real Property. The Company has not received any written notice from any Governmental Authority of any violations of any Law affecting any portion of the Leased Real Property.

Section 3.31.    Takeover Statutes. The Company Board has taken all necessary actions such that the restrictions on business combinations set forth in Section 203 of the DGCL and any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law enacted under state or federal Laws in the United States applicable to the Company (each, a “Takeover Statute”) will not be applicable to the Company in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, and no such Takeover Statute is applicable to this Agreement, the Mergers or the other transactions contemplated hereby. The Company does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect.

Section 3.32.    Corporate Records. Section 3.32 of the Company Disclosure Letter contains a true and complete list of all bank accounts and safe deposit boxes of the Company and the names of Persons having signature authority with respect thereto or access thereto. The books and records of the Company are true and complete in all material respects and have been maintained in accordance with sound business practices.

Section 3.33.    Government Grants and Incentives. Section 3.33 of the Company Disclosure Letter provides a complete list of all pending and outstanding grants, incentives, benefits, qualifications and subsidies from any Governmental Authority, granted to Company within the last two (2) years (collectively, “Government Grants”). The Company does not have any Liability whatsoever with respect to royalties or other payments relating to, arising out of or in connection with such Government Grants. The Company is in material compliance with all of the terms, conditions and requirements of the Government Grants. Neither Company nor any of its agents, contractors, vendors, licensors or otherwise has developed any Scheduled Company Intellectual Property or other Intellectual Property owned by the Company through the application of any financing made available by any Government Grants, and no Scheduled Company Intellectual Property or other Intellectual Property owned by the Company is subject to any assignment, grant-back, license or other right of any Governmental Authority as a result of any Government Grants.

Section 3.34.    Health Care Professionals. To the Knowledge of the Company, none of Company Securityholders owning at least one percent (1%) of the Company Capital Stock outstanding immediately prior to the Effective Time is a Health Care Professional. “Health Care Professional” means any Person that is licensed or otherwise authorized by Law to provide health care directly to individuals, or an officer, employee, agent or contractor of such Person acting in the course and scope of his or her employment, agency or contract related to or in support of the provision of health care directly to individuals.

Section 3.35.    Affiliated Transactions. Except as set forth on Section 3.35 of the Company Disclosure Letter, no officer, director, Company Securityholder or Affiliate of the Company is a party to any agreement, Contract, commitment or transaction with the Company or has any interest in any property used by the Company.

Section 3.36.    Exclusivity of Representations. The representations and warranties made by the Company in this Article 3 are in lieu of and are exclusive of all other representations and warranties, including any implied warranties. The Company disclaims any such other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent or its respective Representatives of any documentation or other information (including any pro forma financial information, supplemental data or financial projections or other forward-looking statements).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Parent, Merger Sub 1 and the Merger Sub 2 hereby represent and warrant to the Company as of the date hereof as follows:

Section 4.1.    Due Organization; Good Standing; Corporate Power. Each of Parent, Merger Sub 1 and Merger Sub 2 is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and with the requisite power and authority to conduct the Business as it is currently being conducted and to own, lease or license, as applicable, its Assets. Parent has delivered to the Company true, correct and complete copies of the Organizational Documents of Parent, Merger Sub 1 and Merger Sub 2, each as in effect on the date of this Agreement.

Section 4.2.    Capitalization.

(a)    (i) Parent is authorized to issue 90,000,000 shares of Parent Common Stock, of which 38,793,503 are issued and outstanding as of the date hereof. Parent has no other authorized, issued or outstanding shares of capital stock. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued, and are fully paid and non-assessable.

(b)    No shares of capital stock of Parent are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable Laws). As of the date hereof, equity instruments to purchase 1,688,255 shares of Parent Common Stock are available pursuant to the Amended and Restated AtriCure, Inc. 2014 Stock Incentive Plan and 3,553,709 equity instruments to purchase shares of Parent Common Stock are issued and outstanding pursuant thereto. Except as set forth in the Parent Reports and as issued in accordance with the terms of the plans described in the Parent Reports, there are no outstanding or authorized options, warrants, convertible securities or other similar rights or agreements relating to the equity securities of Parent or obligating Parent to issue or sell any equity securities of Parent. All of the shares of capital stock of Parent are not subject to any preemptive rights created by statute, the Organizational Documents of Parent or any agreement to which Parent is a party, and all such shares are free of any Liens created by Parent in respect thereof. All issued and outstanding shares of capital stock of Parent (i) were issued in compliance with applicable Laws concerning the issuances securities and (ii) were not issued in violation of or subject to any purchase option, call option, right of first refusal or offer, voting trust or similar arrangement, shareholders agreement, preemptive right, subscription right or similar right. No shares of capital stock of Parent are held as treasury stock or are owned by Parent. Parent has never declared or paid any dividends on any shares of capital stock of Parent, and there are no accrued dividends remaining unpaid with respect to any shares of capital stock of Parent.

Section 4.3.    Authority and Enforceability. Each of Parent, Merger Sub 1 and Merger Sub 2 has full corporate power and authority to execute and deliver this Agreement and each of the Transaction Documents to which it is or will be a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the Transaction Documents to which each is a party, have been, or will be when executed and delivered on the Closing Date, duly authorized by all necessary corporate action by Parent, Merger Sub 1 or Merger Sub 2, as applicable, and no other corporate proceedings on the part of Parent, Merger Sub 1 or Merger Sub 2 will be necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Mergers and the other transactions contemplated hereby and thereby. This Agreement and the Transaction Documents to which Parent, Merger Sub 1 or Merger Sub 2 is a party has been, or will be when executed and delivered on the Closing Date, duly executed and delivered by the Parent, Merger Sub 1 or Merger Sub 2, as applicable, and, assuming the due execution and delivery by the other parties thereto, constitutes (or will constitute) a valid and legally binding obligation of Parent, Merger Sub 1 or Merger Sub 2, applicable enforceable against such party in accordance with the terms hereof.

Section 4.4.    No Contravention. The execution, delivery and performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the Transaction Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Parent, Merger Sub 1 or Merger Sub 2, (b) conflict with or result in a violation or breach of any provision of any Law or Order applicable to Parent, Merger Sub 1 or Merger Sub 2 or (c) require the consent, notice or other action by any Person under any Contract to which Parent, Merger Sub 1 or Merger Sub 2 is a party. No consent, approval, Permit, Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Parent, Merger Sub 1 or Merger Sub 2 in connection with the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for the filing of the Certificates of Merger with the Secretary of State of Delaware.

Section 4.5.    No Legal Proceedings. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of each of Parent, Merger Sub 1 or Merger Sub 2, threatened in writing against, Parent, Merger Sub 1 or Merger Sub 2 which seeks to prevent or challenge the Transactions or which would, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect.

Section 4.6.    Brokers. Except for Piper Jaffray Companies, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub 1 or Merger Sub 2.

Section 4.7.    Issuance of Parent Common Stock. The issuance and delivery of Parent Common Stock in accordance with this Agreement has been duly authorized by all necessary corporate action on the part of Parent and, when issued as contemplated hereby, such Parent Common Stock shall be duly and validly issued, fully paid and nonassessable. Such Parent Common Stock when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all Liens, other than restrictions on transfer created by applicable securities Laws and will not have been issued in violation of applicable Laws, applicable NASDAQ rules or regulations, or any preemptive rights or rights of first refusal or similar rights.

Section 4.8.    Merger Sub 1 and Merger Sub 2. Merger Sub 1 and Merger Sub 2 were each organized solely for the purpose of entering into this Agreement and consummating the Transactions and have not engaged in any activities or business, and have incurred no liabilities or obligations whatsoever, in each case, other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub 1 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub 2 is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub 1 has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. Merger Sub 2 has full limited liability company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Merger Sub 1 and Merger Sub 2 of this Agreement, the performance by Merger Sub 1 and Merger Sub 2 of their obligations hereunder and the consummation by Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Merger Sub 1 and Merger Sub 2, as applicable.

Section 4.9.    Financial Statements; No Liabilities.

(a)    Parent has filed or furnished, as applicable, on a timely basis, all material forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since December 31, 2016, (the forms, statements, reports and documents filed with or furnished to the SEC since December 31, 2016 and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Parent Reports.

(b)    Parent is in compliance in all respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(c)    Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that, in all material respects: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of Parent’s financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to Assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for Assets is compared with the existing Assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.10.    SEC Filings; Securities Law and Other Matters; Absence of Certain Changes or Events.

(a)    Parent is eligible to register securities on Form S-3 under the Securities Act.

(b)    Parent has filed all Parent Reports, each of which has complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, as applicable, and applicable to the Parent Reports. None of the Parent Reports contained as of their respective dates, and as of the date of the last amendment thereof, if amended after filing, any untrue statement of a material fact or omitted or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)    All of the financial statements included in the Parent Reports, in each case, including any related notes thereto, as filed with the SEC (collectively, the “Parent Financial Statements”), have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and fairly present the consolidated financial position of

Parent and its Subsidiaries at the respective date thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (except, in each case as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, year-end adjustments and the absence of footnotes otherwise required by GAAP). To the knowledge of Parent, there are no circumstances that would require Parent to restate any of the Parent Financial Statements.

(d)    There are no material liabilities of Parent or any of its Subsidiaries, taken as a whole, of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, other than (i) liabilities disclosed in Parent’s consolidated balance sheet (the “Parent Balance Sheet”) as of March 31, 2019 (the “Parent Balance Sheet Date”), included in Parent’s Quarterly Report on Form 10-Q for the quarter ended April 26, 2019; (ii) liabilities incurred by or on behalf of Parent in connection with this Agreement and the transactions contemplated hereby; (iii) liabilities disclosed in Parent Reports filed since the filing of the Parent Balance Sheet and (iv) liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date, none of which, individually or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect.

(e)    The Parent Common Stock are, or will be pursuant to Section 2.13, registered pursuant to Section 12(b) of the Exchange Act and are listed on the NASDAQ and Parent has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Parent Common Stock under the Exchange Act or delisting the Parent Common Stock from the NASDAQ, nor has Parent received any notification that the SEC or the NASDAQ is contemplating terminating such registration or listing.

(f)    Since the Parent Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to Parent, any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11.    Absence of Certain Changes or Events. Since December 31, 2018, no Parent Material Adverse Effect has occurred. Except as contemplated or permitted by, or as a consequence of, this Agreement, since December 31, 2018, Parent has conducted its business in the Ordinary Course of Business, consistent with the past customs and practices of Parent.

Section 4.12.    Compliance. Parent is, and since January 1, 2017, Parent has been, in compliance in all material respects with all applicable Laws and Orders. Except as disclosed in the Parent Reports, since January 1, 2017, Parent has not received any written or other notice of, been charged with, or received any inquiry concerning, the possible violation of any applicable Law.

Section 4.13.    Takeover Statutes. The board of directors of Parent has taken all necessary actions such that no Takeover Statute will be applicable to Parent, Merger Sub 1, Merger Sub 2 or any other Subsidiary of Parent in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, and no such Takeover Statute is applicable to this Agreement, the Mergers or the other transactions contemplated hereby.

Section 4.14.    Intended Tax Treatment.

(a)    Merger Sub 1 is a corporation and Merger Sub 2 is a disregarded entity for U.S. federal income Tax purposes. Each of Merger Sub 1 and Merger Sub 2 will be a wholly-owned direct Subsidiary of the Parent immediately prior to the Effective Time. Merger Sub 1 was formed solely for the purpose of engaging in a transaction similar to the transactions contemplated by this Agreement and, since its formation, Merger Sub 1 has not and, as of the Effective Time, will not have, (a) carried on any business, (b) conducted any operations, (c) incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto, (d) owned any assets (other than assets with nominal value contributed upon its formation and assets that are part of the consideration that will be distributed to Company Securityholders in the Reverse Merger), or (e) issued any stock or other equity interests to any Person other than the Parent. Merger Sub 2 was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, since its formation, Merger Sub 2 has not and, as of the Effective Time, will not have, (a) carried on any business, (b) conducted any operations, (c) incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto, (d) owned any assets (other than assets with nominal value contributed upon its formation and assets that are part of the consideration for the Second-Step Merger), or (e) issued any stock or other equity interests to any Person other than the Parent. The Surviving Company will be a wholly-owned direct Subsidiary of Parent immediately after the Effective Time. Neither Parent nor any Parent Related Person owns or, prior to the Effective Time, will own (including through partnerships, intermediaries or other third parties) any stock of the Company.

(b)    Neither the Parent nor any Person related to the Parent within the meaning of Treasury Regulations Section 1.368-1(e)(4) (a “Parent Related Person”) has any present plan or intention to take any of the following actions, in each case, other than to the extent described in Treasury Regulation Section 1.368-2(k):

(i)    sell or otherwise dispose of “substantially all of the properties” (within the meaning of Code Section 368(a)(2)(D)) of the Surviving Company and its Subsidiaries;

(ii)    merge the Surviving Company with or into another Person;

(iii)    sell or otherwise dispose of any stock of the Surviving Company;

(iv)    acquire, or allow any Parent Related Person to acquire, directly or indirectly (including through partnerships, intermediaries or other third parties), any equity interests of the Surviving Company (other than pursuant to this Agreement);

(v)    redeem or otherwise reacquire, or allow any Parent Related Person to redeem or otherwise reacquire, directly or indirectly (including through partnerships, intermediaries or other third parties), any Parent Common Stock issued in the Reverse Merger (other than pursuant to this Agreement or any employment-related forfeiture provisions with respect to such Parent Common Stock or with respect to any Qualified Repurchase of Parent Common Stock). For the avoidance of doubt, nothing contained herein shall preclude Parent from repurchasing its stock in the open market through a broker or investment bank or through an accelerated share repurchase program or Rule 10b5-1 plan; provided that the following requirements are satisfied (any such repurchase meeting these requirements, a “Qualified Repurchase”): (i) the repurchase was not negotiated with the Company or any Securityholder; (ii) the total number of shares of Parent Common Stock repurchased will not exceed the total number of shares of Parent Common Stock outstanding immediately prior to the Reverse Merger; (iii) in the case of an open market repurchase, (a) the repurchase of shares of Parent Common Stock is on the open market, through a broker, for the prevailing market price and (b) Parent does not know the identity of the seller and the seller does not know the identity of Parent; and (iv) in the case of an accelerated share repurchase program or Rule 10b5-1 plan, (a) Parent’s counterparty is an investment bank or dealer in Parent Common Stock not related to Parent as set forth in Treasury Regulation Section 1.368-1(e)(4), (b) Parent does not know the identity of any person from whom such counterparty borrows or acquires Parent Common Stock, (c) any shares of Parent Common Stock borrowed by such counterparty will be borrowed from unaffiliated third-party stock lenders that lend Parent Common Stock as part of their Ordinary Course of Business and (d) any shares of Parent Common Stock used by such counterparty to close out open positions established in connection with an accelerated share repurchase program will be shares of Parent Common Stock (X) purchased by such counterparty (or any affiliate thereof) in open market transactions (including, for the avoidance of doubt, any transactions executed on an exchange, off exchange, on electronic trading platforms and on other alternative trading systems, it being understood that such counterparty shall not know the identity of the seller in any of such transactions), (Y) obtained by such counterparty (or any affiliate thereof) from unaffiliated third-party stock lenders that lend Parent Common Stock as part of their ordinary course business, so long as any open short positions with respect to such loans are closed out in the manner consistent with clauses (X) and (Z) of this paragraph, or (Z) received by such counterparty (or any affiliate thereof) in settlement of any listed option transactions in which such counterparty does not know the identity of the option counterparty;

(vi)    fail to cause Parent or another member of the Parent’s qualified group (within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii)) to continue the “historic business” of the Surviving Company or use a “significant portion” of the Surviving Company’s “historic business assets” in a business, as such terms are defined in Treasury Regulations Section 1.368-1(d); or

(vii)    make, or allow any Parent Related Person to make, any distribution or other payment, directly or indirectly, to former holders of stock of the Company on account of their status as former stockholders of the Company, other than pursuant to this Agreement or any ancillary agreement and other than dividend distributions made to all holders of the Parent Common Stock.

Section 4.15.    Independent Investigation. Parent hereby acknowledges and affirms that it has conducted and completed its own investigation, analysis and evaluation of the Company, that it has made all such reviews and inspections of the financial condition, business, results of operations, properties, assets and prospects of the Company as it has deemed necessary or appropriate, that it has had the opportunity to request all information it has deemed relevant to the foregoing from the Company and has received responses it deems adequate and sufficient to all such requests for information, and that in making its decision to enter into this Agreement and to consummate the Transactions it has relied solely on (i) its own investigation, analysis and evaluation of the Company and (ii) the representations, warranties and covenants of the Company contained in Article 3 of this Agreement.

ARTICLE 5

COVENANTS

Section 5.1.    Conduct of Business of the Company. The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the termination of this Agreement pursuant to its terms, unless Parent shall otherwise specifically consent in writing in advance or unless otherwise expressly required by this Agreement, the Company shall conduct its business (i) in the Ordinary Course of Business and in a manner consistent with past practice and (ii) in compliance with all applicable Laws and Orders. Without limiting the generality of the foregoing, the Company shall use its commercially reasonable efforts to (A) preserve intact its business organization and its rights, assets and properties, including Intellectual Property, (B) keep available the services of its officers, employees, contract workers, sales representatives, distributors and sales agents (other than terminations for cause in the Ordinary Course of Business consistent with past practice), (C) maintain in effect Material Contracts (other than those Material Contracts that expire in accordance with their terms or terminations expressly provided for by this Agreement), (D) pay Indebtedness for borrowed money and Taxes of the Company when due (except to the extent contested in good faith by the Company) and (E) preserve its relationships with material customers, licensees, suppliers and other Persons with which the Company has material business relationships. In addition to and not in limitation of the foregoing, the Company shall not between the date of this Agreement and the earlier to occur of the Effective Time and the termination of this Agreement pursuant to its terms, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed and provided that such consent shall only be provided if consistent with applicable Law), unless otherwise expressly permitted by this Agreement, required by applicable Law, requested by Parent or otherwise expressly set forth in Section 5.1 of the Company Disclosure Letter:

(a)    amend, propose to amend or otherwise change its Organizational Documents, alter (through merger, liquidation, reorganization, reclassification, recapitalization, restructuring or in any other fashion) the corporate or capital structure or ownership of the Company, or commence any voluntary liquidation, dissolution or winding up of the Company;

(b)    (A) issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or authorize the issuance, grant, sale, transfer, deliverance, pledge, promise, disposition or encumbrance of, or alter, amend or modify the terms of or rights or obligations under, (i) any shares of capital stock of any class or series of the Company, (ii) any other ownership interests or stock-based rights of the Company, (iii) any securities or other instruments (including notes or other evidences of Indebtedness or stock-based rights) convertible into or exchangeable for, (B) subscription rights, options or warrants to acquire

(other than in the ordinary course consistent with past practice), or (C) other agreements or commitments of any character obligating it to issue, in each case of the foregoing clauses (A), (B), and (C), any such shares, interests or stock-based rights (or any convertible or exchangeable instruments or securities) or (iv) any other securities (including convertible or exchangeable securities) or convertible or exchangeable instruments of the Company, provided, however, the Company may issue shares of Company Common Stock or Series D Preferred Stock upon the valid exercise of Options or Warrants outstanding as of the date of this Agreement;

(c)    establish, amend or accelerate the vesting or rights under any stock option plan, stock appreciation rights plan, stock purchase plan, phantom stock plan or other equity incentive plan;

(d)    adopt, ratify or effectuate a stockholders’ rights plan or agreement or similar plan or Contract;

(e)    (i) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock, (iii) effect a recapitalization, (iv) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (v) redeem, purchase (or repurchase, other than in connection with an employee’s termination of service to the Company) or otherwise acquire, directly or indirectly, any of the capital stock or other securities of the Company;

(f)    sell, transfer, assign, deliver, lease, sublease, license, sublicense, mortgage, pledge, encumber, impair or otherwise dispose of (in whole or in part), or create, incur or assume any Lien (other than a Permitted Lien) on, or otherwise cause to be subjected to any Lien (other than a Permitted Lien), any of the material assets, material properties or securities of the Company (including any Intellectual Property or accounts receivable), except for the sale of inventory in the Ordinary Course of Business consistent with past practice;

(g)    (i) acquire any equity interests in, or otherwise acquire or form, any entity or other Person, (ii) acquire any real property or (iii) acquire any rights, assets or properties with a value in excess of $350,000 in the aggregate, other than in the Ordinary Course of Business consistent with past practice and in compliance with applicable Law;

(h)    (i) incur or modify any Indebtedness or issue any debt securities or any warrants or rights to acquire any debt security, (ii) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any other Person, (iii) enter into any off-balance sheet financing arrangement or any accounts receivable or payable financing arrangement or (iv) make any loans, advances or enter into any other financial commitments (except for advances of reasonable business expenses in the Ordinary Course of Business consistent with past practice);

(i)    authorize or make any capital expenditures outside of the Ordinary Course of Business consistent with past practice, or in excess of $350,000;

(j)    other than as may be required pursuant to applicable Law (i) increase, accelerate or provide for additional compensation or benefits (fringe or otherwise) to,

or grant, agree to grant, pay or otherwise make payable any incentive, bonus or similar compensation or rights to, any current or former director, manager, managing director, officer, employee, contract worker or agent of the Company other than in the Ordinary Course of Business consistent with past practice, (ii) grant, pay or otherwise make payable any change in control, transaction-based, severance, retention, continuation or termination pay to any current or former director, manager, managing director, officer, employee, contract worker or agent of the Company, other than as required pursuant to Company Benefit Plans in existence as of the date of this Agreement, (iii) loan or advance (or forgive any such loan or advance of) any money or other property to any current or former director, manager, managing director, officer, employee, contract worker or agent of the Company (except for advances of business expenses in the Ordinary Course of Business consistent with past practice), (iv) establish, adopt, enter into, amend, or terminate (including termination of participation in) (A) any Company Benefit Plan or any other plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Benefit Plan if it was in existence as of the date of this Agreement (except for immaterial amendments in the Ordinary Course of Business consistent with past practice that would not result in an increase in Liability to the Company, or, after the Closing, to Parent, the Surviving Company, or any of their respective Affiliates), or (B) collective bargaining agreement or other labor agreement or (v) terminate any employee, other than termination for cause in the Ordinary Course of Business consistent with past practice, or encourage any employee to resign from the Company or any of its Subsidiaries;

(k)     change any accounting or cash management policies, procedures or practices used by the Company or management of working capital (including with respect to reserves, revenue recognition, timing for payments of accounts payable and collection of accounts receivable) unless required by a change in Law or GAAP;

(l)    make or change any Tax election or change any method of tax accounting other than an election in the Ordinary Course of Business consistent with the past practices of the Company, settle or compromise any federal, state, local or foreign Tax Liability, file any amended income or other material Tax Return, enter into any closing agreement relating to any Tax, agree to an extension or waiver of any limitation period applicable to any claim or assessment in respect of Taxes, or surrender any right to claim a Tax refund;

(m)    settle any Claim, except if such settlement (i) would not impose or otherwise result in any injunctive or similar Order on the Company, (ii) would not restrict in any way, or otherwise result in any restriction on, the business of the Company (or the Surviving Company after the Effective Time) and (iii) would not exceed $50,000 in cost, Liability or value to the Company;

(n)    (i) waive, assign, release or otherwise relinquish any material rights or claims, or (ii) commence any suit, action or proceeding, or threaten to commence any suit, action or proceeding, against any Person (other than Parent, Merger Sub 1 or Merger Sub 2);

(o)    engage in any transactions with, or enter into or modify or amend in any material respect any Contract or other arrangement with, any of the directors, managers, managing directors, officers, employees, Contract workers, agents, Company Securityholders, or other Affiliates of the Company, or any of their respective Affiliates or family members, other than offer letters and other standard documents, in the Company’s standard forms that have been Made Available to Parent (and not providing any rights to severance or similar payments), with any new employees or contract workers hired or retained after the date of this Agreement;

(p)    suspend or terminate the aMAZE IDE Clinical Trial, except if so required by a Governmental Authority; or

(q)    authorize any of the foregoing, or agree or enter into or amend any Contract or commitment to do any of the foregoing.

Section 5.2.    Access to Information.

(a) From the date of this Agreement through the Effective Time, the Company will provide Parent and its Affiliates, employees, accountants, counsel, advisors, consultants and other Representatives, upon reasonable advance notice to the Company’s Representatives, with reasonable access during normal business hours to the properties, Assets, premises, Books and Records, Contracts and other documents and data related to the Company and its respective personnel and Representatives, and the Company shall instruct its Representatives to cooperate with Parent in its investigation of the Company.

(b)    Each of Parent, Merger Sub 1 and Merger Sub 2 will hold and will cause its Representatives and Affiliates to hold in confidence all documents and information furnished to it in connection with the Transactions contemplated by this Agreement pursuant to the confidentiality provisions contained in that certain letter agreement dated March 8, 2019, by and among the Company and Parent with respect to the Transactions contemplated by this Agreement (the “Non-Disclosure Agreement”). All materials reviewed or received in connection with this Section 5.2 shall be deemed to be Evaluation Material for the purposes of the Non-Disclosure Agreement. Effective as of the Effective Time, the Non-Disclosure Agreement shall expire and no longer apply to Parent, Merger Sub 1, Merger Sub 2 or any of their Affiliates.

Section 5.3.    Notification of Certain Matters.

Prior to Closing:

(a)    The Company shall give prompt notice to Parent of the occurrence or non-occurrence of any fact, condition or event of which the Company has Knowledge, the occurrence or non-occurrence of which would reasonably be expected to (i) result in any representation or warranty of the Company contained in this Agreement being untrue or inaccurate in any material respect, without giving effect to the words “material” or “Material Adverse Effect”, had such representation or warranty been made as of the time of occurrence, non-occurrence or discovery of such fact, condition or event (except to the extent such representations and warranties specifically relate to an earlier date) or (ii) result in or constitute a failure of the Company to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder prior to the Closing.

(b)    Each of the Company and Parent shall give prompt notice to the other of (i) any written or oral notice from any Person alleging that the Permit of such Person is or may be required in connection with this Agreement or the transactions contemplated hereby, including the Mergers, (ii) subject to Section 5.3(c)(iii), as applicable, any notice, document, request, court papers or other written or oral communication from any Governmental Authority or other third party in connection with this Agreement or the transactions contemplated hereby, including the Mergers, (iii) any Claim relating to or involving or otherwise affecting such Party that relates to this Agreement or the transactions contemplated hereby, including the Mergers or (iv) any fact, event, change, development, circumstance, condition or effect that such Party has determined has delayed or impeded, or would reasonably be expected to delay or impede, the ability of such Party to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein.

(c)    The Company shall promptly notify Parent of (i) any material Claim that is threatened, brought, asserted or commenced against the Company or any of its Subsidiaries that would have been required to be listed in Section 3.9 of the Company Disclosure Letter or would have otherwise resulted in a breach or inaccuracy of the representations and warranties in Section 3.9 if such Claim had arisen prior to the date hereof, (ii) any actual, suspected or potential Material Compliance Violation, (iii) any Material Adverse Effect or (iv) any event that would have been required to be listed in Section 3.13(c) of the Company Disclosure Letter or would have otherwise resulted in a breach or inaccuracy of the representations and warranties in Section 3.13(c) if such event had occurred prior to the date hereof, in each case of the foregoing of clauses (i) through (iv), of which the Company has Knowledge.

Section 5.4.    Additional Agreements; Reasonable Best Efforts. From the date of this Agreement through the Effective Time, subject to the terms and conditions herein provided, (a) each of the parties hereto agrees to use reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including the Mergers, contemplated by this Agreement, including (i) contesting any legal proceeding relating to the Mergers and (ii) executing any additional instruments necessary to consummate the Transactions contemplated hereby and (b) each of the parties hereto agrees to use reasonable best efforts to cause the Effective Time to occur as soon as reasonably practicable after the date hereof.

Section 5.5. Bridge Note Conversion. The Company shall, prior to the Closing Date, take all actions necessary to cause the conversion of the Bridge Notes into equity securities of the Company prior to or at the Closing, in accordance with their terms and the terms of the Note Purchase Agreement, dated August 21, 2018, by and among the Company and the lenders party thereto, as amended. As of the Effective Time, there will be no Bridge Notes outstanding.

Section 5.6. Parachute Payments. As promptly as practicable after the execution and delivery of this Agreement, the Company shall submit to the holders of Company Common Stock as required by Section 280G(b)(5)(A)(ii) of the Code (in a manner reasonably satisfactory to Parent) for execution and approval by such number of securityholders as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Laws thereunder (collectively, “Section 280G”) inapplicable to any payments or benefits provided pursuant to Company Benefit Plans, other Material Contracts or otherwise in connection with the Transactions that might result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (determined without regard to the exceptions contained in Section 280G(b)(4)) or any corresponding provision of any state, local or foreign Law (together, the “Section 280G Payments”). Any such approval shall be sought by the Company in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Laws thereunder, including Q-7 of Section 1.280G-1 of such Treasury Laws. The Company agrees that: (i) in the absence of such approval, no Section 280G Payments shall be made and (ii) reasonably promptly after execution of this Agreement, and prior to the submission of the written consent described herein and any related disclosure of the Section 280G Payments, the Company shall deliver to Parent waivers, in form and substance reasonably satisfactory to Parent, duly executed by each Person who might receive any Section 280G Payment. The form and substance of all Company Securityholder approval documents contemplated by this Section 5.6, including the waivers, disclosure statement and written consent, and any mathematical analysis of the Section 280G Payments, shall be subject to the prior reasonable review and approval of Parent, which shall not be unreasonably withheld.

Section 5.7.    Indemnification; Insurance.

(a) For a period of six (6) years from and after the Effective Time, the Surviving Company agrees to honor provisions regarding indemnification of, and advancement of expenses to, Covered Persons that are no less favorable to the Covered Persons than the provisions contained (i) in the Organizational Documents of the Company, in each case as in effect on the date hereof and (ii) in any indemnification agreement between such Covered Person and the Company that is listed in Section 5.7 of the Company Disclosure Letter and has been Made Available to Parent prior to the date hereof, as in effect on the date hereof (without giving effect to any amendments or modifications thereto, unless such amendments or modifications are specifically referenced). For purposes of this Section 5.7, “Covered Person” shall mean any person who is serving (as of immediately prior to the Effective Time) or has previously served as a director, manager, managing director or officer of the Company listed on Section 3.1(ii) of the Company Disclosure Letter.

(b)    Following the Closing, Parent shall maintain the D&O Tail Policy in full force and effect for the entirety of its term and shall continue to honor all obligations thereunder. Notwithstanding anything to the contrary in this Agreement, for purposes of the calculation of the Closing Merger Consideration, the aggregate amount of the premium paid to purchase the D&O Tail Policy shall be the responsibility of the Company (and treated as Company Transaction Fees hereunder).

Section 5.8.    Preservation of Books and Records. Each of Parent, Merger Sub 1 and Merger Sub 2 shall use reasonable best efforts to preserve and keep, or cause to be preserved and kept, all original Books and Records in respect of the Business in the possession of Parent, the Surviving Company or their respective Affiliates for a period of seven (7) years after the Closing Date.

Section 5.9. Public Announcement. No Party or any of its respective Subsidiaries or Affiliates will make any press release, public statement or public announcement with respect to this Agreement or any of the transactions contemplated hereby or thereby without the prior written consent of Parent or the Company (prior to the Closing ) or the Securityholder Representative (after the Closing), as the case may be; provided, that Parent may make any press release, public statement or public announcement which Parent determines is required by applicable Law, stock listing requirements or rating agency arrangements, in which case Parent shall use reasonable best efforts to consult with the Company (prior to the Closing) or the Securityholder Representative (after the Closing) regarding the contents thereof prior to issuing any such press release or making any such public statement or public announcement and shall consider in good faith any comments proposed by the Company or the Securityholder Representative, as applicable. Notwithstanding anything in this Agreement to the contrary, after Closing and the public announcement of the Transactions, the Securityholder Representative shall be permitted to publicly announce that it has been engaged to serve as the Securityholder Representative in connection with the Transactions as long as such announcement does not disclose any of the other terms of the Transactions or the other transactions contemplated herein.

Section 5.10.    Financial Statement Preparation. Prior to Closing, the Company shall reasonably assist Parent in causing to be prepared, as promptly as practicable, any financial statements that Parent is required to file pursuant to Form 8-K, Rule 3-05 or Article 11 of Regulation S-X under the 1934 Act, and shall use commercially reasonable efforts to obtain the consents of its auditor(s) with respect thereto as may be required by applicable SEC regulations.

Section 5.11. Representations as to Tax Treatment. Parent and the Company shall file all Tax Returns consistent with the Intended Tax Treatment unless (i) there is a contrary assessment or determination made by a Taxing Authority upon audit or (ii) for Tax periods that do not end on or include the Closing Date, based on a change of law after the date of this Agreement, Parent and the Securityholder Representative agree, acting reasonably and in good faith, that there is not substantial authority to support such a position. The Company acknowledges and agrees that it has, through competent advisors, completed its own analysis as to the Tax treatment of the Mergers and, except with respect to Section 4.14 and this Section 5.11, that Parent has not made any representations as to the Tax treatment of the Mergers.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTION

Section 6.1.    Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each party hereto to consummate, or cause to be consummated, the Transactions are subject to the satisfaction at or prior to the Effective Time of the following condition: no Law or Order shall have been enacted, entered, promulgated or enforced by any United States Governmental Authority having jurisdiction over the parties hereto which prohibits, restrains, enjoins, restricts or makes illegal the consummation of the Transactions;

Section 6.2.    Conditions to the Obligation of the Company. The obligation of the Company to consummate, or cause to be consummated, the Transactions are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Parent shall have delivered a certificate, duly executed by a duly authorized officer of Parent, dated the Closing Date, certifying that the conditions specified in Section 6.2(c), Section 6.2(d) and Section 6.2(e) have been fulfilled;

(b)    Parent shall have delivered each of the deliverables required by Section 2.7(a);

(c)    the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 contained in Article 4 of this Agreement, without giving effect to any “material,” “materially” or Parent Material Adverse Effect qualification contained in such representations and warranties, shall be true and correct at and as of the Effective Time in all material respects (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date);

(d)    each of the covenants and obligations of Parent, Merger Sub 1 and Merger Sub 2 to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time;

(e)    since the date of this Agreement, there shall not have occurred any continuing Parent Material Adverse Effect; and

(f)    Parent shall have delivered such other documents or instruments as the Company reasonably requests and are reasonably necessary to consummate the Transactions contemplated by this Agreement.

Section 6.3.    Conditions to the Obligations of Parent, Merger Sub 1 and Merger Sub 2. The respective obligations of Parent, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions, are subject to the satisfaction at or prior to the Effective Time of the following conditions (any or all of which may be waived by Parent, in whole or in part, to the extent permitted by applicable Law):

(a)    the Company shall have delivered a certificate, duly executed by the Chief Executive Officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 6.3(h), Section 6.3(i) and Section 6.3(j), have been fulfilled;

(b)    the Company shall have delivered each of the deliverables required by in Section 2.7(b);

(c)    the Company shall have delivered evidence of the conversion of the Bridge Notes, prior to or as of the Effective Time, in accordance with Section 5.5 hereof, in form and substance reasonably satisfactory to Parent;

(d)    the aMAZE IDE Clinical Trial has not been suspended or ceased enrolling participants;

(e)    if required pursuant to Section 5.6 hereof, the Section 280G Payments shall have been submitted to the holders of Company Common Stock as required by

Section 280G(b)(5)(A)(ii) of the Code for approval or disapproval and such payments will have been approved or disapproved by the such securityholders and, if disapproved, such payments shall have been waived by the recipients thereof and shall not have been made;

(f)    the Company shall have delivered letters of resignation and release, effective as of the Effective Time, in form and substance reasonably satisfactory to Parent, from each of the directors and officers of the Company and each person holding a comparable position with any of the Company’s Subsidiaries, in each case other than those officers, if any, designated in writing by Parent prior to the Closing;

(g)    the Company shall have delivered such other documents or instruments as Parent reasonably requests and are reasonably necessary to consummate the Transactions contemplated by this Agreement;

(h)    the representations and warranties of the Company contained in Article 3 of this Agreement, without giving effect to any “material,” “materially” or Company Material Adverse Effect qualification contained in such representations and warranties, shall be true and correct at and as of the Effective Time in all material respects (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date);

(i)    each of the covenants and obligations of the Company to be performed at or before the Effective Time shall have been duly performed, in all material respects, in each case at or before the Effective Time; and

(j)    since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

ARTICLE 7

TERMINATION; WAIVER

Section 7.1.    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time:

(a)    by mutual written consent of Parent and the Company authorized by their respective boards of directors (or similar governing body) at any time prior to the Effective Time;

(b)    by Parent (by written notice to the Company) or by the Company (by written notice to Parent) if the Transactions have not been consummated by September 11, 2019 (the “Outside Date”); provided, that no such party may terminate this Agreement pursuant to this clause if such party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Closing shall not have occurred on or before the Outside Date;

(c)    by the Company (by written notice to Parent) if (i) there shall have been a breach of any representation or warranty on the part of Parent, Merger Sub 1 or Merger Sub 2 set forth in this Agreement such that the conditions set forth in Section 6.2(c) would be incapable of being satisfied by the Outside Date or (ii) there shall have been a breach by Parent, Merger Sub 1 or Merger Sub 2 of any of its covenants or agreements hereunder such that the condition set forth in Section 6.2(d) would be incapable of being satisfied by the Outside Date, and Parent, Merger Sub 1 or Merger Sub 2, as the case may be, has not cured such breach within the earlier of twenty (20) Business Days after receipt of written notice from the Company thereof or the Outside Date; provided, that the Company has not materially breached any of its material obligations hereunder; or

(d)    by Parent (by written notice to the Company) if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement, such that the conditions set forth in Section 6.3(h) would be incapable of being satisfied by the Outside Date, or (ii) there shall have been a breach by the Company of its covenants or agreements hereunder such that the condition set forth in Section 6.3(i) would be incapable of being satisfied by the Outside Date, and the Company has not cured such breach within the earlier of twenty (20) Business Days after receipt of written notice from Parent or Merger Sub 1 or Merger Sub 2 thereof or the Outside Date; provided, that neither Parent, Merger Sub 1 nor Merger Sub 2 has materially breached any of its material obligations hereunder.

Section 7.2.    Effect of Termination. In the event of the termination of this Agreement or the abandonment of the Transactions pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, directors, officers or members, other than liability of the Company, Parent, Merger Sub 1 or Merger Sub 2, as the case may be, for Fraud or Material Breach (as defined below) of any representation, warranty, covenant or agreement under this Agreement occurring prior to such termination; provided, however, nothing herein shall be deemed to waive any rights of specific performance of this Agreement available to any party. The provisions of this Section 7.2, Section 8.3, Article 9 and all applicable definitions set forth in Section 1.1 and Section 1.2 and the interpretations provisions of Section 1.2 hereof shall survive any termination of this Agreement. No termination of this Agreement shall affect the obligations of the parties under the Non-Disclosure Agreement, all of which shall survive termination of this Agreement in accordance with the terms thereof. As used herein, the term “Material Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

ARTICLE 8

SECURITYHOLDER REPRESENTATIVE

Section 8.1. Appointment; Duties. By approving this Agreement and the Transactions contemplated hereby or by executing and delivering a Letter of Transmittal, each Company Securityholder shall have irrevocably authorized and appointed the Securityholder Representative as such Person’s representative, agent and attorney-in-fact for all purposes in connection with this Agreement and all agreements ancillary hereto and to act on behalf of such Person with respect to this Agreement and to take any and all actions and make any decisions required or permitted to be taken by the Securityholder Representative pursuant to this Agreement, including the exercise of the power to:

(a)    give and receive notices and communications;

(b)    agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters related to this Agreement;

(c)    execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any Transaction Document;

(d)    make all elections or decisions contemplated by this Agreement and any Transaction Document;

(e)    engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist the Securityholder Representative in complying with its duties and obligations; and

(f)    take all actions necessary or appropriate in the good faith judgment of the Securityholder Representative for the accomplishment of the foregoing.

Parent shall be entitled to deal exclusively with the Securityholder Representative on all matters relating to this Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company Securityholder by the Securityholder Representative, and on any other action taken or purported to be taken on behalf of any Company Securityholder by the Securityholder Representative, as being fully binding upon such Person. Notices or communications to or from the Securityholder Representative (after Closing) shall constitute notice to or from each of the Company Securityholders. Any decision or action by the Securityholder Representative hereunder, including any agreement between the Securityholder Representative and Parent relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Company Securityholders and shall be final, binding and conclusive upon each such Person. No Company Securityholder shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section 8.1, including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or more Company Securityholders or by operation of Law.

Section 8.2. Resignation. The Securityholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of the Company Securityholders (the “Majority Holders”) according to each such Company Securityholder’s Pro Rata Share in the Company. In the event of the death, incapacity, resignation or removal of the Securityholder Representative, a new Securityholder Representative shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or a copy of the written consent appointing such new Securityholder Representative shall be sent to Parent, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Parent; provided, that until such notice is received, Parent, Merger Sub 1, Merger Sub 2 and the Surviving Company shall be entitled to rely on the decisions and actions of the prior Securityholder Representative as described in Section 8.1 above.

Section 8.3.    Liability. The Securityholder Representative shall incur no liability of any kind to the Company Securityholders with respect to any actions or omissions taken by the Securityholder Representative in connection with the Securityholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence, fraud, willful misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by the Securityholder Representative shall be conclusive evidence of good faith). The Company Securityholders shall severally and not jointly (in accordance with their Pro Rata Share in the Company), indemnify, defend and hold harmless the Securityholder Representative from and against, compensate it for, reimburse it for and pay any and all losses, liabilities, claims, penalties, fines, forfeitures, actions, damages, costs and expenses, including the reasonable fees and expenses of counsel and experts and their staffs, all expenses of document location, duplication and shipment and disbursements, arising out of or in connection with the Securityholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto (collectively, “Representative Losses”), in each case as such Representative Loss is suffered or incurred; provided, that in the event any such Representative Loss or any portion thereof is finally adjudicated to have been primarily caused by the gross negligence, fraud, willful misconduct or bad faith of the Securityholder Representative, the Securityholder Representative shall reimburse the Company Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, fraud, willful misconduct or bad faith. If not paid directly to the Securityholder Representative by the Company Securityholders, any such Representative Loss may be recovered from: (i) the funds in the Representative Reserve, (ii) the funds in the Escrow Account at such time as remaining amounts would otherwise be distributable to the Company Securityholders and (iii) the Milestone Consideration at such time as remaining amounts would otherwise be distributable to the Company Securityholders; provided, that while this section allows the Securityholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Securityholder Representative from seeking any remedies available to it at law or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholder Representative or the termination of this Agreement. The Company Securityholders will not receive any interest or earnings on the Representative Reserve and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Securityholder Representative will not be liable for any loss of principal of the Representative Reserve other than as a result of its gross negligence, fraud, willful misconduct or bad faith. The Securityholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable after the date on which the final obligation of the Securityholder Representative under this Agreement has been discharged or such other date as the Securityholder Representative deems appropriate, the Securityholder Representative shall deliver any amounts remaining in Representative Reserve to the Exchange Agent, for further distribution to the Company Securityholders in accordance with their Pro Rata Share in the Company. For tax purposes, the Representative Reserve will be treated as having been received and voluntarily set aside by the Company Securityholders at the time of Closing.

ARTICLE 9

MISCELLANEOUS

Section 9.1.    Non-Survival; Recourse. The Parties hereto, intending to modify any applicable statute of limitations, agree that (a) all representations and warranties of the Company contained in Article 3 of this Agreement and in any certificate delivered with respect thereto shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter, except in the case of Fraud, there shall be no liability on the part of, nor shall any claim under any Legal Proceeding that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach (whether willful, intentional, unintentional or otherwise) of this Agreement (each of such above-described legal, equitable or other theories or sources of liability, a “Recourse Theory”) be made by, any party hereto or any of their respective Affiliates in respect thereof, and (b) none of the covenants of any party required to be performed by such party before the Closing shall survive the Closing, and after the Closing, there shall be no liability on the part of, nor shall any claim under any Recourse Theory be made by, any party hereto or any of their respective Affiliates in respect of any covenant or agreement to be performed prior to the Closing. The representations and warranties of Parent contained in Section 4.1 (Due Organization; Good Standing; Corporate Power), Section 4.2 (Capitalization), Section 4.3 (Authority and Enforceability), Section 4.6 (Brokers), Section 4.7 (Issuance of Parent Common Stock), Section 4.8 (Merger Sub 1 and Merger Sub 2), Section 4.10 (SEC Filings; Securities Law and Other Matters; Absence of Changes or Events) and Section 5.11 (Representations as to Tax Treatment) of this Agreement and in any certificate delivered with respect thereto shall survive until the later of (i) thirty-six (36) months after the Closing or the date that is twelve (12) months after the last payment made with respect to any Milestone has been paid in full by Parent, and all other representations and warranties of Parent contained in Article 4 and in any certificate delivered with respect thereto shall survive for a period of thirty-six (36) months following the Closing. Unless otherwise indicated, the covenants and agreements set forth in this Agreement which by their terms are required to be performed after the Closing shall survive the Closing until they have been performed or satisfied.

Section 9.2.    Entire Agreement; Assignment. This Agreement (including the Company Disclosure Letter and the Transaction Agreements) and the Shareholder Representative Services LLC engagement letter (a) constitute the final and entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise.

Section 9.3.    Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and, to such end, the provisions of this Agreement are agreed to be severable.

Section 9.4.    Amendment. This Agreement may be amended by action taken in writing by the Company, Parent, Merger Sub 1, Merger Sub 2 and the Securityholder Representative at any time before or after the Effective Time.

Section 9.5.    Extension; Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.6.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by nationally-recognized overnight courier, by electronic mail (with confirmation of receipt) or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:

(a)    if to Parent, Merger Sub 1 or Merger Sub 2:

AtriCure, Inc.

7555 Innovation Way

Mason, OH 45040

Attention: President and Chief Executive Officer

Phone: (513) 755-4567

Email: mcarrel@atricure.com

with a copy to (which shall not constitute notice):

Pepper Hamilton LLP

Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103

Attention: Rachael M. Bushey, Esq.

Phone: (215) 981-4331

Email: busheyr@pepperlaw.com

(b)    if to the Company (prior to the Closing):

SentreHEART, Inc.

300 Saginaw Drive

Redwood City, CA 94603

Attention: Chris Lowe, Chief Financial Officer

Phone: (650) 241-6018

Email: Clowe@sentreheart.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

601 Marshall Street

Redwood City, CA 94063

Attention: Anthony McCusker; Scott Joachim

Phone: (650) 752-3267; (650) 752-3149

Email: AMcCusker@goodwinlaw.com;

SJoachim@goodwinlaw.com

(c)    if to the Securityholder Representative, or after Closing, to the Company Securityholders:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Phone: (303) 648-4085

Email: deals@srsacquiom.com

Facsimile: (303) 623-0294

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.7.    Governing Law; Jurisdiction; Service of Process. This Agreement, and all claims or causes of action (whether at law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. With respect to any action or claim arising out of or relating to the Transactions contemplated hereby or any document or instrument delivered in connection therewith, the parties hereto hereby expressly and irrevocably (a) agree and consent to be subject to the exclusive jurisdiction of the United States District Court located in the State of Delaware (and in the absence of federal jurisdiction, the parties consent to be subject to the exclusive jurisdiction of the state courts located in the State of Delaware), (b) agree not to bring any action related to any transaction contemplated hereby or any document or instrument delivered in connection therewith in any other court (except to enforce the judgment of such courts), (c) agree not to object to venue in such courts or to claim that such forum is inconvenient and (d) agree that notice or the service of process in any proceeding shall be properly served or delivered if delivered in the manner contemplated by Section 9.6. Final judgment by such courts shall be conclusive and may be enforced in any manner permitted by applicable Laws.

Section 9.8.    Waiver of Jury Trial. EACH OF THE PARTIES WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.9.    Parties in Interest. None of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person other than Parent, Merger Sub 1, Merger Sub 2, the Company, the Securityholder Representative and their respective successors and assigns (if any).

Section 9.10.    Expenses. Except as set forth in this Agreement, each of the parties hereto will bear its own costs and Expenses incurred in connection with this Agreement and the Transactions herein contemplated, including all legal, accounting, investment banking and other Expenses incurred by it or on its behalf, whether or not such transactions are consummated. Parent shall be responsible for all transfer, sales, use, real property transfer, recording, documentary, stamp, registration, share transfer and other similar Taxes and fees imposed in connection with the Transactions.

Section 9.11.    Specific Performance.

(a)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that any breach of this Agreement would not be adequately compensated by monetary damages. The parties acknowledge and agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent, Merger Sub 1 or Merger Sub 2, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and the Parent, Merger Sub 1 and Merger Sub 2, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required. The pursuit of specific enforcement by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.

(b)    Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise at any time of any other remedy. The Company, on the one hand, and Parent, Merger Sub 1 and Merger Sub 2, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company, Parent, Merger Sub 1 and Merger Sub 2, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Company or Parent, Merger Sub 1 and Merger Sub 2, as applicable, under this Agreement. The parties hereto further agree that by seeking the remedies provided for in this Section 9.11, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.11 are not available or otherwise are not granted.

Section 9.12.    Waiver of Conflicts. Recognizing that Goodwin Procter LLP (“Goodwin”) has acted as legal counsel to certain of the Company Securityholders and the Company and its Affiliates prior to the Closing, and that Goodwin intends to act as legal counsel to certain of the Company Securityholders after the Closing, each of the Parent and the Surviving Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Goodwin representing any of the Company Securityholders, the Securityholder Representative and/or their Affiliates after the Closing as such representation may relate to the Parent or the Transactions. In addition, all communications involving attorney-client confidences between any Company Securityholders and its Affiliates in the course of the negotiation, documentation and consummation of the Transactions shall be deemed to be attorney-client confidences that belong solely to such Company Securityholders and their Affiliates (and not the Parent or the Surviving Company). Accordingly, the Parent and the Surviving Company shall not have access to any such communications, or to the files of Goodwin relating to engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) the applicable Company Securityholders and their Affiliates (and not the Parent or the Surviving Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Parent or the Surviving Company shall be a holder thereof, (ii) to the extent that files of Goodwin in respect of such engagement constitute property of the client, only the applicable Company Securityholders and their Affiliates (and not the Parent or the Surviving Company) shall hold such property rights and (iii) Goodwin shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Parent or the Surviving Company by reason of any attorney-client relationship between Goodwin and the Parent or Surviving Company or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between the Parent or the Surviving Company and a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the Surviving Company (including on behalf of the Parent) may assert the attorney-client privilege to prevent disclosure of confidential communications by Goodwin to such third party; provided, however, that neither the Surviving Company nor the Parent may waive such privilege without the prior written consent of the Securityholder Representative, on behalf of the Company Securityholders.

Section 9.13.    Counterparts; Effectiveness. This Agreement may be executed by facsimile in two (2) or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed and delivered (by facsimile, “portable document format” (PDF), electronic transmission or otherwise) by all of the parties hereto.

[Remainder of Page Intentionally Left Blank]

The parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

SENTREHEART, INC.

By:	/s/ Russell Seiber
Name:	Russell Seiber
Title:	Chief Executive Officer

STETSON MERGER SUB, INC.

By:	/s/ M. Andrew Wade
Name:	M. Andrew Wade
Title:	Chief Financial Officer

SECOND STETSON MERGER SUB, LLC

By:	/s/ M. Andrew Wade
Name:	M. Andrew Wade
Title:	Chief Financial Officer

ATRICURE, INC.

By:	/s/ M. Andrew Wade
Name:	M. Andrew Wade
Title:	Chief Financial Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Securityholder Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]